82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Eisai Co., Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4015 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 6/5/06

EISAI CO., LTD.
AND
CONSOLIDATED SUBSIDIARIES
ANNUAL FINANCIAL REPORT RELEASE

3-31-06
AR/S

FOR IMMEDIATE RELEASE
May 16, 2006

On May 16, 2006, Eisai Co., Ltd. announced annual consolidated financial results for the fiscal year ended March 31, 2006.

- Date of the Board of Directors' Meeting for presentation of annual consolidated financial results: May 16, 2006
- These financial presentations were not prepared to conform with U.S. GAAP.
- Eisai Co., Ltd. is listed on the First Section of both the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Securities Code Number: 4523
- Representative of corporation: Haruo Naito, Director, President & CEO
- Inquiries should be directed to:

Hiroyuki Mitsui
Vice President
Corporate Communications

4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: +81-3-3817-5085
URL http://www.eisai.co.jp/index-e.html

Note: For additional specific information, please refer to the official Japanese-language version of this release.
This non-official English translation is provided as a courtesy only.

1. CONSOLIDATED ANNUAL FINANCIAL RESULTS (APRIL 1, 2005 – MARCH 31, 2006)

(1) RESULTS OF ANNUAL OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2005- March 31, 2006	¥601,252 mil.	12.8%	¥95,704 mil.	10.2%	¥100,025 mil.	12.3%
April 1, 2004- March 31, 2005	¥533,011 mil.	6.6%	¥86,807 mil.	4.5 %	¥ 89,087 mil.	6.8%

Period	Net Income	Percent Change	Earnings per Share (EPS)	Diluted EPS	Return on Equity	Ordinary Income/ Total Assets	Ordinary Income/ Net Sales
April 1, 2005- March 31, 2006	¥63,410 mil.	14.2%	¥221.86	¥221.61	13.0%	14.2%	16.6%
April 1, 2004- March 31, 2005	¥55,505 mil.	10.7%	¥193.39	¥193.34	12.6%	13.9%	16.7%

Notes:1. Equity in earnings of associated companies (accounted for by equity method):
- Fiscal year ended March 31, 2006: ¥25 mil.
- Fiscal year ended March 31, 2005: ¥25 mil.

2. Average Common Stock issued and outstanding:
- Fiscal year ended March 31, 2006: 285,817,290 shares
- Fiscal year ended March 31, 2005: 287,006,807 shares

3. There have been no changes in accounting methods used by Eisai Group consisting of Eisai Co., Ltd., consolidated subsidiaries and associated companies (hereinafter referred to as 'the Company') during the fiscal year period.
4. Percentage increase (decrease) compares periods ended March 31, 2006 and 2005.

(2) FINANCIAL POSITION

Year End	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
March 31, 2006	¥747,231 mil.	¥519,215 mil.	69.5%	¥1,816.23
March 31, 2005	¥662,711 mil.	¥459,607 mil.	69.4%	¥1,608.22

Note: Common Stock issued and outstanding at the end of the fiscal period:
- Fiscal year ended March 31, 2006: 285,874,916 shares
- Fiscal year ended March 31, 2005: 285,785,747 shares

(3) CASH FLOW CONDITION

Year End	Net Cash Provided by Operating Activities	Net Cash Used in Investing Activities	Net Cash Used in Financing Activities	Cash & Cash Equivalents
March 31, 2006	¥87,053 mil.	(¥29,513 mil.)	(¥21,843 mil.)	¥183,278 mil.
March 31, 2005	¥49,200 mil.	(¥37,531 mil.)	(¥16,743 mil.)	¥142,429 mil.

(4) NUMBER OF CONSOLIDATED SUBSIDIARIES, NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

- Consolidated subsidiaries: 40
- Non-consolidated subsidiaries: -
- Associated companies: 2

All figures less than 1,000,000 yen have been omitted.

(5) CHANGES IN NUMBER OF CONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

- Number of newly consolidated subsidiaries: 3
- Number of companies omitted from consolidation: 1
- Number of companies to which equity method is newly applied: -
- Number of companies omitted from application of equity method: -

2. CONSOLIDATED FINANCIAL FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2007

Period	Net Sales	Operating Income	Ordinary Income	Net Income
April 1, 2006-September 30, 2006	¥315,000 mil.	¥46,000 mil.	¥47,500 mil.	¥31,000 mil.
April 1, 2006-March 31, 2007	¥640,000 mil.	¥101,000 mil.	¥104,000 mil.	¥67,000 mil.

Note: Forecasted Annual Earnings per Share (EPS): ¥234.37

Assumptions associated with the above forecast are noted on pages 20-24 of the Consolidated Subsidiaries Annual Financial Report Release.

All figures less than 1,000,000 yen have been omitted.

I. Business Flows Within the Group

The Group consists of Eisai Co., Ltd. (hereinafter referred to as 'the Parent Company'), 40 consolidated subsidiaries and 2 associated companies accounted for by the Equity Method. The diagram below shows the principal operations and flows within the Group.



[Japan]
<Pharmaceuticals Segment>
* Sanko Junyaku Co., Ltd.
(Diagnostics Prod./Sales)
* Sannova Co., Ltd.
(Pharma Prod./Sales)
* Elmed Eisai Co., Ltd
(Pharma Sales)
* KAN Research Institute, Inc.
(Basic Research)
* Palma Bee'z Research Institute Co., Ltd
(Diagnostics Prod. Research)
‡ 1 other company
(Total 6 companies)
Products
Products
Research
Research
<Other Segment Areas>
* Eisai Food & Chemicals Co., Ltd
(Food Additives and Chemicals Sales)
* Eisai Distribution Co., Ltd.
(Distribution)
* Sunplanet Co., Ltd.
(Other Services)
* Clinical Supply Co., Ltd.
(Medical Devices Prod./Sales)
* Eisai Seikaken Co., Ltd.
(Agro-chemical Prod./Sales)
* Eisai Machinery Co., Ltd.
(Pharma Machinery Prod./Sales)
(Total 6 companies)
Products
Distribution Service
Other Services
EISAI CO., LTD.
[Overseas]
<Pharmaceuticals Segment>
North America
* Eisai Corporation of North America
(Holding Company)
* Eisai Research Institute of Boston Inc.
(Basic Research)
* Eisai Inc. (Pharma Prod./Sales)
* Eisai Medical Research Inc.(Clinical Research)
(Total 4 companies)
Research
Bulk
Research
Europe
* Eisai Europe Ltd.
(European Regional Headquarters/Holding Company)
* Eisai Ltd.
(Pharma Sales/Clinical Development)
* Eisai GmbH (Pharma Sales)
* Eisai S.A.S. (Pharma Prod./Sales)
* Eisai B.V. (Pharma Prod./Sales)
Products
* Eisai London Research Laboratories, Ltd.
(Basic Research)
*4 other companies, ‡1 other company
(Total 11 companies)
Management
Research
Bulk
Research
Asia and Others
* P.T. Eisai Indonesia (Pharma Prod./Sales)
* Eisai (Thailand) Marketing Co., Ltd.
(Pharma Prod./Sales)
* Eisai Taiwan Inc. (Pharma Prod./Sales)
* Eisai China Inc. (Pharma Prod./Sales)
* Eisai Korea Inc. (Pharma Sales)
* 6 other companies
(Total 11 companies)
Products/ Bulk
<Other Segment Areas>
North America
* Eisai Machinery U.S.A., Inc.
(Pharma Machinery Sales)
* 1 other company
(Total 2 companies)
Products
Europe
* Eisai Machinery GmbH
(Pharma Machinery Prod./Sales)
* 1 other company
(Total 2 companies)
Products
Shows sales flow

Symbol Explanation:
* : Consolidated subsidiary (40 companies)
‡ : Associated company accounted for by the equity method (2 companies)

Affiliated Companies

(Consolidated Subsidiaries) (As of March 31, 2006)

Company Name	Location	Common Stock		Voting Rights	Description of Operations	Relationship/Operations	Note
Sanko Junyaku Co., Ltd.	Tokyo	¥5,262	million	50.88%	Diagnostic product prod./sales	-	*2,3
Sannova Co., Ltd.	Gunma Pref.	¥926	million	79.97%	Pharmaceutical production/sales	(E) Pharmaceutical product purchase	*3
Elmed Eisai Co., Ltd.	Tokyo	¥450	million	100.00%	Pharmaceutical sales	-	
Eisai Food & Chemicals Co., Ltd.	Tokyo	¥101	million	100.00%	Food additives/chemicals sales	(E) Food additives/chemicals sales	
Eisai Machinery Co., Ltd.	Tokyo	¥100	million	100.00%	Pharma machinery production/sales	-	
KAN Research Institute, Inc.	Kyoto	¥70	million	100.00%	Basic research	(E) Basic research	
Eisai Distribution Co., Ltd.	Kanagawa Pref.	¥60	million	100.00%	Pharmaceutical distribution	(E) Pharmaceutical product distribution	
Sunplanet Co., Ltd.	Tokyo	¥455	million	85.11%	Administrative/catering/printing service, real estate management	(E) Purchase of admin./catering/ printing service, management of (E) real estate	
Clinical Supply Co., Ltd.	Gifu Pref.	¥80	million	84.80%	Medical devices production/sales	-	
Palma Bee'Z Research Institute Co., Ltd.	Tokyo	¥50	million	75.44% (25.44%)	Diagnostic product research	(E) Diagnostic product research	*1
Eisai Seikaken Co., Ltd.	Tokyo	¥50	million	70.00%	Agro-chemical production/sales	-	
		Unit=thousand					
Eisai Corporation of North America	New Jersey, USA	229,100	US$	100.00%	U.S. subsidiaries holding company	-	*3
Eisai Research Institute of Boston Inc.	Massachusetts, USA	115,300	US$	100.00% (100.00%)	Basic research/chemical process research	(E) Basic research/process research for clinical trial supply	*1,3
Eisai Inc.	New Jersey, USA	83,600	US$	100.00% (100.00%)	Pharmaceutical production/sales	(E) Bulk drug substance sales	*1,3,8
Eisai U.S.A. Inc.	New Jersey, USA	29,500	US$	100.00% (100.00%)	Others	-	*1
Eisai Medical Research Inc.	New Jersey, USA	1,000	US$	100.00% (100.00%)	Pharmaceutical clinical research	(E) Pharmaceutical clinical research	*1
Eisai Machinery U.S.A. Inc.	New Jersey, USA	1,000	US$	100.00% (100.00%)	Pharmaceutical machinery sales	-	*1
Eisai Europe Ltd.	London, UK	50,561	UK£	100.00%	European regional headquarters (holding company)	(E) Management of pharmaceutical business in Europe	*3
Eisai Ltd.	London, UK	15,548	UK£	100.00% (100.00%)	Pharmaceutical sales/clinical research	(E) Pharmaceutical clinical research	*1
Eisai London Research Laboratories Ltd.	London, UK	12,000	UK£	100.00% (100.00%)	Basic research	(E) Basic research	*1
Eisai Pharma-Chem Europe Ltd.	London, UK	100	UK£	100.00%	Others	-	*7
Eisai GmbH	Frankfurt, FRG	7,669	EUR	100.00% (100.00%)	Pharmaceutical sales	(E) Pharmaceutical sales	*1
Eisai Machinery GmbH	Cologne, FRG	1,278	EUR	100.00% (100.00%)	Pharmaceutical machinery production/sales	-	*1
Eisai S.A.S.	Paris, France	19,500	EUR	100.00% (100.00%)	Pharmaceutical production/sales	-	*1
Eisai B.V.	Amsterdam, Neth.	540	EUR	100.00% (100.00%)	Pharmaceutical production/sales	(E) Bulk drug substance sales	*1
Eisai Farmaceutica S.A.	Madrid, Spain	4,000	EUR	100.00% (100.00%)	Pharmaceutical sales promotion	-	*1
Eisai S.r.l.	Milan, Italy	3,500	EUR	100.00% (100.00%)	Pharmaceutical sales	-	*1
Eisai Pharma AG	Zurich, Switzerland	3,000	CHF	100.00% (100.00%)	Pharmaceutical sales	-	*1,4
Eisai AB	Stockholm, Sweden	10,000	SKr	100.00% (100.00%)	Pharmaceutical sales	-	*1,4
P.T. Eisai Indonesia	Jakarta, Indonesia	5,000	US$	100.00%	Pharmaceutical production/sales	(E) Pharmaceutical sales	
Eisai Asia Regional Services Pte. Ltd.	Singapore	26,400	S$	100.00%	Pharmaceutical sales	(E) Pharmaceutical sales	
Eisai (Malaysia) Sdn. Bhd.	Petal. Jaya, Malaysia	470	M$	100.00% (5.74%)	Pharmaceutical sales	(E) Pharmaceutical sales	*1

Eisai (Thailand) Marketing Co., Ltd.	Bangkok, Thailand	11,000	Baht	49.90% (49.90%)	Pharmaceutical production/sales	(E) Pharmaceutical sales	*1,6
Eisai Taiwan Inc.	Taipei, Taiwan	270,000	NT$	100.00%	Pharmaceutical production/sales	(E) Pharmaceutical sales	*5
Eisai China Inc.	Suzhou, China	319,205	RMB	100.00% (100.00%)	Pharmaceutical production/ sales	(E) Pharmaceutical sales	*1
Eisai (Hong Kong) Co., Ltd.	Hong Kong, China	500	HK$	100.00% (10.00%)	Pharmaceutical sales	(E) Pharmaceutical sales	*1
Eisai Korea Inc.	Seoul, Korea	3,512,000	Won	100.00%	Pharmaceutical sales	-	
HI-Eisai Pharmaceutical Inc.	Manila, Philippines	31,250	Peso	50.00% (1.45%)	Pharmaceutical production/ sales	(E) Pharmaceutical sales	*1,6
Eisai Pharmaceuticals India Pte. Ltd.	Mumbai, India	100,000	Rupee	100.00% (1.00%)	Pharmaceutical production/ sales	(E) Food additives/chemicals sales	*1
Eisai Australia Pty. Ltd	Sydney, Australia	1,000	A$	100.00%	Pharmaceutical	-	*4

(Associated Companies Accounted for by Equity Method) (As of March 31, 2006)

Company Name	Location	Common Stock (Unit: thousands)		Voting Rights	Description of Operations	Relationship/Operations	Note
Bracco-Eisai Co., Ltd.	Tokyo	340,000	Yen	49.00%	Contrast media import/ production/sales	(E) Contrast media purchase	
Eisai-Novartis Verwaltungs GmbH	Nuremberg, FRG	25	EUR	50.00% (50.00%)	Prescription pharmaceuticals	-	*1,7

*(E) indicates Eisai Co., Ltd.

Notes: *1. Voting rights (%) ownership: Figures in parenthesis represent percentage indirectly owned by the Parent Company.
*2. The stock of Sanko Junyaku Co., Ltd. is traded in the over-the-counter market (JASDAQ).
*3. Specially designated subsidiary according to the stock exchange law.
*4. Newly established and consolidated subsidiary.
*5. Eisai Taiwan Inc. and Wei-zai Co., Ltd. were merged in April 2005 and Eisai Taiwan Inc. became the merging company.
*6. The Parent Company does not have more than 50 percent ownership in Eisai (Thailand) Marketing Co., Ltd., and HI-Eisai Pharmaceutical Inc., but they are considered as consolidated subsidiaries under the application of the "controlling entity" standard.
*7. Eisai Pharma-Chem Europe Ltd. and Eisai-Novartis Verwaltungs GmbH are in the process of liquidation.
*8. In the consolidated financial results for the period under review, the only subsidiary whose sales exceed 10 percent of consolidated sales is Eisai Inc. and its principal financial results are noted below.

Sales	¥254,717 mil.
Ordinary income	¥20,315 mil.
Net income	¥13,001 mil.
Shareholder's equity	¥46,912 mil.
Total assets	¥137,871 mil.

Management function of the R&D Division and other relevant functions of Eisai Co., Ltd. were separated and newly established Eisai R&D Management Co., Ltd., a wholly-owned subsidiary of Eisai, has taken over the functions in April 2006.

2. Management Policy

1) Basic policy of management

The Eisai Group (hereinafter referred to as 'the Company') positions its mission as "to give first thought to patients and their families and to increase the benefits healthcare provides." Consistent with this corporate philosophy, all Eisai Group members aspire to consistently exemplify a *'human health care* (*hhc*) company' which is capable of making a meaningful contribution under any healthcare system through meeting the various needs of global healthcare. We codified this basic concept into the bylaws to share it with shareholders.

In order to materialize the policy, we are committed to further expand the trustworthy relationships with our principal stakeholders including patients, customers, shareholders and employees and promote compliance with an eye to observing laws and ethical standards, and thereby enhancing corporate value.

2) Management strategies and issues the Company facing

The business environment surrounding the pharmaceutical industry has been increasingly pressured and in the stage for a great change, as represented by the accelerating healthcare cost-containment measures in Japan, the U.S., Europe and Asia, the swelling research and development (R&D) expenditures, the advancement of science and technology, the emergence of a new economic block and the trend of industry reorganization. In addition, companies are facing intensifying public calls for the fulfillment of social responsibilities to ensure global environmental conservation and sustainability of society, as well as, their own business.

Under such circumstances, the Company launched 'Dramatic Leap Plan', the 5th Mid-term Strategic Plan ending in FY 2011, in April 2006. This plan aims to further improve efficiency and productivity by handling any situation arising anywhere flexibly and thoroughly. For that purpose, the Company places principle functions of a pharmaceutical company in the most adequate country and region based on the concept of 'Create value by the best person at the best place in the best structure' and implements business in consideration of the current situation of each region.

Taking the opportunity for future growth firmly, we create 'patient value', 'shareholder value' and 'employee value' to improve our corporate value. In addition, we strive to fulfill our corporate social responsibilities.

(1) Creation of 'patient value'

It is our firm belief that the primary mission of a pharmaceutical company lies in the creation of value for patients. We believe that the creation of 'patient value' is to discover innovative drugs beneficial for patients in overcoming diseases for which established therapies have historically not been available and in improving their quality of life (QOL), consistent supply of high-quality products, and provision of information for safe and proper usage of drugs.

a) Further concentration of R&D area

The Company works more actively to create excellent pharmaceutical products in terms of efficacy, safety and economy in two areas, neurology and oncology, by further advancing our concept of focus in R&D activities.

In the neurology franchise already established as one of our areas of focus, we have accumulating information on science, treatment and market trends. Accordingly, we strive to achieve enriching pipelines in consideration of strategic alliances and steady progress of products under development. As for oncology, the Company aims to establish a franchise by promoting commercialization of product with the world's most advanced R&D.

b) Expansion of drug discovery research and improvement of the clinical research system

The Company promotes the improvement of KAN Research Institute (Kyoto Prefecture) for life science research which is the uppermost stream of drug discovery and functional expansions in Boston Research Institute in the U.S. and London Research Institute in the U.K. to enable each of these R&D centers along with Tsukuba Research Laboratories in Japan to select candidate compounds.

For clinical research, we promote not only the global integration of operation but also expansion of activities in Asia to realize the management of clinical operation in Japan, the U.S., Europe and Asia under an unified leadership.

c) Enhancement of global R&D management ability

It is the most important task for R&D to advance themes as planned.

In April 2006, the Company established a subsidiary responsible for the management of R&D to make optimal decisions on a global level. Accordingly, the Company strives to produce new drugs smoothly and timely as scheduled by improving the efficiency of the R&D activities.

d) Establishment of a system to realize stable supply of high-quality pharmaceutical products

The Company aims to lead the global market in terms of quality and stable supply of the products and achieve cost competitiveness at the same time. For the purposes, the Company pursues the idea of 'seamless value chain' by taking our manufacturing sites equipped with our original quality assurance system as a base and adding new centers for value creation the Company commits to globally stable supply of high-quality pharmaceutical products.

e) Improvement of information provision

The Company is dedicated to proper information provision for healthcare professionals and patients to facilitate safe and efficacious usage of its pharmaceutical products through timely collection, analysis and evaluation of the latest product information available in the world. The adequate buildup of medical representatives mainly in Japan, the U.S. and China is also promoted to provide the information properly to healthcare professionals.

f) Strategic entry into new areas

The Company implements a strategy to transfer part of its functions including clinical research, production, data management/statistical analysis, process chemistry and formulation research in areas with excellent technological level and cost-effectiveness.

(2) Creation of 'shareholder value'

Under the support by shareholders who share the concept of 'value' with the Company, we will pursue sustained growth by producing 'patient value' and return the outcomes to shareholders. We shall engage in a constant effort to enhance 'shareholder value' through increasing transparency in our business activities in the course of active and fair disclosure of corporate information.

a) Sustainable growth through enhancing business foundation

The Company has already established its business centers in major regions in Japan, the U.S., Europe and Asia. In particular, the Company is currently pursuing new business opportunities in the markets of the enlarged EU, China and India in prospect of their vast growth potential.

In every territory around the world, the Company is stepping up efforts for further growth of its leading products such as an Alzheimer's disease treatment, *Aricept,* and a proton pump inhibitor, *Pariet* (the U.S. brand name: *Aciphex*), while promoting a strategic global marketing structure in consideration of a collaborative system centered in the U.S. with Europe and Japan in accordance with the progress in development of in-house treatment in the integrative neuroscience and integrative oncology areas.

b) Basic policy on profit appropriation

Eisai is devoted to providing sustainable and stable dividends based on the consolidated financial performance along with dividend on equity. Furthermore, the internal reserve fund shall be allocated to enhance R&D activities and reinforce business infrastructure with an eye to increasing corporate value. We aim for an 8% level of DOE as a mid-term target.

(3) Creation of 'employee value'

The Company believes that employees are the only stakeholders that can enhance corporate value on their own. We also seek for a status where all employees share the corporate vision more thoroughly and are motivated to challenge the realization of the philosophy through daily business activities. For the purpose, we consider it as the basis of human resources management to encourage employees' skills development while taking each individual's strengths and will into account, and provide employees with a rewarding working environment.

a) Employment and lifestyle stability

Eisai provides employees with stable employment, enabling individuals to maintain their personal lifestyles with appropriate compensation levels that are rewarding to productivity towards the value creation. Meanwhile, in addition to ensuring sound management of the health insurance union to support employees and their families, Eisai maintains a corporate welfare pension fund which can allow employees to work with a sense of security for the lives after retirement.

b) Skills development

While respecting individual personality and maintaining equal opportunities, Eisai has put various systems in place for employees to diversify career options and the programs that provide employees with opportunities for interdepartmental exchanges and extended education to enrich careers. In addition, an employee satisfaction survey and a self-report system, which allows employees to submit their requests for job assignment or career development, have been instituted.

c) Global employee career development

The Company copes with the progress of the business expansion in the U.S., Europe and Asia, and strives to motivate employees by providing them with a chance to work on the global stage.

(4) Fulfillment of corporate social responsibilities

The Company regards fulfillment of its corporate social responsibilities as a managerial high-priority issue to continuously gain the trust of various stakeholders. Thus we are dedicated to the enhancement of internal control systems and compliance, environmental conservation and philanthropic activities.

a) Internal control system

The Company sets an internal control policy as a basic guidance to establish and implement the internal control system at all levels of officers and employees and promotes enhancement of the system to proactively address a wide spectrum of possible risks in its business activities.

The Company along with foreign subsidiaries not only encourages documentation process to identify financial risks and the approach to adaptive control in order to secure the credibility of our financial reports but also seeks for an organization where continuous efforts in establishing the internal control system and monitoring are possible. In addition, the Company has sequentially started to introduce the CSA (Control Self Assessment) by which each division can conduct self-evaluations of its progress in the establishment of the internal control system.

b) Promotion of compliance

To deal with business compliance issues, the Company has stipulated a Charter of Business Conduct as well as Business Conduct Guidelines and requires all officers and employees of their rigorous observance in their daily activities. Furthermore, the Company works at improving the effectiveness of the compliance program applied to the entire group through such measures as revising the Compliance Handbook regularly and constantly, promoting the use of standing consultation services inside and outside the Company, conducting training sessions for both officers and employees along with compliance risk-assessments and countermeasures against potential risks.

c) Environmental conservation

To ensure environmental conservation, Eisai has introduced environmental management systems in accordance with ISO14001 standards to its principal manufacturing facilities in Japan and continues efforts for upgrading and strengthening their environment-related controls. Other operating units and subsidiaries across the world also are striving to establish their own environmental management systems so that they can reduce the environmental burden generated from their operations by means of stricter control of greenhouse gas emission, promotion of energy and resource conservation as well as recycling and reduction in waste.

d) Philanthropy

In pursuit of its corporate vision, the Company is making a number of philanthropic contributions, notably in the healthcare field. Such contributions include sponsorship of an annual program to award healthcare professionals who have dedicated their lives to medical or care services under challenging environments, assistance to encourage natural science research and knowledge dissemination regarded to human diseases and their remedies, promotion of interdisciplinary healthcare study including health economics and development of young researchers. The Company also supports a number of educational programs to raise the awareness of Alzheimer's disease and programs for elderly patients and caregivers as well as for victims of natural disasters in many countries.

3) Basic policy of corporate governance and structure

Based on the recognition that further improvement of corporate governance is the most important task, Eisai works on the enhancement of its corporate governance structure to increase the corporate value.

Eisai strives to enhance stakeholder value by satisfying unmet medical needs and actively returning profits to shareholders in accordance with the corporate philosophy codified as an article in the bylaws.

Eisai is the company with committees system where the functions of supervision and operation are clearly separated and the Board focuses on management by delegating business decision making extensively to officers in accordance with laws and the bylaws. In order to oversee company operation objectively and equitably from the shareholders' and stakeholders' perspectives, the roles of the Board Chairperson and President & CEO are separated. Furthermore, an outside director assumes the role of the Board Chairperson and the President and CEO alone holds the concurrent post of director. The Board of Directors consists of a majority of outside directors who have been selected based on standards on securing corporate independence. In addition, all members of both the Nominating Committee and the Compensation Committee are composed of outside directors. The Audit Committee consists of a majority of outside directors and directors with a good understanding of the internal systems to perform effective operations.

Furthermore, the Company fulfills the fair and highly transparent management by disclosing important information actively and timely.

4) Policy for protection of the company's corporate value and common interests of shareholders

Eisai decided to introduce 'the Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders' at the Board of Directors held on February 28, 2006 to secure not only our corporate value but common interests of shareholders realized by achieving and implementing the 5th Mid-term Strategic Plan based on the corporate philosophy.

The Policy is a prior notice typed plan. It sets forth an orderly procedure to be followed when an acquisition of large block of our shares is planned to secure sufficient time and information for shareholders to make appropriate judgments. It also enables Eisai to issue new share subscription rights to all the shareholders which the acquirer is not entitled to exercise and dilute its voting rights of the acquirer if the procedure is not followed by the acquirer or if the acquisition is inappropriate and would undermine the corporate value and common interests of the shareholders. By these, this Policy is designed to deter inappropriate acquisitions.

Eisai is the company with committees system where outside directors account for the majority of the Board. Under this Board of Directors, the Independent Committee of Outside Directors composed of 7 outside directors (as of February 28, 2006) who are independent of the management of the company was established to decide on the introduction of the Policy and will implement it from the standpoint of shareholders. The annual review of the Policy, which may result in continuance, modification or abolition, will be conducted at the Independent Committee of Outside Directors and the Board of Directors consisting of the directors newly elected immediately after the Ordinary General Meeting of Shareholders.

3. Performance Review and Financial Position

1) Operating results for the period under review

[Sales and income]

The Company achieved the following consolidated financial results for the period under review:

Net sales:	¥601,252 million (12.8% increase year-on-year)
Operating income:	¥95,704 million (10.2% increase year-on-year)
Ordinary income:	¥100,025 million (12.3% increase year-on-year)
Net income:	¥63,410 million (14.2% increase year-on-year)

Net sales gained ground geographically in Japan, North America, Europe and Asia as sales of *Aricept* expanded to ¥196,468 million, up 20.6% year-on-year and those of *Pariet* (US brand name: *Aciphex)* steadily increased to ¥154,464 million, up 16.8% year-on-year.

Operating income, ordinary income and net income secured an upward trend mainly because of the improved cost of sales ratio (17.4%, down 1.1 points) while proactively making an investments of ¥93,249 million (up 19.1%) in R&D costs.

[Conditions by segment]

(Net sales for each segment are those to external customers.)

(1) Performance by operating segment

- Pharmaceuticals segment:

  In the Pharmaceuticals segment, sales of *Aricept* and *Aciphex/Pariet* soared in all regions.

  Consequently, pharmaceutical sales came to ¥579,812 million, up 13.5% year-on-year while operating income amounted to ¥98,376 million, an increase of 11.3% year-on-year.

- Other segments:

  Despite the fact that sales in other segments such as food additives and chemical, and machinery divisions decreased 2.7% year-on-year to ¥21,440 million, the operating income thereof amounted to ¥2,365 million, an increase of 17.9% year-on-year due to product mix improvement.

(2) Performance by geographical area

- Japan:

Sales in Japan amounted to ¥285,058 million, up 6.3% while operating income came to ¥74,163 million, down 0.3% as a result of increases in R&D costs.

In the ethical pharmaceutical segment, sales of *Aricept* augmented to ¥42,302 million, up 20.5% and those of *Pariet* soared to ¥27,564 million, an increase of 42.2%, respectively.

- North America:

Sales in North America expanded 18.0% to ¥253,075 million, and operating income rose 97.6% to ¥22,487 million.

Sales of *Aricept* advanced 22.9% to ¥119,892 million and sales of *Aciphex* increased 9.9% to ¥114,341 million. (Sales of *Aricept* on a dollar-denominated basis ascended 16.6% and those of *Aciphex* increased 4.3%) Meanwhile, an antiepileptic agent *Zonegran* achieved sales of ¥12,691 million, up 14.0%. (Sales of *Zonegran* on a dollar-denominated basis ascended 8.2%)

- Europe:

Sales in Europe reached ¥45,504 million, up 18.8% while operating income came to ¥4,635 million, up 33.6%.

Sales of *Aricept* advanced 9.8% to ¥29,907 million and those of *Pariet* increased 33.7% to ¥9,049 million partly because of the launch in Italy.

Eisai Pharma AG, a pharmaceutical sales subsidiary, was established in Switzerland in June 2005 and Eisai AB, a pharmaceutical subsidiary, was built in Sweden in July 2005, respectively.

Eisai concluded the Heads of Terms on sales and development of land in the Hatfield Business Park located in the northern London to establish a strategic business hub in Europe in January 2006.

- Asia and other regions:

Sales in Asia and other regions soared 47.9% to ¥17,613 million while operating income made an upturn by 34.5% to ¥2,782 million.

Sales of *Aricept* amounted to ¥4,365 million, up 48.5% and those of *Pariet* were bolstered to ¥3,509 million, up 68.8%, respectively.

Eisai Australia Pty. Ltd. was established in January 2006 to file applications for the approval of pharmaceutical products in Australia.

- Overseas total

Total overseas sales excluding Japan grew to ¥316,194 million, an increase of 19.4%, accounting for 52.6% of the Company's total net sales, up 2.9 points.

[Profit appropriation]

In connection with the dividend payout, Eisai intends to set the fiscal year-end dividend at ¥50 per share (an increase of ¥15 per share over the previous year), together with the interim dividend, making an annual total dividend of ¥90 per share. (an increase of ¥34 per share over the previous year)

In this context, the dividend payout ratio and dividends on shareholders' equity ratio (DOE) were 40.6% and 5.3%, respectively.

2) Financial condition for the period under review

[Assets etc.]

Total assets at the end of the period under review stood at ¥747,231 million, an increase of ¥84,520 million from the end of the previous year. Cash and cash in banks, short-term investments and investment securities, among other assets, were the main items that showed an increase.

Total liabilities amounted to ¥218,719 million, up ¥24,599 million from the end of the previous year. Items such as trade payables, accounts payable-other and accrued expenses mainly account for the increase.

Total shareholders' equity came to ¥519,215 million, an increase of ¥59,608 million from the end of the previous year, resulting in a shareholders' equity ratio of 69.5%, up 0.1 points.

[Capital expenditures]

Capital expenditures amounted to ¥20,954 million, a decline of ¥757 million year-on-year, most of which were used to upgrade production facilities and R&D laboratories in Japan and the U.S.

[Cash flow]

Net cash provided by operating activities for the period under review amounted to ¥87,053 million, up ¥37,852 million from the corresponding period of the previous year. Income before income taxes amounted to ¥96,082 million and depreciation and amortization expenses came to ¥25,041 million while income taxes paid totaled ¥45,402 million.

Cash outflows arising out of investing activities amounted to ¥29,513 million, a decrease of ¥8,017 million, out of which ¥22,043 million was used for purposes of acquiring tangible fixed assets and ¥21,794 million was paid for purpose of acquiring intangible assets.

Net cash used in financing activities amounted to ¥21,843 million, an increase of ¥5,100 million from the same period of the previous year.

As a result of such operating, investing and financing activities, cash and cash equivalents at the end of the period under review came to ¥183,278 million, up ¥40,849 million from the end of the previous year.

[Trends in Financial Indicators]

	Year ended March 2002	Year ended March 2003	Year ended March 2004	Year ended March 2005	Year ended March 2006
Shareholders' equity ratio (%)	64.9	65.6	68.1	69.4	69.5
Market Cap. Ratio (%)	164.8	107.7	131.8	157.0	196.3
Debt repayment term (years)	0.15	0.04	0.03	0.06	0.03
Interest coverage ratio	150.5	489.6	1,040.6	856.3	1,922.7

(Note) Calculation method of each indicator in the above table is as follows:

Shareholders' equity ratio: shareholders' equity / total assets

Market Cap. Ratio: market capitalization (the stock price at the end of the period x number of shares outstanding at the end of the period after deduction of treasury stock) / total assets

Debt repayment term: interest-bearing debt (bonds payable, loans payable, agent deposits payable) / operating cash flow

Interest coverage ratio: operating cash flow / interest payments (interests paid)

3) Fourth Quarter Financial Highlights (January 1, 2006 - March 31, 2006)

- Consolidated net sales during the quarter amounted to ¥151,342 million which was a 17.7% increase compared to the corresponding period last year.
- Net sales of *Aricept* soared to ¥53,842 million, a 31.9% rise year-on-year. Out of this gain, sales of ¥9,720 million were attributed to Japan, up 23.8% and of those, ¥35,614 million were recorded in the U.S., a 36.7% increase. (23.2% increase on a dollar-denominated basis) Sales of *Pariet* (U.S. brand name: *Aciphex*) totaled ¥40,448 million with an increase of 28.5% while sales in Japan rose 32.4% to ¥5,893 million, those in the U.S. inched up 21.0% to ¥30,135 million (8.2% increase on a dollar-denominated basis). Meanwhile, sales of *Zonegran* came to ¥1,692 million, a 42.4% decrease year-on-year under the influence of the market entry of generic products in the U.S. Out of the sales, ¥1,492 million was recorded in the U.S., down 49.1% over the previous year. (56.7% decrease on a dollar-denominated basis)
- With respect to net sales to external customers by each geographic area, all areas recorded increases. Japanese sales secured a 3.0% gain and the North American market expanded 28.6% while the European territories gained ground by 41.7% and 'Asian and other markets' augmented 53.2% on a year-on-year basis.
- Research and development (R&D) expenses came to ¥26,220 million, up 23.0% from a year earlier period while selling, general and administrative expenses amounted to ¥81,802 million, up 24.1%. Cost of goods sold increased 13.1% to ¥25,833 million with the sales cost ratio being 17.1%, down 0.7 points.
- Operating income for the quarter declined 5.6% year-on-year to ¥17,486 million. Ordinary income decreased 3.4% to ¥18,610 million and net income descended 1.6% to ¥11,254 million.
- Net cash provided by operating activities in the quarter amounted ¥37,936 million, up ¥41,758 million on a year-on-year basis. Cash outflows dedicated to investing activities totaled ¥5,278 million, down ¥2,700 million from a year earlier period, principally attributed to the procurement of property, plant and equipment, and intangible assets.

4) Progress in Research and Development and Other Business Areas

[Projects under development]

- The Company concentrates its managerial resources on the following research areas; neurology and oncology, thereby implementing proactive R&D activities.

<Global development projects>

- Regarding E2007, an AMPA receptor antagonist, the Company successfully achieved the POC (Proof of Concept) in the treatment of Parkinson's disease and started Phase III clinical trial in Europe. Preparation for Phase III clinical trials is in progress in the U.S. In addition, the Company is aiming for early accomplishment of POC for epilepsy, multiple sclerosis and migraine prophylaxis.
- In terms of E7389, an anticancer drug, the Company has succeeded in POC in the treatment of breast cancer and non-small cell lung cancer and launched trials to file a Subpart H application for the treatment of breast cancer. (Subpart H application: an expedited review mechanism in which the FDA gives an accelerated approval for a new drug that qualifies certain requirements to treat serious and life-threatening diseases)
- As targeted efficacy and safety have been confirmed in Phase II clinical trials of E5564 (generic name: eritoran), an endotoxin antagonist for the treatment of severe sepsis, the Company is in preparation for the Phase III clinical trials. Development for post coronary artery bypass graft surgery complication was discontinued.
- The Company commenced a Phase II clinical trial in Japan of an anticancer drug E7070 (generic name: indisulam) for the treatment of stomach cancer. Development in breast and colorectal cancer which had been underway in the U.S. and Europe was discontinued.
- With respect to a thrombin receptor antagonist E5555, Phase II clinical trial has been initiated in Europe and the U.S.

<Non-Japanese development projects>

- The Company once withdrew a new drug application in the U.S. of E2080 (generic name: rufinamide), an anti-epileptic agent, for the combination therapy of Lennox-Gastaut Syndrome and adult partial seizure in order to convert some parts of the data in the application into electronic format.

The Company resubmitted the application in November 2005.

<Japanese development projects>

- In terms of the thrombolytic agent *Cleactor*, the Company obtained an approval for new indication of acute pulmonary embolism in Japan in July 2005. Development for an indication of cerebral embolism which had been in Phase II was discontinued.
- Regarding the anti-rheumatic agent D2E7 (generic name: adalimumab, human anti-TNF-monoclonal antibody), Eisai filed an application for an indication of rheumatoid arthritis in Japan in December 2005. Phase II clinical trials for psoriasis have been started.
- Eisai started the phase II clinical trials for *Iomeron*, a non-ionic contrast agent, to apply for a new dosage regimen in computerized tomography screening.
- Development of the gastroprokinetic E3620, which had been in Phase II clinical trials in Japan, was ceased.

<Applications for new indications and formulations of main products>

- Following the U.K. approval in May 2005, the Company has received notification of the completion of the Mutual Recognition Procedure from 12 EU member countries for *Aricept* orodispersible tablet in December 2005. Eisai also filed an application for a new indication for severe Alzheimer's disease in Japan in December 2005. The same application was filed in the U.S. but it was withdrawn due to deficiencies in the format. . The revised application was filed in December 2005. The Company is working toward the filing in Europe.
- For *Pariet*, Eisai filed an application for a new indication of non-erosive gastroesophageal reflux disease in Japan in March 2006.

[Alliances with other companies]

- Eisai and BioArctic Neuroscience Inc. in Sweden concluded a strategic alliance agreement in August 2005 on drug discovery research for immunotherapy for Alzheimer's disease.
- In September 2005, Ajinomoto Co., Inc. agreed to change the distribution company in Japan from Aventis Pharma to Eisai, starting October 1, 2005 for osteoporosis treatment *Actonel* (generic name: risedronate sodium) for

which Ajinomoto has the marketing approval rights in Japan.

- Eisai Inc., a U.S. pharmaceutical subsidiary of Eisai, signed an in-license agreement in September 2005 with Pfizer Inc. for exclusive U.S. rights to promote an anti-coagulant *Fragmin* (generic name: dalteparin sodium).
- Eisai signed a license agreement with Dainippon Pharmaceutical Co., Ltd. (present name: Dainippon Sumitomo Pharma Co., Ltd.) for AS-3201, a treatment for diabetic complication, for the development, manufacture and marketing worldwide outside Japan in September 2005. Currently, Phase III clinical trial for diabetic neuropathy is in progress in North America.
- Eisai and TorreyPines Therapeutics, Inc. in the U.S. entered into a new alliance contract regarding a new genetic research program for Alzheimer's disease in October 2005.
- In December 2005, Eisai and Sanofi-aventis Group Japan reached an agreement to terminate the marketing alliance for *Rulid* tablets (generic name: roxithromycin), a long-acting macrolide, in Japan.
- Eisai and Elan Corporation, plc. in Ireland concluded an agreement in February 2006 on the strategic product acquisition of Elan's non-opioid severe chronic pain agent *Prialt* for the development, manufacturing and marketing rights in the European region from Elan. Currently, Eisai is preparing to launch the product.
- In March 2006, Eisai and DNAVEC Corporation in Ibaraki Prefecture signed an agreement on drug discovery research for vaccine therapy for Alzheimer's disease.
- Asahi Kasei Pharma Corporation and Eisai China Inc., a subsidiary of Eisai, signed an agreement in March 2006 giving exclusive rights to promote Asahi Kasei Pharma's vasodilator *Eril* (fasudil hydrochloride) in China.
- Eisai concluded a license agreement with Dainippon Sumitomo Pharma Co., Ltd. regarding *Gasmotin* (generic name: mosapride citrate), a gastroprokinetic agent, to obtain the rights of development, manufacture and marketing in 10 countries including ASEAN members in April 2006. Currently, Eisai is preparing to file applications for approval in these countries.

[Production]

- With the objective of achieving stable and consistent supply of *Aricept* and *Aciphex/Pariet* to meet increasing global demand, the Company strives to renew or expand related production facilities.

- At the North Carolina Plant in the U.S., packaging of the orally disintegrating tablet of *Aricept* started in April 2005.
- At the Kashima Plant in Ibaraki Prefecture, renovation of the existing plants and preparation for the production of drug substances to produce new agents are in progress.
- At the Kawashima Plant in Gifu Prefecture, construction of new eco-friendly effluent treatment facilities began in June 2005 and full-scale productions are expected to begin in July 2006. In addition, expansion of production lines to manufacture growing demand of *immediate-release Aricept* commenced in September 2005.
- The Company is committed to continually enhancing product quality and operational safety while taking environmental conservation into account and seeking to reduce production cost.

[Activities for environmental conservation]

- Keenly aware of global environmental issues, the Company is promoting eco-friendly activities as evidenced by the reduction in CO_2 emissions, hazardous air-polluting particle emission and waste generation, recycling and green purchases in line with its own targets set forth in the long-term plan to pursue zero emissions.
- With respect to occupational health and safety, the Company obtained 'OHSAS 18001,' a certification standard for the Occupational Health and Safety, at the Tsukuba Research Laboratories in August 2005, following the respective achievements thereof at the Kawashima Plant, the Kashima Plant and the Misato Plant.
- The Company has published "Environmental and Social Report 2005," describing the management systems for dealing with environmental, and occupational safety issues and its achievements.

5) Outlook for the fiscal year 2006

We hereby provide the financial forecast on a consolidated basis for the full fiscal year ending March 2007 as follows:

Net sales:	¥640,000 million (6.4% increase year-on-year)
Operating income:	¥101,000 million (5.5% increase year-on-year)

Ordinary income: ¥104,000 million (4.0% increase year-on-year)
Net income: ¥67,000 million (5.7% increase year-on-year)

(Assumptions)
US$1=¥110, 1 Euro =¥135, 1 Sterling Pound =¥200

With respect to net sales, we expect a further expansion of *Aricept* and *Aciphex/Pariet* in the respective nations of the world as well as additional boost by an anti-coagulant, *Fragmin,* in the U.S. in spite of a difficult situation in Japan due to the effects of drug price revision while healthcare cost-containment measures is getting more and more stringent in Japan, the U.S. and Europe.

With respect to sales, we expect ¥226,000 million in *Aricept* (15.0% increase year-on-year), and ¥158,000 million in *Aciphex/Pariet* (2.3% increase year-on-year).

We also envision an increase in profits, building upon improvement in cost-to-sales ratio and efficiency in managerial resources in spite of proactive investment in R&D on a continuous basis.

Regarding dividends, we plan to repatriate an annual total dividend of ¥110 per share (an increase of ¥20 per share over the previous year) including an interim dividend of ¥55 per share and a fiscal year-end dividend of ¥55 per share.

6) Forecast and risk factors

(1) Materials and information provided in this financial disclosure may contain "forward-looking statements" based on current expectations, forecasts, estimates, business goals and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations.

(2) Risks which may fluctuate significantly the consolidated results of the Company or have a material effect on decisions of shareholders are described below. The risks, however, have been evaluated and forecasted as of the disclosure date of the Financial Report.

- Risks related to overseas operations

The Company deploys production/sales activities with *Aricept* and *Aciphex/Pariet* as main products in countries including Japan, the U.S., Europe and Asia. However, there is no guarantee that we can entirely avoid such risks as legal restrictions and political uncertainty in development of global business activities. When we have faced such risks, the originally expected sales amounts in the said countries can not be achieved.

- Uncertainty of new drug development

Development of a drug candidate substance may be discontinued in terms of the effectiveness and safety. Even if clinical trials yield favorable results, the approval may not be accepted because of a change in pharmaceutical regulations implemented during development of the product. As a result of the discontinuation of a new drug development for such reasons as the uncertainty, the expected profits may not be achieved.

- Risks in alliances with other companies

The Company has comprehensive business ties with other companies on our main products of *Aricept* and *Aciphex/Pariet*. We obtain promotional assistance from the business partners to cover the entire market and maximize the product sales in such major countries as the U.S. and Europe. If the good relationships with these companies become unavailable, our sales may decrease and have an important influence on the business results. Furthermore, the expected profits may not be achieved because of uncertainties associated with such activities as product purchasing/introduction.

- Efforts to control medical expenses

In Japan, prices of ethical drugs are usually reduced every two years as part of efforts to control medical expenses. As pressure to decrease prices of pharmaceutical products is increasing year by year in countries including Europe, the U.S. and Asia, it is one of the factors that leads to a drop in sales.

- Competitions and lawsuits with generic products

A patent for an original drug has a time limit. Usually, generic products can be launched on the expiration of a patent for the original drug. As a result of the launch of such generic drugs without development risks at lower prices, the market share can be lost. Furthermore, there are countries like the U.S. where an application for a generic product is permitted even during the patent term. As for our own products, applications for generics of *Aciphex* and *Aricept* have been filed in the U.S. under the Hatch-Waxman Act. Although we have filed patent infringement suits against these products, the results may have a great impact on our business results.

- Risks related to intellectual property

In case of dismissal of a patent application, invalidation trial after approval for a patent or failure to protect the obtained patent properly, these factors can lead to the market entry of competitors earlier than expected, which may decrease our sales.

- Risks of expression of side effects

If a product is found to have any serious side effect, we may take such measures as discontinuation of the prescription and recall of the product. It can lead to an increase in costs to collect and provide information on the expressed side effects and recall the product.

- Risks regarding regulations

As the pharmaceutical business is related to various controls including pharmaceutical regulations and product liability, enactment of a law or changes in the regulations may have a great impact on our business results. If a product is not compliant with the regulations, product recall, cancellation of approval and license or liability claims are possible.

- Risks relating to lawsuits

Results of pending or future lawsuits may have a significant effect on our business results. Price and sales promotion of bulk synthetic Vitamin E products are the subjects of a lawsuit in the Company.

- Shutdown or closedown of a plant

It is possible to shut down or close down a plant due to technical or regulatory problems, supply stop of the used raw materials, fire, earthquakes and other disasters. In such cases, the provision of products will be disturbed, which may lead to a significant influence on our business results.

- Risks concerning the safety of used raw materials

  If there is any concern over the safety of used raw materials, we will not only change the materials but recall and stop selling the product, which may have a great influence on our business results.

- Risks associated with outsourcing

  The Company is outsourcing part of its operations such as research and production to other companies. When provision of the commissioned business to the Company is disturbed due to a shutdown of any of the subcontractors for some reason, there may be an influence on our business results.

- Environmental risks

  In case any of our own business offices is considered to be a cause of environmental pollution, legal actions including closure of the office in question may be taken. Furthermore, the costs required for assuming the compensation liability for the neighboring region and improving the environment may greatly affect our business results.

- Risks concerning IT security and information management

  Since the Company makes full use of various IT systems for business, our operations can be disturbed due to such external factors as inefficient systems and computer viruses. In addition, we have much information containing personal data. If such data should flow out to outside the Company by accident, there may be a considerable effect on our business results in consequence of the significant impairment of the Company's credibility.

- Risks related to credit situation and currency movement

  As the Company holds marketable stocks, loss on sale and evaluation of the shares can be caused by stagnation of the stock market. In addition, the increased retirement benefits obligation in accordance with currency movement may have an influence on our business results. Furthermore, as foreign currencies account for half of the consolidated net sales, foreign exchange fluctuation has an effect in converting the sales of consolidated subsidiaries into yen. Foreign exchange fluctuation also makes an impact on the business results in export and import transaction.

Account Title	Note	March 31, 2005 (Millions of Yen)		March 31, 2005 (%)	March 31, 2006 (Millions of Yen)		March 31, 2006 (%)	Increase/ Decrease (Millions of Yen)
ASSETS								
Current assets:								
Cash and cash in banks			¥54,350			¥74,163		
Notes and accounts receivable-trade			142,065			148,720		
Short-term investments			92,696			120,021		
Inventories			39,465			44,949		
Deferred tax assets			28,286			29,272		
Other current assets			9,041			15,806		
Allowance for doubtful receivables			(324)			(333)		
Total current assets			365,582	55.2		432,601	57.9	67,018
Fixed assets:								
Property, plant and equipment								
Buildings and structures	3	145,971			151,030			
Accumulated depreciation	5	79,001	66,970		84,315	66,715		
Machinery, equipment and vehicles	3	96,247			99,573			
Accumulated depreciation	5	70,963	25,283		74,108	25,464		
Land			16,995			17,052		
Construction in progress			4,046			9,300		
Others	3	39,389			41,705			
Accumulated depreciation	5	29,763	9,625		31,556	10,149		
Total property, plant and equipment			122,922	18.5		128,682	17.2	5,760
Intangible assets			37,010	5.6		43,206	5.8	6,196
Investments and other assets								
Investment securities	1		89,298			105,452		
Long-term loans receivable			112			61		
Deferred tax assets			20,572			27,612		
Other assets	1		28,313			10,393		
Allowance for doubtful accounts			(1,101)			(779)		
Total investments and other assets			137,196	20.7		142,741	19.1	5,545
Total fixed assets			297,128	44.8		314,630	42.1	17,501
Total			¥662,711	100.0		¥747,231	100.0	¥84,520

4-2) CONSOLIDATED BALANCE SHEET
(LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY)

Account Title	Note	March 31, 2005 (Millions of Yen)	March 31, 2005 (%)	March 31, 2006 (Millions of Yen)	March 31, 2006 (%)	Increase/ Decrease (Millions of Yen)
LIABILITIES						
Current liabilities:						
Accounts and notes payable-trade		¥15,663		¥24,405		
Short-term borrowings		834		413		
Accounts payable-other		45,059		53,171		
Accrued expenses		33,719		42,602		
Income taxes payable		21,117		23,415		
Reserve for sales rebates		28,438		27,826		
Other reserves		804		781		
Other current liabilities		3,920		5,538		
Total current liabilities		149,557	22.6	178,154	23.9	28,597
Long-term liabilities:						
Deferred tax liabilities		95		91		
Liability for retirement benefits		32,509		35,577		
Retirement allowances for directors		2,272		1,317		
Negative goodwill		159		—		
Other long-term liabilities		9,526		3,578		
Total long-term liabilities		44,563	6.7	40,565	5.4	(3,997)
Total liabilities		194,120	29.3	218,719	29.3	24,599
Minority Interests		8,983	1.3	9,296	1.2	312
Shareholders' equity:						
Common stock	4	44,985	6.8	44,985	6.0	—
Capital surplus		55,222	8.3	55,222	7.4	—
Retained earnings		387,077	58.4	429,025	57.4	41,947
Net unrealized gains/losses on available-for-sale securities		9,374	1.4	20,327	2.7	10,952
Foreign currency translation adjustments		(4,908)	(0.7)	1,567	0.2	6,475
Treasury stock	4	(32,144)	(4.8)	(31,913)	(4.2)	231
Total shareholders' equity		459,607	69.4	519,215	69.5	59,608
Total Liabilities, Minority interest and Shareholders' equity		¥662,711	100.0	¥747,231	100.0	¥84,520

CONSOLIDATED STATEMENTS OF INCOME

Account Title	Note	April 1, 2004 - March 31, 2005 (Millions of Yen)		(%)	April 1, 2005 - March 31, 2006 (Millions of Yen)		(%)	Increase/ Decrease (Millions of Yen)
Net sales			¥533,011	100.0		¥601,252	100.0	¥68,241
Cost of sales	1		98,614	18.5		104,509	17.4	5,894
Gross profit			434,396	81.5		496,743	82.6	62,346
Reversal of reserve for sales returns			(128)	(0.0)		(6)	(0.0)	121
Gross profit after deducting provision and reversal of provision for sales returns and disposal of goods returns			434,525	81.5		496,749	82.6	62,224
Selling, general and administrative expenses								
Research and development expenses	1	78,325		[14.7]	93,249		[15.5]	
Selling, general and administrative expenses		269,392	347,717	65.2	307,795	401,044	66.7	53,326
Operating income			86,807	16.3		95,704	15.9	8,897
Non-operating income								
Interest income		1,700			3,352			
Dividend income		441			582			
Foreign exchange gain		49			586			
Gain on sales of short-term investments		3			2			
Amortization of goodwill		86			56			
Equity in earnings		25			25			
Other non-operating income		619	2,926	0.5	426	5,031	0.8	2,104
Non-operating expenses								
Interest expenses		52			79			
Depreciation		151			108			
Sales discount		198			217			
Other non-operating expenses		242	646	0.1	305	710	0.1	64
Ordinary income			89,087	16.7		100,025	16.6	10,937
Special gain								
Gain on sales of fixed assets	2	253			91			
Gain on sales of investment securities		1,156			—			
Reversal of provision for doubtful accounts		—			106			
Other special gain		27	1,437	0.3	6	204	0.1	(1,233)
Special loss								
Loss on disposal of fixed assets	3	655			827			
Loss on impairment of long-lived assets	5	—			245			
Accelerated amortization expenses of intangible assets	6	—			2,568			
Loss on inventories		—			496			
Loss on litigation	4	1,434			—			
Loss on disposal of inventories		352			—			
Other special loss		431	2,873	0.6	10	4,148	0.7	1,275
Income before income taxes and minority interests			87,652	16.4		96,082	16.0	8,429
Income taxes-current		41,754			47,141			
Income taxes-deferred		(9,953)	31,801	6.0	(14,907)	32,234	5.4	432
Minority interests in income			345	0.0		437	0.1	91
Net income			¥55,505	10.4		¥63,410	10.5	¥7,905

6. CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS/RETAINED EARNINGS

Account Title	Note	April 1, 2004 - March 31, 2005 (Millions of Yen)		April 1, 2005 - March 31, 2006 (Millions of Yen)	
Capital surplus					
Capital surplus at beginning			¥55,222		¥55,222
Capital surplus at end			55,222		55,222
Retained earnings					
Retainted earnings at beginning			342,830		387,077
Increase in retained earnings					
- Net income			55,505		63,410
Decrease in retained earnings					
- Dividends		11,223		21,435	
- Bonuses to directors		34		—	
- Loss on disposal of treasury stock		1	11,258	27	21,462
Retained earnings at end			¥387,077		¥429,025

7. CONSOLIDATED STATEMENTS OF CASH FLOWS

		April 1, 2004-March 31,2005	April 1, 2005-March 31,2006	Increase/Decrease
Account Title	Note	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
I. Operating cash flows				
Income before income taxes and minority interests		¥87,652	¥96,082	
Depreciation		22,445	25,041	
Loss on impairment of long-lived assets		–	245	
Amortization of goodwill		(86)	(56)	
Increase (decrease) in allowance for doubtful receivables/accounts		95	(96)	
Interest and dividend income		(2,142)	(3,935)	
Interest expenses		52	79	
Equity in earnings		(25)	(25)	
(Gain) Loss on sales and disposal of fixed assets		401	735	
Retirement benefit costs		7,229	5,774	
Gain on sales of securities		(1,147)	(6)	
Loss on impairment of securities		63	5	
Increase in trade receivables		(8,918)	(3,135)	
Increase in inventories		(3,947)	(3,423)	
Increase (Decrease) in trade payables		(946)	7,349	
Increase in other current liabilities		3,143	13,866	
Increase (Decrease) in reserve for sales rebates		4,766	(3,117)	
Others		(3,500)	(6,473)	
Sub-total		105,137	128,910	23,773
Interest and dividends received		2,082	3,590	
Interest paid		(57)	(45)	
Contribution to employee retirement benefit trust		(20,000)	–	
Income taxes paid		(37,961)	(45,402)	
Net cash provided by operating activities		49,200	87,053	37,852
II. Investing cash flows				
Purchases of short-term investments		(120)	(98)	
Proceeds from sales and redemptions of investment securities		7,442	2,907	
Purchases of property, plant and equipment		(21,670)	(22,043)	
Proceeds from sales of property, plant and equipment		472	350	
Purchases of intangible assets		(17,535)	(21,794)	
Purchases of investment securities		(15,680)	(23,156)	
Proceeds from sales and redemptions of investment securities		8,506	16,422	
Net decrease (increase) in time deposits (exceeding 3 months)		(373)	34	
Others		1,426	17,862	
Net cash used in investing activities		(37,531)	(29,513)	8,017
III. Financing cash flows				
Net increase (decrease) in short-term borrowings		671	(511)	
Purchase of treasury stock		(6,087)	–	
Dividends paid		(11,223)	(21,435)	
Dividends paid to minority shareholders		(27)	(60)	
Others		(78)	163	
Net cash used in financing activities		(16,743)	(21,843)	(5,100)
IV. Foreign currency translation adjustments on cash and cash equivalents		1,360	5,153	3,793
V. Net increase (decrease) in cash and cash equivalents		(3,715)	40,849	44,564
VI. Cash and cash equivalents at beginning of period		146,116	142,429	(3,687)
VII. Cash and cash equivalents of newly consolidated subsidiaries at beginning of period		28	–	(28)
VIII. Cash and cash equivalents at end of period	1	¥142,429	¥183,278	¥40,849

BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

April 1, 2004 - March 31, 2005	April 1, 2005 - March 31, 2006
1. Scope of Consolidation: Subsidiaries: 38 companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Eisai Research Institute of Boston Inc. Eisai Inc. Eisai Food & Chemicals Co., Ltd., Eisai Europe Ltd., Eisai Pharmaceuticals India Private Ltd. and Eisai S.r.l. were newly established and consolidated during the period. HI-Eisai Pharmaceutical Inc. which was an associated company accounted for by the equity method, is treated as a subsidiary under the control and influence concept since July 2004. Dymec Co., Ltd. is no longer a subsidiary as it completed the process of liquidation during the period.	1. Scope of Consolidation: Subsidiaries: 40 companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Eisai Research Institute of Boston Inc. Eisai Inc. Eisai Pharma AG, Eisai AB and Eisai Australia Pty. Ltd. were newly established and consolidated during the period. Wei-zai Co., Ltd. was merged with Eisai Taiwan Inc, (surviving company) in April 2005.
2. Number of Companies Accounted for by the Equity Method: Associated companies: 2 companies (Bracco-Eisai Co., Ltd. and one other company)	2. Number of Companies Accounted for by the Equity Method: Same as the left
3. Items Related to the Closing Date of Consolidated Subsidiaries: The closing date of Eisai China Inc. is December 31. On preparing the consolidated financial statements, the financial statements as of December 31 are used for Eisai China Inc., and necessary adjustments are made in consolidation for significant transactions occurring between that date and the closing date.	3. Items Related to the Closing Date of Consolidated Subsidiaries: Same as the left
4. Accounting Policies and Methods (1) Measurement and Cost Formula for Significant Assets (a) Securities: Held-to-maturity Securities: Stated at amortized cost. (Straight-line method) Available-for-sale Securities: Marketable securities: Stated at fair market value at the balance sheet date with unrealized gain and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Stated at cost determined by the moving average method.	4. Accounting Policies and Methods (1) Measurement and Cost Formula for Significant Assets (a) Securities: Same as the left
(b) Derivatives: Stated at fair market value.	(b) Derivatives: Same as the left
(c) Inventories:	(c) Inventories:

April 1, 2004 - March 31, 2005	April 1, 2005 - March 31, 2006
Merchandise and finished goods, work-in-process, raw materials, and supplies are stated at cost substantially determined by average method for The Parent Company and Japanese subsidiaries, and at lower of cost or market method determined by the first-in first-out method for overseas subsidiaries.	Same as the left
(2) Depreciation of Significant Depreciable Assets (a) Property, plant and equipment: Depreciation of property, plant and equipment of the Parent Company and Japanese subsidiaries is computed substantially by the declining-balance method. Estimated useful lives of assets are as follows, Buildings: 15 to 65 years Machinery and equipment: 6 to 7 years Depreciations of property, plant and equipment of overseas subsidiaries are computed substantially by the straight-line method based on their domestic accounting standard.	(2) Depreciation of Significant Depreciable Assets (a) Property, plant and equipment: Depreciation of property, plant and equipment of the Parent Company and Japanese subsidiaries is computed substantially by the declining-balance method. Estimated useful lives of assets are as follows, Buildings: 15 to 50 years Machinery and equipment: 6 to 7 years Depreciations of property, plant and equipment of overseas subsidiaries are computed substantially by the straight-line method based on their domestic accounting standard.
(b) Intangible assets: Intangible assets are stated at cost less accumulated amortization, which is computed by the straight-line method. Amortization for software utilized internally is computed by the straight-line method over estimated useful life in years (mainly five years).	(b) Intangible assets: Same as the left
(3) Accounting for Certain Allowances and Reserves: (a) Allowance for doubtful receivables/accounts: To prepare for potential losses of accounts receivable, loans and others, the allowance for doubtful receivables/accounts is provided at amounts determined on the basis of the Parent Company's past credit loss experience and an evaluation of potential losses in receivables outstanding at year end.	(3) Accounting for Certain Allowances and Reserves: (a) Allowance for doubtful accounts: Same as the left
(b) Reserve for sales rebates: To anticipate future sales rebates after the balance sheet date, which are related to the merchandises and finished goods sold by the balance sheet date, the reserve is provided at an amount determined by multiplying inventories of wholesalers at the balance sheet date by the average rebate ratio of the period. Certain subsidiaries calculate the reserves by multiplying an amount of related sales by an estimated percentage of rebates.	(b) Reserve for sales rebates: To anticipate future sales rebates after the balance sheet date, which are related to the merchandises and finished goods sold by the balance sheet date, certain subsidiary provides the reserve at an amount determined by multiplying related sales amount by projected rebate ratio.
(c) Other reserves: The Parent Company and certain Japanese subsidiaries account for the following reserves: As their impacts on the balance sheet are immaterial,	(c) Other reserves: Same as the left

April 1, 2004 - March 31, 2005	April 1, 2005 - March 31, 2006
they are stated as "Other reserves" collectively. i) Reserve for sales returns: To prepare for possible sales return losses incurred after the balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of trade receivables at the balance sheet date by the average ratio of returns of goods sold over the previous two fiscal years and the profit ratio of the period.	i) Reserve for sales returns: Same at the left
ii) Reserve for disposal of goods returns: To prepare for possible losses on disposal of goods returned after the balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of trade receivables at the balance sheet date by the average ratio of returns of goods sold and the average disposal ratio of goods returned over the previous two fiscal years.	ii) Reserve for disposal of goods returns: Same as the left
(d) Liabilities for retirement benefits: To cover retirement benefits to the employees, the Parent Company and certain subsidiaries provide for liability for retirement benefits at an amount to be prepared as of the balance sheet date, which is derived from the projected benefit obligations and estimated plan assets at the end of the fiscal year. The transitional obligation of ¥32,357 million, determined as of April 1, 2000, was offset by the contribution of certain available-for-sale securities, with the fair market value of ¥15,128 million at time for contribution, to the employee's retirement benefit trusts for the Parent Company's pension plans. The remaining unfunded balance of ¥17,229 million, as well as ¥771 million for retirement benefits in Japanese subsidiaries, are being amortized over five years and booked as operating expenses. A portion of the transitional obligation of the Eisai Welfare Pension Fund will be eliminated. The unrecognized prior service cost is being amortized over five years and recognized as operating expense in the statements of income. The unrecognized actuarial losses of the Parent Company and certain Japanese subsidiaries are being amortized over five years by the straight-line method and recognized as operating expenses in the statements of income starting from the following fiscal year when each respective loss occurred.	(d) Liabilities for retirement benefits: To cover retirement benefits to the employees, the Parent Company and certain subsidiaries provide for liability for retirement benefits at an amount to be prepared as of the balance sheet date, which is derived from the projected benefit obligations and estimated plan assets at the end of the fiscal year. The unrecognized prior service costs of the Parent Company and certain subsidiaries are being amortized over five years and recognized as operating expenses in the statements of income. The unrecognized actuarial gain/loss of the Parent Company and certain domestic consolidated subsidiaries is being amortized over five years by the straight-line method and recognized as operating expenses in the statements of income starting from the following period after the period during which each respective gain/loss occurred.
(e) Retirement allowances for directors: The Parent Company and certain subsidiaries provide for a reserve for retirement allowances for directors in required amounts based on the bylaw.	(e) Retirement allowances for directors: Same as the left

April 1, 2004 - March 31, 2005	April 1, 2005 - March 31, 2006
(4) Methods for translation of significant assets and liabilities denominated in foreign currencies: Monetary receivables and payables denominated in foreign currency are translated into Yen at the current exchange rates at the balance sheet date. The foreign exchange gain and losses from translation are recognized in the statements of income. Assets and liabilities of overseas subsidiaries are translated into Yen at the current rate as of the balance sheet date, and income and expenses thereof are translated into Yen at the average rates of the period and differences arising from such translation are included in the "Minority interests" and the "Foreign currency translation adjustments" in minority interests and shareholders' equity components.	(4) Methods for translation of significant assets and liabilities denominated in foreign currencies: Same as the left
(5) Accounting for significant lease transactions: The Parent Company and Japanese subsidiaries accounted for finance lease transactions other than those under which ownership is transferred to the lessee as ordinary operating leases. Finance leases of overseas subsidiaries are principally capitalized	(5) Accounting for significant lease transactions: Same as the left
(6) Accounting for significant hedges (a) Hedge method: The Parent Company and certain subsidiaries measured derivatives used for hedging purposes at the fair market value and unrealized gain or losses on derivatives are deferred until maturity of the hedged transactions. If the forward contracts qualify for hedge accounting, trade receivables and payables denominated in foreign currencies are translated into the contracted rates.	(6) Accounting for significant hedges: (a) Hedge method: Same as the left
(b) Hedging instruments and hedged items: (i) Hedging instruments: Foreign currency forward contracts (ii) Hedged items: Trade receivables and payables including committed transactions denominated in foreign currencies	(b) Hedging instruments and hedged items: Same as the left
(c) Hedging policy: The Parent Company and certain subsidiaries use hedged transactions, in the ordinary course of business, to reduce the exposure to fluctuations in foreign exchange rates. Hedged transactions used by the companies have been made in accordance with internal regulation.	(c) Hedging policy: Same as the left
(d) Method for assessment of effectiveness of hedging: As for the Parent Company and certain subsidiaries, foreign currency forward contracts assigned to the	(d) Method for assessment of effectiveness of hedging: Same as the left

April 1, 2004 - March 31, 2005	April 1, 2005 - March 31, 2006
associated receivables and payables have the same terms and denominations as the corresponding receivables and payables and the contract amounts will not exceed those of the corresponding assets and liabilities. As a result, high correlation and effectiveness between the hedging instruments and the hedged items are maintained against fluctuations in foreign exchange rate so that assessment of effectiveness is not performed.	
(7) Other basis of presenting consolidated financial statements: Accounting for consumption tax: Consumption taxes and local consumption taxes are excluded from revenues and expenses.	(7) Other basis of presenting consolidated financial statements: Accounting for Consumption tax: Same as the left
5. Valuation of Assets and Liabilities of Subsidiaries: The assets and liabilities of the subsidiaries are valued using the full mark-to-market method.	5. Valuation of Assets and Liabilities of Subsidiaries: Same as the left
6. Amortization of Goodwill and Negative Goodwill: Good will and negative goodwill are amortized on a straight-line basis over five years.	6. Amortization of Goodwill and Negative Goodwill: Same as the left.
7. Treatment for Appropriations of Retained Earnings: In the statement of capital surplus & retained earnings, the appropriations of retained earnings of consolidated companies are determined based on the appropriations of retained earnings which have been confirmed within the period.	7. Treatment for Appropriations of Retained Earnings: Same as the left
8. Scope of Cash and Cash Equivalents in the Consolidated Statements of Cash Flows: Cash and cash equivalents in the consolidated statements of cash flows comprise cash on hand, demand deposits, and short-term investments that are readily convertible into cash, that are exposed to insignificant risk of changes in value, all of which mature or become due within three months of the date of acquisition.	8. Scope of Cash and Cash Equivalents in the Consolidated Statements of Cash Flows: Same as the left

ACCOUNTING CHANGES

April 1, 2004 - March 31, 2005	April 1, 2005 - March 31, 2006
	(Standard for asset impairment accounting) The Accounting Standard for Impairment of Long-Lived Assets (Statement of Opinion, Accounting for Impairment of Long-Lived Assets [the Business Accounting Council issued August 9, 2002]) and Guidance for Accounting Standard for Impairment of Long-Lived Assets (the Accounting Standards Board of Japan Guidance No.6 issued October 31, 2003) are applied from April 1, 2005. The effect of the application of these standards was to decrease the income before income taxes and minority interests by ¥190 million. In accordance with the modification of the Regulations Concerning Consolidated Financial Statements, the amount of the accumulated impairment losses on land and intangible assets are directly deducted from the balances of related fixed assets, while those on other assets are included in the accumulated depreciation account.

CHANGES IN CLASSIFICATION

April 1, 2004 - March 31, 2005	April 1, 2005 - March 31, 2006
(Consolidated Balance Sheet) 1. The contribution to a similar partnership as an investment limited partnership was presented as "Other assets", in "Investments and other assets," in the previous period. However, in accordance with the revision of the certain portion of Securities and Exchange Law (the 97th issue on June 9, 2004), the contribution was presented as "Investment securities," in "Investments and other assets" from the period. Total contribution to a similar partnership as an investment limited partnership at the balance sheet date was ¥67 million. 2. The amount of the initial payment for product acquisition and others, included in "Other assets" in Investment and other assets in the previous period, is included in "Intangible assets" from the period after the review of its classification, which followed the appearance of the major initial payment for product acquisition during the period. The ¥1,688 million of initial payment for product acquisition and others, which was included in "Other assets" in Investment and other assets until the previous period was transferred to "Intangible assets."	
(Consolidated Statements of Income) 1. As the amount of "Sales discount," included in	(Consolidated Statements of Income) 1. As the amount of "Gain of sales of investment

"Other non-operating expenses" in the previous period, exceeded 10% of total non-operating expenses, it was separately treated and presented in an independent account title. The reported amount as "Sales discount" in the previous period was ¥177 million. 2. As the amount of "Reversal of allowances for doubtful receivables," separately treated and presented in an independent account title in the previous period, was ¥7 million in the period, accounting for below 10% of total special gain, it was included in "Other special gain." 3. As the amount of "Loss on disposal of inventories," included in "Other special loss" in the previous period, exceeded 10% of total special loss, it was separately treated and presented in an independent account title. The reported amount as "Loss on disposal of inventories" in the previous period was ¥150 million. 4. As the amount of "Loss on impairment of investment securities," separately treated and presented in an independent account title in the previous period, was ¥63 million in the period, accounting for below 10% of total special loss, it was included in "Other special loss."	securities," separately treated and presented in an independent account title in the previous period, was ¥4 million in the period, accounting for below 10% of total special gain, it was included in "Other special gain." 2. As the amount of "Reversal of allowances for doubtful receivables," included in "Other special gain" in the previous period, exceeded 10% of total special gain in the period, it was separately treated and presented in an independent account title. The reported amount as "Reversal of allowances for doubtful receivables" in the previous period was ¥7 million.

ADDITIONAL INFORMATION

April 1, 2004- March 31, 2005	April 1, 2005- March 31, 2006
(Pro forma standard taxation) In accordance with the revised Japanese tax code regarding the treatment of 'pro forma standard tax' in the category of enterprise taxes in Statements of Income, as stated in Practical Issues Task Force No.12 proclaimed on February 13, 2004, enterprise taxes levied in proportion to added value and capital amounting to ¥851 million is recognized as 'Selling, general and administrative expenses' starting during the period.	

NOTES TO CONSOLIDATED BALANCE SHEET

March 31, 2005

*1. Notes related to subsidiaries and associated companies:
Account titles and amounts of investments in associated companies:

Investment securities (stocks)	¥349 mil.
Other assets in Investments and other assets	¥1 mil.

2. Contingent liabilities:
The Parent Company cosigns the following liabilities:

Warrantee	Item	Yen (mil.)
Employees	Housing loans	125

*3. 336 million yen was deducted from acquisition costs of property, plant and equipment at the balance sheet date due to government subsidies. Details of reduction entries are as follows:

Buildings and structures	¥19 mil.
Machinery and equipment	¥166 mil.
Others	¥150 mil.

*4. Outstanding stock:

Common stock	296,566,949 shares
Treasury stock	
Common stock	10,781,202 shares

*5. ______________________________

March 31, 2006

*1. Notes related to subsidiaries and associated companies:
Account titles and amounts of investments in associated companies:

Investment securities (stocks)	¥353 mil.
Other assets in investments and other assets	¥1 mil.

2. Contingent liabilities:
The Parent Company cosigns the following liabilities:

Warrantee	Item	Yen (mil.)
Employees	Housing loans	119

*3. 412 million yen was deducted from acquisition costs of property, plant and equipment at the balance sheet date due to government subsidies. Details of reduction entries are as follows:

Buildings and structures	¥19 mil.
Machinery and equipment	¥166 mil.
Others	¥226 mil.

*4. Outstanding stock:

Common stock	296,566,949 shares
Treasury stock:	
Common Stock	10,692,033 shares

*5. Accumulated depreciation includes accumulated loss on impairment of long-lived assets.

NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME

April 1, 2004 - March 31, 2005	April 1, 2005 - March 31, 2006
*1. Total research and development expenses included in general and administrative expenses and manufacturing expenses in the period: ¥78,325 mil.	*1. Total research and development expenses included in general and administrative expenses and manufacturing expenses in the period: ¥93,249 mil.
*2. Principal gain on sales of fixed assets: Land ¥227 mil.	*2. Principal gains on sales of fixed assets: Land ¥64 mil.
*3. Principal loss on disposal of fixed assets: Buildings and structures ¥289 mil. Machinery, equipment and vehicle ¥141 mil. Tools, furniture and fixtures ¥146 mil.	*3. Principal loss on disposal of fixed assets: Buildings and structures ¥435 mil. Machinery, equipment and vehicle ¥210 mil. Tools, furniture and fixtures ¥110 mil.
*4. Loss on litigation consists of the loss on litigation of patent infringement, additional expenses associated with civil settlements on vitamin E sale and others.	*4. ―――――
*5. ―――――	*5. Loss on impairment of long-lived assets The Parent Company and the subsidiaries classify their business property to be held and used for business operations into asset groups on the basis of business segments whose profitability the Parent Company and the subsidiaries are consistently monitoring. In addition, lease assets, idle assets and sales rights are grouped individually. For the period, the Parent Company and the subsidiaries booked an impairment loss on the following asset groups: (see table below) As the business properties and the lease assets decreased in profitability and the future cash flow was less than the carrying amount, a loss on impairment of long-lived assets has been recognized by write-down of their carrying amount to a recoverable amount. As the Idle assets significantly decreased in market value, a loss on impairment has been recognized by write-down of the book value to a recoverable amount as well. The total loss on impairment of long-lived assets for

Function	Asset Type	Status
Business properties	Machinery, Equipment and vehicles, Intangible assets (Software), and others	Toshima-ku, Tokyo
Leased assets	Property, plant and equipment (Others)	Chiyoda-ku, Tokyo
Idle assets	Land	Kamiishizu-cho (Ogaki-shi), Gifu and others

	the period amounted to ¥ 245 million. The contents of impairment are software of ¥ 85 millions, land of ¥ 64 millions and others. The recoverable amount of asset groups is measured by value in use (discount rate: 5.0%) or net realizable value. Net realizable value is based on reasonable estimates, either real estates appraised value by a third-party or the assessed value of property tax purposes.
*6. ______________________	6. Accelerated amortization expenses of intangible assets were incurred due to change in amortization period of the sales rights of the anti-epileptic drug selling in the United States.

NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

April 1, 2004 - March 31, 2005	April 1, 2005 - March 31, 2006
*1. Reconciliation between the amount of cash and cash equivalents and that of the related accounts shown in the consolidated balance sheet at the balance sheet date. Cash and cash in bank ¥54,350 mil. Short-term investments ¥92,696 mil. Total ¥147,047 mil. Time deposits whose maturities exceed three months (¥1,654 mil.) Bonds whose maturities exceed three months (¥2,963 mil.) Cash and cash equivalents ¥142,429 mil.	*1. Reconciliation between the amount of cash and cash equivalents and that of the related accounts shown in the consolidated balance sheet at the balance sheet date. Cash and cash in bank ¥74,163 mil. Short-term investments ¥120,021 mil. Other current assets ¥15,806 mil. Total ¥209,992 mil. Time deposits whose maturities exceed three months (¥1,706 mil.) Bonds whose maturities exceed three months (¥10,200 mil.) Other current assets other than cash and cash equivalents (¥14,806 mil.) Cash and cash equivalents ¥183,278 mil.

8. Segment Information

1. Business Segment Information

(1) For the fiscal year ended March 31, 2005 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Net sales and operating income/loss					
(1) Sales to external customers	¥510,981	¥22,030	¥533,011	–	¥533,011
(2) Intersegment sales	185	17,919	18,105	(¥18,105)	–
Total sales	511,167	39,949	551,116	(18,105)	533,011
Operating expenses	422,792	37,943	460,736	(14,531)	446,204
Operating income	¥88,374	¥2,006	¥90,380	(¥3,573)	¥86,807
II. Assets, depreciation, loss on impairment of long-lived assets and capital expenditures					
-Assets	¥486,533	¥24,274	¥510,807	¥151,903	¥662,711
-Depreciation & amortization	21,552	626	22,178	267	22,445
-Loss on impairment of long-lived assets	–	–	–	–	–
-Capital expenditures	¥48,088	¥782	¥48,870	¥107	¥48,978

(2) For the fiscal year ended March 31, 2006 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Net sales and operating income/loss					
(1) Sales to external customers	¥579,812	¥21,440	¥601,252	–	¥601,252
(2) Intersegment sales	186	17,458	17,645	(¥17,645)	–
Total sales	579,998	38,899	618,897	(17,645)	601,252
Operating expenses	481,621	36,533	518,155	(12,607)	505,547
Operating income	¥98,376	¥2,365	¥100,742	(¥5,037)	¥95,704
II. Assets, depreciation, loss on impairment of long-lived assets and capital expenditures					
-Assets	¥556,474	¥26,178	¥582,653	¥164,578	¥747,231
-Depreciation & amortization	24,140	636	24,776	265	25,041
-Loss on impairment of long-lived assets	205	39	245	–	245
-Capital expenditures	¥35,900	¥598	¥36,498	¥525	¥37,024

Notes:

(1) The Company classifies consolidated operations into two segments: Pharmaceuticals including prescription pharmaceuticals and "Others," which encompasses all operations other than pharmaceuticals.

(2) Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals; Consumer health care products; Diagnostic pharmaceuticals, etc.
Others	Food additives; Chemicals; Machinery; Others

(3) Operating expenses, which are not allocated to each segment and are included in eliminations and corporate, consist mainly of administrative expenses incurred at headquarters.

For the year ended March 31, 2005: ¥3,578 million
For the year ended March 31, 2006: ¥5,052 million

(4) Corporate assets included in eliminations and corporate consist mainly of surplus operating capital (cash and marketable securities), long-term investments (investment securities) and administrative capital.

For the year ended March 31, 2005: ¥156,097 million
For the year ended March 31, 2006: ¥168,474 million

2. Geographical Segment Information

(1) For the fiscal year ended March 31, 2005 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
I. Net sales and operating income/loss							
(1) Sales to external customers	¥268,268	¥214,542	¥38,292	¥11,908	¥533,011	–	¥533,011
(2) Intersegment sales	65,906	20,657	7,888	22	94,475	(¥94,475)	–
Total sales	334,175	235,200	46,180	11,930	627,486	(94,475)	533,011
Operating expenses	259,769	223,819	42,709	9,861	536,159	(89,955)	446,204
Operating income	¥74,405	¥11,380	¥3,470	¥2,069	¥91,327	(¥4,520)	¥86,807
II. Assets	¥399,010	¥135,872	¥31,912	¥13,422	¥580,218	¥82,492	¥662,711

(2) For the fiscal year ended March 31, 2006 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
I. Net sales and operating income/loss							
(1) Sales to external customers	¥285,058	¥253,075	¥45,504	¥17,613	¥601,252	–	¥601,252
(2) Intersegment sales	74,322	30,574	10,377	3	115,277	(¥115,277)	–
Total sales	359,380	283,649	55,882	17,617	716,530	(115,277)	601,252
Operating expenses	285,217	261,162	51,246	14,834	612,460	(106,913)	505,547
Operating income	¥74,163	¥22,487	¥4,635	¥2,782	¥104,069	(¥8,364)	¥95,704
II. Assets	¥431,473	¥168,490	¥39,927	¥18,494	¥658,385	¥88,845	¥747,231

Notes:
(1) Segmentation by country or region is based on geographical proximity.

(2) Major areas and countries included in each category:
- -North America: The United States and Canada
- -Europe: The United Kingdom, France, Germany, etc.
- -Asia and Others: East Asia, South-East Asia, Central and South America, etc.

(3) Intersegment sales in Japan principally represent product sales from the Parent Company to overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are principally sales from overseas subsidiaries, which manage research and development for the Parent Company.

(4) Operating expenses that are not allocated to each segment, and are included in eliminations and corporate, consist mainly of administrative expenses incurred at headquarters.

For the year ended March 31, 2005: ¥3,578 million
For the year ended March 31, 2006: ¥5,052 million

(5) Corporate assets included in eliminations and corporate, consist mainly of surplus operating capital (cash and marketable securities), long-term investments (investment securities) and administrative capital.

For the year ended March 31, 2005: ¥156,097 million
For the year ended March 31, 2006: ¥168,474 million

3. Overseas Sales

(1) For the period ended March 31, 2005 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥222,811	¥51,210	¥14,125	¥288,147
2. Consolidated sales				¥533,011
3. Share of overseas sales	41.8%	9.6%	2.7%	54.1%

(2) For the period ended March 31, 2006 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥262,260	¥61,717	¥19,920	¥343,898
2. Consolidated sales				¥601,252
3. Share of overseas sales	43.6%	10.3%	3.3%	57.2%

Notes:
(1) Segmentation of the areas is based on geographical proximity.
(2) Major areas and countries included in this category:
-North America: The United States and Canada.
-Europe: The United Kingdom, France, Germany, etc.
-Asia and Other: East Asia, South-East Asia, Central and South America, etc.
(3) Overseas sales represent the sales reported in countries and areas outside Japan by the Parent Company and the consolidated subsidiaries.

9. LEASE TRANSACTIONS

April 1, 2004 – March 31, 2005

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee:

(1) Acquisition cost, accumulated depreciation, and net leased property:

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery and equipment	¥550	¥380	¥169
Others:	2,172	1,318	854
Total:	¥2,723	¥1,699	¥1,023

(2) Obligation under financial leases:

Due within one year	¥529 mil.
Due over one year	¥511 mil.
Total	¥1,040 mil.

(3) Actual lease payments: ¥947 mil.

Depreciation expense equivalent	¥898 mil.
Interest expense	¥34 mil.

(4) Calculation method for depreciation expense for leased assets:
Depreciation expense for leased assets is computed using the straight-line method over the estimated useful lives of the leased assets.

(5) Calculation method for interest expense for leased assets:
Interest expense for leased assets is computed using the interest method based on the differences between the lease fees and the respective acquisition cost of the assets that are considered to be interest -bearing.

2. Minimum lease payments under non-cancelable operating leases:

Due within one year	¥1,208 mil.
Due over one year	2,735 mil.
Total	¥3,944 mil..

April 1, 2005 – March 31, 2006

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee:

(1) Acquisition cost, accumulated depreciation, accumulated loss on impairment, and net leased property:

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Accumulated loss on impairment	Net leased property
Machinery and equipment	¥512	¥351	–	¥160
Others:	3,454	1,190	¥16	2,247
Total:	¥3,966	¥1,542	¥16	¥2,408

(2) Obligation under financial leases:

Due within one year	¥990 mil.
Due over one year	¥1,460 mil.
Total	¥2,451 mil.
Balance of impairment of leased property	¥12 mil.

(3) Actual lease payments: ¥1,052 mil.

Reversal of impairment of leased property	¥3 mil.
Depreciation expense equivalent	¥994 mil.
Interest expense	¥67 mil.
Loss on impairment of long-lived assets	¥16 mil.

(4) Calculation method for depreciation expense for leased assets:
Same as the left.

(5) Calculation method for interest expense for leased assets:
Same as the left.

2. Minimum lease payments under non-cancelable operating leases:

Due within one year	¥1,239 mil.
Due over one year	3,149 mil.
Total	¥4,388 mil.

April 1, 2004 – March 31, 2005	April 1, 2005 – March 31, 2006
	(Lessor) 1. Finance leases other than those under which ownership is transferred to the lessee: (1) Acquisition cost, accumulated depreciation, accumulated loss on impairment of long-lived assets, and net leased property: (Millions of Yen) <table><tr><td></td><td>Acquisition cost</td><td>Accumulated depreciation</td><td>Net leased property</td></tr><tr><td>Tools, furniture, and fixtures</td><td>¥18</td><td>¥9</td><td>¥9</td></tr><tr><td>Total:</td><td>¥18</td><td>¥9</td><td>¥9</td></tr></table> (2) Unearned lease income under financial leases: Due within one year ¥2 mil. Due over one year ¥9 mil. Total ¥11 mil. As the proportion of total balance of unearned lease income and estimated residual value of leased property to the balance of the trade receivables at the balance sheet date is immaterial, the amount of unearned lease income is calculated without excluding interest income. (3) Actual lease income: ¥0 mil. Depreciation expense equivalent ¥0 mil. (Loss on impairment of long-lived assets) None

10. TRANSACTIONS WITH RELATED PARTIES

April 1, 2004 – March 31, 2005

1) Directors and main individual shareholders

Attribution		Director	Director
Name		Haruo Naito	Yuji Naito
Address		-	-
Capital & investments (¥ mil.)		-	-
Business or title		Director, Representative Executive Officer, President of the Company Representative Director and President of Genox Research Inc.	Director and Senior Advisor of the Company Chairman of The Naito Foundation
Voting rights (%)		Direct 0.0	Direct 0.6
Details	Concurrent post	-	-
	Business relationship	-	-
Detail of transaction		Lease of the office	Contribution
Transaction amount (¥ mil.)		1	108
Account item		-	-
Balance at end of year (¥ mil.)		-	-

Notes:

(1) The above transactions are intended for third parties.

(2) Consumption tax is not included in the above amounts.

(3) Business conditions and procedure

Office rent to Genox Research Inc. has been decided based on a reasonable price.

April 1, 2005 – March 31, 2006

1) Directors and main individual shareholders

Attribution		Director	Director	Director
Name		Haruo Naito	Haruo Naito	Yuji Naito
Address		-	-	-
Capital & investments (¥ mil.)		-	-	-
Business or title		Director, Representative Executive Officer, President of the Company Representative Director and President of Genox Research Inc.	Director, Representative Executive Officer, President of the Company Chairman of The Naito Foundation	Director and Honorary Chairman of the Company Chairman of The Naito Foundation
Voting rights (%)		Direct 0.0	Direct 0.0	Direct 0.6
Details	Concurrent post	-	-	-
	Business relationship	-	-	-
Detail of transaction		Lease of the office	Contribution	Contribution
Transaction amount (¥ mil.)		1	27	63
Account item		-	-	-
Balance at end of year (¥ mil.)		-	-	-

Notes:
(1) The above transactions are intended for third parties.
(2) Consumption tax is not included in the above amounts.
(3) Business conditions and procedure
Office rent to Genox Research Inc. has been decided based on a reasonable price.
(4) As Yuji Naito who was Director and Honorary Chairman of the Company resigned Chairman of The Naito Foundation on October 11, 2005, Haruo Naito, Director, Representative Executive Officer, President of the Company, assumed the position on January 20, 2006. Therefore, the above transaction amounts refer to the ones during his term.

11. INCOME TAXES

April 1, 2004 – March 31, 2005	April 1, 2005 – March 31, 2006
1. Details of principal deferred tax assets and liabilities are noted below.	1. Details of principal deferred tax assets and liabilities are noted below.

April 1, 2004 – March 31, 2005

(1) Current assets:

Deferred tax assets	(Millions of Yen)
Uncollected entrusted contract research	¥11,359
Reserve for sales rebates	5,486
Unrealized gain on intercompany sales of inventory	4,758
Accrued bonuses	3,941
Other	5,592
Sub-total	¥31,137
Less valuation allowance	(2,851)
Total deferred tax assets	¥28,286

(2) Fixed assets:

Deferred tax assets	(Millions of Yen)
Liability for retirement benefits	¥21,508
Tax loss carryforwards	3,381
Deferred assets for income tax purposes	3,240
Other	5,278
Sub-total	¥33,407
Less valuation allowance	(3,376)
Total deferred tax assets	¥30,031
Deferred tax liabilities	
Net unrealized (gain) on available-for-sale securities	(¥6,410)
Depreciation	(2,128)
Other	(1,014)
Total deferred tax liabilities	(9,553)
Net deferred tax assets(*)	¥20,477

*Note: Net deferred tax asset has been presented as follows in the balance sheet:

	(Millions of Yen)
Fixed assets–Deferred tax assets	¥20,572
Long-term liabilities–Deferred tax liabilities	¥95

April 1, 2005 – March 31, 2006

(1) Current assets:

Deferred tax assets	(Millions of Yen)
Entrusted R&D expenses	¥9,134
Reserve for sales rebates	6,454
Unrealized gain on intercompany sales of inventory	5,946
Accrued bonuses	3,971
Accrued enterprise tax	1,679
Other	4,677
Sub-total	¥31,865
Less valuation allowance	(2,593)
Total deferred tax assets	¥29,272

(2) Fixed assets:

Deferred tax assets	(Millions of Yen)
Liability for retirement benefits	¥23,511
Entrusted R&D expenses	9,518
Deferred assets for income tax purposes	4,788
Depreciation and amortization	4,587
Tax loss carryforwards	2,583
Other	2,449
Sub-total	¥47,439
Less valuation allowance	(2,553)
Total deferred tax assets	¥44,885
Deferred tax liabilities	
Net unrealized (gain) on available-for-sale securities	(¥14,184)
Amortization	(2,171)
Other	(1,008)
Total deferred tax liabilities	(17,364)
Net deferred tax assets(*)	¥27,520

*Note: Net deferred tax asset has been presented as follows in the balance sheet:

	(Millions of Yen)
Fixed assets–Deferred tax assets	¥27,612
Long-term liabilities–Deferred tax liabilities	¥91

April 1, 2004 – March 31, 2005	April 1, 2005 – March 31, 2006
2. Reconciliation between the effective income tax rate of the Company and the statutory tax rate: (%) Statutory tax rate of the Company 41.0 (Reconciliation) Expenses not permanently deductible for income tax purposes, such as entertainment expense 2.2 Tax credit for experiment and research expenses (5.8) Difference in statutory tax rate of subsidiaries (1.3) Valuation allowance 1.5 Other (1.3) Effective income tax rates 36.3	2. Reconciliation between the effective income tax rate of the Company and the statutory tax rate: (%) Statutory tax rate of the Company 41.0 (Reconciliation) Expenses not permanently deductible for income tax purposes, such as entertainment expense 1.9 Income not permanently taxable for income tax purposes, such as dividend income (0.4) Tax credit for experiment and research expenses (5.6) Difference in statutory tax rate of subsidiaries (1.4) Valuation allowance (0.7) Other (1.3) Effective income tax rates 33.5

12. SECURITIES

1. MARKET VALUE OF HELD-TO-MATURITY SECURITIES

(Millions of Yen)

	Period Ended Mar-31-2005			Period Ended Mar-31-2006		
Carrying amounts lower than aggregated fair value	Carrying amount	Aggregated fair value	Unrealized gain	Carrying amount	Aggregated fair value	Unrealized gain
1. Government bonds	–	–	–	–	–	–
2. Corporate bonds	¥26,103	¥26,279	¥176	¥6,203	¥6,212	¥9
3. Other	9,398	9,403	5	16,196	16,197	0
Sub-total	¥35,501	¥35,683	¥181	¥22,400	¥22,410	¥10
Carrying amounts higher than aggregated fair value	Carrying amount	Aggregated fair value	Unrealized loss	Carrying amount	Aggregated fair value	Unrealized loss
1. Government bonds	–	–	–	¥1	¥1	–
2. Corporate bonds	¥14,166	¥13,969	(¥197)	27,813	27,159	(¥653)
3. Other	21,498	21,497	(1)	23,796	23,777	(19)
Sub-total	¥35,665	¥35,466	(¥198)	¥51,611	¥50,938	(¥673)
TOTAL	¥71,166	¥71,149	(¥16)	¥74,011	¥73,348	(¥662)

2. MARKET VALUE OF AVAILABLE-FOR-SALE SECURITIES

(Millions of Yen)

	Period Ended Mar-31-2005			Period Ended Mar-31-2006		
Carrying amounts exceeding cost	Cost	Carrying amount	Unrealized gain	Cost	Carrying amount	Unrealized gain
1. Stocks	¥18,462	¥34,502	¥16,039	¥28,820	¥63,501	¥34,680
2. Bonds	–	–	–	–	–	–
Government bonds	–	–	–	–	–	–
Corporate bonds	–	–	–	–	–	–
3. Other	5,007	5,029	21	976	988	11
Sub-total	¥23,470	¥39,531	¥16,061	¥29,797	¥64,489	¥34,692
Carrying amounts lower than cost	Cost	Carrying amount	Unrealized loss	Cost	Carrying amount	Unrealized loss
1. Stocks	¥15	¥15	(¥0)	¥0	¥0	(¥0)
2. Bonds	40	40	–	–	–	–
Government bonds	40	40	–	–	–	–
Corporate bonds	–	–	–	–	–	–
3. Other	2,572	2,525	(47)	4,469	4,419	(50)
Sub-total	¥2,628	¥2,581	(¥47)	¥4,470	¥4,419	(¥50)
TOTAL	¥26,099	¥42,113	¥16,013	¥34,267	¥68,909	¥34,641

Notes:

In the period ended March 31, 2006, the impairment loss associated with the fair market value determination of available-for-sale securities was ¥0 million.

(Impairment loss in the period ended March 31, 2005 was ¥17 million.)

The impairment loss associated with available-for-sale securities is recognized when the market value at the period end becomes less than half of the carrying cost, except when it is anticipated that the market value is recoverable. The loss is also recognized when the decline in value at the period end is between 30% and 50% of the carrying amount, judging from the transition of market price and the fair value at period end, except when it is anticipated that the market value is recoverable.

3. OTHER MARKETABLE SECURITIES SOLD DURING THE FISCAL YEAR PERIOD

(Millions of Yen)

April 1, 2004 – March 31, 2005			April 1, 2005 – March 31, 2006		
Sales amount	Gain on sales	Loss on sales	Sales amount	Gain on sales	Loss on sales
¥2,176	¥1,160	¥12	¥143	¥5	¥0

4. HELD-TO-MATURITY SECURITIES AND AVAILABLE-FOR-SALE SECURITIES OF WHICH FAIR VALUE IS NOT READILY DETERMINABLE

(Millions of Yen)

	Period Ended March 31, 2005	Period Ended March 31, 2006
1. Held-to-Maturity Securities		
Unlisted foreign bonds	–	–
2. Available-for-sale securities		
Unlisted stocks, except OTC traded stocks	¥4,063	¥4,031
MMF, etc.	42,171	57,179
Preferred investment securities	5,000	1,000
Unlisted bonds	¥17,132	¥20,237

5. THE CARRYING VALUES OF AVAILABLE-FOR-SALE AND HELD-TO- MATURITY SECURITIES AT CONTRACTUAL MATURITIES AS OF MARCH 31, 2005

(Millions of Yen)

	Period Ended Mar-31-2005				Period Ended Mar-31-2006			
	Due within 1 year or less	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years	Due within 1 year or less	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years
1. Bonds	¥49,702	¥28,075	¥10,493	–	¥42,382	¥22,527	¥2,101	¥7,000
Government bonds	40	–	–	–	–	–	1	–
Corporate bonds	18,964	27,875	10,493	–	9,589	22,327	2,100	–
Others	30,697	199	–	–	32,793	199	–	7,000
2. Others	822	870	–	–	510	1,000	–	–
Total	¥50,525	¥28,945	¥10,493	–	¥42,893	¥23,528	¥2,101	¥7,000

13. DERIVATIVE FINANCIAL INSTRUMENTS

FOREIGN CURRENCY RELATED DERIVATIVES

(Millions of Yen)

	Period Ended Mar-31-2005				Period Ended Mar-31-2006			
	Contracted amount	Over 1 Year	Fair value	Unrealized gain (loss)	Contracted amount	Over 1 Year	Fair value	Unrealized gain (loss)
Foreign currency Forward contracts Payables: U.S. dollar	¥11,135	_	¥11,348	(¥213)	¥12,473	_	¥12,430	¥42
Euro	–	–	–	–	70	–	72	(1)
Receivables: Yen	¥172	_	¥171	(¥0)	¥270	_	¥274	¥4
Total	_	_	_	(¥214)	_	_	_	¥45

Notes:

Period Ended Mar-31-2005	Period Ended Mar-31-2006
1. Market value calculation methods: The fair market values of these quotations were estimated based on forward market quotations.	1. Market value calculation methods: Same as the left.
2. Contracts processed by hedge accounting are non-disclosed.	2. Same as the left.

14. PENSION PLANS AND RETIREMENT BENEFIT COSTS

April 1, 2004 - March 31, 2005	April 1, 2005 – March 31, 2006
1. Outline of pension plan:	1. Outline of pension plan:
The Parent Company:	The Parent Company:
The Parent Company adopts defined-benefit pension plan and retirement lump-sum payments. The transfer rate is 45% to the defined-benefit pension plan fund.	The Parent Company adopts defined-benefit pension plan and retirement lump-sum payments. The transfer rate is 45% to the defined-benefit pension plan fund.
Additional severance payment may be made to some employees.	Additional severance payment may be made to some employees.
The Parent Company obtained approval for transfer of the substitutional portion of past pension obligations to the government and for implementation of defined-benefit pension plan on December 1, 2004. The Parent Company transferred the substitutional portion of the pension obligations of ¥19,286 million and related assets to the government on March 25, 2005. The Parent Company recorded unrecognized an actuarial loss for the difference between the plan assets to be transferred to the government measured at the date of approval for transfer of the substitutional portion of future pension obligations and the balance of the retirement benefit liabilities actually transferred.	
Consolidated subsidiaries:	Consolidated subsidiaries:
Certain Japanese subsidiaries adopt a defined-benefit pension type of a joint pension plan, an approved pension scheme and retirement lump-sum payments. Certain overseas subsidiaries adopt a defined contribution plan as well as a defined-benefit plan.	Same as the left
Additional severance payment may be made to some employees.	
2. Projected benefit obligation benefits at March 31, 2005	2. Projected benefit obligation benefits at March 31, 2006

April 1, 2004 - March 31, 2005

	(Millions of Yen)
Projected benefit obligation	(¥125,701)
Fair value of plan assets (Note 1)	85,450
Net unfunded obligation	(40,250)
Unrecognized actuarial loss	9,650
Unrecognized prior service cost (Note 2)	(1,909)
Liability for retirement benefits	(¥32,509)

Notes:

(1) On March 31, 2005, the Parent Company contributed ¥20,000 million to the employee retirement benefit trust for the Parent Company's termination allowance plan.

(2) Reflects the changes of relevant regulation

April 1, 2005 – March 31, 2006

	(Millions of Yen)
Projected benefit obligation	(¥113,096)
Fair value of plan assets	103,610
Net unfunded obligation	(9,485)
Unrecognized actuarial gain	(14,284)
Unrecognized prior service cost (Note 1)	(11,808)
Liability for retirement benefits	(¥35,577)

Notes:

(1) Reflects the changes of relevant regulation including the changes in guarantee period in October 2005 and the elimination of additional benefit on December 1, 2004.

(2) Certain subsidiaries adopt the simple method

April 1, 2004 - March 31, 2005	April 1, 2005 – March 31, 2006
including the changes in guarantee period in October 2000 and the elimination of additional benefit on December 1, 2004. (3) Certain subsidiaries adopt the simple method to calculate projected benefit obligation. 3. Components of the retirement benefit costs: (Millions of Yen) Service cost (Note 1) ¥4,679 Interest cost 2,949 Expected return on plan assets (2,359) Additional severance payment 102 Amortization of transit obligation 2,950 Recognized actuarial loss 5,850 Amortization of prior service cost (Note 2) (3,111) Contribution to defined contribution plan and others 719 Retirement benefit costs ¥11,781 Notes: (1) All retirement benefit costs of subsidiaries utilizing the simple method are included in Service cost. (2) Reflects the current amortization of prior service cost described in Note (2) of "2. Projected benefit obligation." 4. Basis of the calculation for projected benefit obligation and others: Method of calculation of projected benefit obligation: Straight-line method over the average years of service Discount rate Principally 2.5 % Expected rate of return on plan assets Principally 4.0% Amortization period of prior service cost 5 years straight-line method Amortization period of actuarial gain/loss Straight-line method over 5 years from the following fiscal year Amortization period of transit obligation 5 years straight-line method 5. Fair value of plan assets of the defined-benefit pension plan: ¥2,665 mil. Notes: Three Japanese subsidiaries have pension assets calculated in proportion to the pension contribution amount. The balance of these amounts is noted above.	to calculate projected benefit obligation. 3. Components of the retirement benefit costs: (Millions of Yen) Service cost (Note 1) ¥4,004 Interest cost 2,900 Expected return on plan assets (2,651) Recognized actuarial loss 6,473 Amortization of prior service cost (Note 2) (2,893) Contribution to defined contribution plan and others 950 Retirement benefit costs ¥8,784 Notes: (1) All retirement benefit costs of subsidiaries utilizing the simple method are included in Service cost. (2) Reflects the current amortization of prior service cost described in Note (2) of "2. Projected benefit obligation." 4. Basis of the calculation for projected benefit obligation and others: Method of calculation of projected benefit obligation: Straight-line method over the average years of service Discount rate Principally 2.5 % Expected rate of return on plan assets Principally 4.0% Amortization period of prior service cost 5 years straight-line method Amortization period of actuarial gain/loss Straight-line method over 5 years from the following fiscal year 5. Fair value of plan assets of the defined-benefit pension plan: ¥3,242 mil. Notes: Three Japanese subsidiaries have pension assets calculated in proportion to the pension contribution amount. The balance of these amounts is noted above.

15. THE PREMISE OF A GOING CONCERN

There were no events or conditions that might be indicative of significant doubt of the entity's ability to continue as a going concern in the previous and present fiscal years.

16. PER SHARE INFORMATION

Period Ended Mar-31-2005		Period Ended Mar-31-2006	
Net assets per share	¥1,608.22	Net assets per share	¥1,816.23
Earnings per share	¥193.39	Earnings per share	¥221.86
Diluted earnings per share	¥193.34	Diluted earnings per share	¥221.61

Notes: The basis of the report of earnings per share and diluted earnings per share are as follows:

	Period Ended Mar-31-2005	Period Ended Mar-31-2006
Earnings per share:		
Net income (mil. yen)	55,505	63,410
Amount not attributed to common shareholders (mil. yen)	–	–
Net income related to common stock (mil. yen)	55,505	63,410
Average number of common stock outstanding (thousand shares)	287,006	285,817
Diluted earning per share:		
Increased number of common stocks (thousand shares)	85	316
[Stock subscription rights] (thousand shares)	[32]	[97]
[Stock options] (thousand shares)	[52]	[218]
Diluted securities with no dilutive effects, which were not included in diluted net earnings per share.	―――	―――

17. PRODUCTION, RECEIVED ORDER AND SALES INFORMATION

1. Production Results

(1) Production results

(Millions of Yen)

Segment	Apr-1-2004 to Mar-31-2005 Amount	Apr-1-2005 to Mar-31-2006 Amount
Pharmaceuticals	¥506,764	¥553,896
Other	8,305	8,824
Total	¥515,069	¥562,721

Notes: 1. The amounts are evaluated by sales price and those arising from intersegment trades are balanced out.
2. The above figures do not include consumption tax.

(2) Product purchases

(Millions of Yen)

Segment	Apr-1-2004 to Mar-31-2005 Amount	Apr-1-2005 to Mar-31-2006 Amount
Pharmaceuticals	¥18,545	¥20,043
Other	8,925	9,085
Total	¥27,469	¥29,129

Notes: 1. The amounts are evaluated by purchase price and those arising from intersegment trades are balanced out.
2. The above figures do not include consumption tax.

2. Received Order

The Company did not produce by sales order. Production was made based on sales forecasts.

3. Sales Results by business and geographical segment

(Millions of Yen, %)

Sales results by business and geographical segment	April-1-2004 to March-31-2005		April-1-2005 to March-31-2006	
	Amount	%	Amount	%
Pharmaceuticals	¥510,981	95.9	¥579,812	96.4
Japan	247,688	46.5	265,444	44.2
North America	213,465	40.1	252,139	41.9
Europe	37,919	7.1	44,614	7.4
Asia and Others	11,908	2.2	17,613	2.9
Others	22,030	4.1	21,440	3.6
Japan	20,579	3.8	19,613	3.3
Outside Japan	1,450	0.3	1,826	0.3
Total	¥533,011	100.0	¥601,252	100.0

Notes: 1. The amounts arising from intersegment trades are balanced out.
2. Sales amounts do not include consumption taxes.
3. Sales results have been calculated by business and geographical segments.

18-1) CONSOLIDATED STATEMENTS OF INCOME
Fourth Quarter of FY2004 and FY2005 (three months ended March 31)

	January 1, 2005 - March 31, 2005			January 1, 2006 - March 31, 2006			Increase/ Decrease
Account Title	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
Net sales		¥128,584	100.0		¥151,342	100.0	¥22,758
Cost of sales		22,886	17.8		25,852	17.1	2,966
Gross profit		105,698	82.2		125,490	82.9	19,792
Reversal of reserve for sales returns		(53)	(0.0)		(18)	(0.0)	34
Gross profit after deducting provision and reversal of provision for sales returns and disposal of goods returns		105,751	82.2		125,508	82.9	19,757
Selling, general and administrative expenses							
Research and development expenses	21,319		[16.6]	26,220		[17.3]	
Selling, general and administrative expenses	65,910	87,229	67.8	81,802	108,022	71.3	20,792
Operating income		18,522	14.4		17,486	11.6	(1,035)
Non-operating income		857	0.7		1,368	0.9	510
Non-operating expenses		109	0.1		244	0.2	134
Ordinary income		19,269	15.0		18,610	12.3	(659)
Special gain		(26)	(0.0)		35	0.0	62
Special loss		847	0.7		3,560	2.3	2,712
Income before income taxes and minority interests		18,395	14.3		15,086	10.0	(3,309)
Income taxes-current	11,081			12,450			
Income taxes-deferred	(4,162)	6,918	5.4	(8,712)	3,737	2.5	(3,180)
Minority interests in income		34	0.0		94	0.1	59
Net income		¥11,442	8.9		¥11,254	7.4	(¥188)

18-2) CONSOLIDATED STATEMENTS OF CASH FLOWS
Fourth Quarter of FY2004 and FY2005 (three months ended March 31)

	January 1, 2005 - March 31, 2005	January 1, 2006 - March 31, 2006	Increase/ Decrease
Account Title	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
I. Operating cash flows			
Income before income taxes and minority interests	¥18,395	¥15,086	
Depreciation	6,581	6,495	
Loss on impairment of long-lived assets	–	14	
Increase (Decrease) in allowance for doubtful receivables/accounts	62	(26)	
Interest and dividend income	(593)	(936)	
Interest expenses	31	42	
Equity in earnings	(6)	(24)	
(Gain) Loss on sales and disposal of fixed assets	351	456	
Retirement benefit costs	2,206	1,364	
Gain on sales of securities	(1)	(1)	
Loss on impairment of securities	1	1	
Decrease in trade receivables	3,279	15,523	
Increase in inventories	(696)	(1,923)	
Increase (Decrease) in trade payables	(2,207)	4,227	
Increase (Decrease) in other current liabilities	(1,908)	3,287	
Increase (Decrease) in reserve for sales rebates	(4,316)	131	
Others	(3,602)	(2,568)	
Sub-total	17,578	41,150	23,571
Interest and dividends received	573	769	
Interest paid	(36)	(15)	
Contribution to the employee retirement benefit trust	(20,000)	–	
Income tax paid	(1,937)	(3,967)	
Net cash provided by operating activities	(3,822)	37,936	41,758
II. Investing cash flows			
Purchases of investment securities	(40)	(43)	
Proceeds from sales and maturities of short-term investments	3,935	836	
Purchases of property, plant and equipment	(4,126)	(3,687)	
Proceeds from sales of property, plant and equipment	11	128	
Purchases of intangible assets	(5,018)	(8,550)	
Purchases of investment securities	(5,654)	(13,004)	
Proceeds from sales and redemptions of investment securities	57	6,031	
Net decrease in time deposits (exceeding 3 months)	30	224	
Others	2,824	12,784	
Net cash used in investing activities	(7,979)	(5,278)	2,700
III. Financing cash flows			
Net increase (decrease) in short-term borrowings	110	(72)	
Dividends paid to minority shareholders	–	(11)	
Others	(2)	104	
Net cash provided by financing activities	108	20	(87)
IV. Foreign currency translation adjustments on cash and cash equivalents	1,502	434	(1,067)
V. Net increase (decrease) in cash and cash equivalents	(10,191)	33,112	43,304
VI. Cash and cash equivalents at beginning of period	152,620	150,165	(2,455)
VII. Cash and cash equivalents at end of period	¥142,429	¥183,278	¥40,849

18-3) SEGMENT INFORMATION
Fourth Quarter of FY2004 and FY2005 (three months ended March 31)

1. Business Segment Information

(1) For the fourth quarter, ended March 31, 2005 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Net sales					
(1) Sales to external customers	¥123,321	¥5,262	¥128,584	–	¥128,584
(2) Intersegment sales	25	5,861	5,887	(¥5,887)	–
Total sales	123,347	11,124	134,472	(5,887)	128,584
Operating expenses	104,707	10,410	115,117	(5,055)	110,062
Operating income	¥18,639	¥714	¥19,354	(¥832)	¥18,522

(2) For the fourth quarter, ended March 31, 2006 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Net sales					
(1) Sales to external customers	¥145,767	¥5,575	¥151,342	–	¥151,342
(2) Intersegment sales	38	5,367	5,405	(¥5,405)	–
Total sales	145,805	10,942	156,748	(5,405)	151,342
Operating expenses	127,788	10,394	138,182	(4,326)	133,856
Operating income	¥18,017	¥548	¥18,565	(¥1,079)	¥17,486

Notes:

1. The Company classifies consolidated operations into two segments: 'Pharmaceuticals' including prescription pharmaceuticals and 'Others' which encompasses all operations other than pharmaceuticals.

2. Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals; Consumer health care products; Diagnostic pharmaceuticals; etc.
Others	Food additives; Chemicals; Machinery; Others

2. Geographical Segment Information

(1) For the fourth quarter, ended March 31, 2005 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consolidated
I. Net sales							
(1) Sales to external customers	¥62,387	¥53,972	¥8,924	¥3,300	¥128,584	–	¥128,584
(2) Intersegment sales	17,654	5,428	2,178	5	25,267	(25,267)	–
Total sales	80,042	59,400	11,102	3,305	153,851	(25,267)	128,584
Operating expenses	64,584	57,857	10,094	3,071	135,608	(25,546)	110,062
Operating income	¥15,457	¥1,542	¥1,008	¥233	¥18,242	¥279	¥18,522

(2) For the fourth quarter, ended March 31, 2006 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consolidated
I. Net sales							
(1) Sales to external customers	¥64,243	¥69,394	¥12,647	¥5,056	¥151,342	–	¥151,342
(2) Intersegment sales	20,321	9,505	3,940	0	33,768	(33,768)	–
Total sales	84,565	78,900	16,588	5,057	185,110	(33,768)	151,342
Operating expenses	74,022	72,276	15,348	4,466	166,114	(32,258)	133,856
Operating income	¥10,542	¥6,624	¥1,239	¥590	¥18,996	(¥1,509)	¥17,486

Notes:

1. Segmentation by country or region is based on geographical proximity.

2. Major areas and countries included in each category:
   - -North America: The United States and Canada
   - -Europe: The United Kingdom, France, Germany, etc.
   - -Asia and Others: East and South-East Asia, Central and South America, etc.

3. Intersegment sales in Japan principally represent product sales from Eisai Co., Ltd. (hereinafter referred to as 'the Parent Company') to the overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are principally sales from the overseas subsidiaries, which manage research and development for the Parent Company.

3. Overseas Sales

(1) For the fourth quarter, ended March 31, 2005 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥56,225	¥12,850	¥3,764	¥72,840
2. Consolidated sales				¥128,584
3. Share of overseas sales	43.7%	10.0%	2.9%	56.6%

(2) For the fourth quarter, ended March 31, 2006 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥71,789	¥16,788	¥5,666	¥94,243
2. Consolidated sales				¥151,342
3. Share of overseas sales	47.4%	11.1%	3.8%	62.3%

Notes:

1. Segmentation of the areas is based on geographical proximity.

2. Major areas and countries included in this category:

-North America:	The United States and Canada.
-Europe:	The United Kingdom, France, Germany, etc.
-Asia and Other:	East and South-East Asia, Central and South America, etc.

3. Overseas sales represent the sales reported in countries and areas outside Japan by the Parent Company and the consolidated subsidiaries.

EISAI CO., LTD. NON-CONSOLIDATED ANNUAL FINANCIAL REPORT RELEASE

FOR IMMEDIATE RELEASE
May 16, 2006

On May 16, 2006, Eisai Co., Ltd., announced non-consolidated annual financial results for the fiscal year ended March 31, 2006.

- Date of the Board of Directors' Meeting for presentation of non-consolidated annual financial results: May 16, 2006
- Due date of beginning a fiscal year-end dividend payment: May 30, 2006
- Date of General Shareholders' Meeting: June 23, 2006
- Eisai Co., Ltd., is listed on the First Sections of both the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Securities code number: 4523
- Payment of Interim Dividend: Yes
- Stock Unit: The number of shares constituting one unit: 100 shares
- Representative of corporation: Haruo Naito, Director, President & CEO
- Inquiries should be directed to:

Hiroyuki Mitsui
Vice President
Corporate Communications

4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: 81-3-3817-5085
URL: http//www.eisai.co.jp/index-e.html

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

1. NON-CONSOLIDATED ANNUAL FINANCIAL RESULTS

(APRIL 1, 2005 – MARCH 31, 2006)

(1) RESULTS OF OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2005- March 31, 2006	¥331,959 mil.	7.8%	¥65,376 mil.	(3.3%)	¥67,338 mil.	(2.6%)
April 1, 2004- March 31, 2005	¥307,936 mil.	1.4%	¥67,634 mil.	0.9%	¥69,115 mil.	3.8%

Period	Net Income	Percent Change	Earnings per Share (EPS)	Diluted EPS	Return on Equity	Ordinary Income/ Total Assets	Ordinary Income/ Net Sales
April 1, 2005- March 31, 2006	¥43,890 mil.	0.9%	¥153.56	¥153.39	9.8%	12.2%	20.3%
April 1, 2004- March 31, 2005	¥43,498 mil.	3.9%	¥151.56	¥151.51	10.4%	13.2%	22.4%

Note 1: Average number of shares outstanding:

- Fiscal year ended March 31, 2006: 285,817,290 shares
- Fiscal year ended March 31, 2005: 287,006,807 shares

Note 2: There have not been changes in accounting methods used by Eisai Co., Ltd. (hereinafter referred to as 'the Company') during the period ended March 31, 2006 and 2005.

Note 3: Percentage increase (decrease) compares periods ended March 31, 2006 and 2005.

(2) DIVIDENDS

Period	Dividends per Share			Dividends Paid (Annual)	Payout Ratio	Dividends on Equity
	Annual	Interim	Year End			
April 1, 2005- March 31, 2006	¥90.00	¥40.00	¥50.00	¥25,726 mil.	58.6%	5.5%
April 1, 2004- March 31, 2005	¥56.00	¥21.00	¥35.00	¥16,045 mil.	36.9%	3.7%

(3) FINANCIAL POSITION

Year End	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
March 31, 2006	¥572,912 mil.	¥465,211 mil.	81.2%	¥1,627.33
March 31, 2005	¥530,599 mil.	¥431,735 mil.	81.4%	¥1,510.69

Note 1: Number of shares issued and outstanding:

- As of March 31, 2006: 285,874,916 shares
- As of March 31, 2005: 285,785,747 shares

Note 2: Treasury Stock (shares):

- As of March 31, 2006: 10,692,033 shares
- As of March 31, 2005: 10,781,202 shares

2. NON-CONSOLIDATED FINANCIAL FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2007

Period	Net Sales	Operating Income	Ordinary Income	Net Income	Dividends per Share		
					Interim	Year End	Annual
April 1, 2006- September 30, 2006	¥170,000 mil.	¥29,000 mil.	¥29,500 mil.	¥19,000 mil.	¥55.00	–	–
April 1, 2006- March 31, 2007	¥346,000 mil.	¥64,000 mil.	¥65,000 mil.	¥41,000 mil.	–	¥55.00	¥110.00

Note: Forecasted Annual Earnings per Share (EPS): ¥143.42
Assumptions associated with the above forecast are noted on pages 20-24 of the Consolidated Subsidiaries Annual Financial Report Release.

All figures less than ¥1,000,000 have been omitted.

1-1) NON-CONSOLIDATED BALANCE SHEET (ASSETS)

		The 93rd Period March 31, 2005			The 94th Period March 31, 2006			Increase/ Decrease
Account Title	Note	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
ASSETS								
Current assets:								
Cash and cash in banks			¥30,854			¥48,654		
Notes receivable-trade	2		7,720			2,879		
Accounts receivable-trade	2		107,283			114,443		
Short-term investments			50,354			59,648		
Merchandise			4,825			4,768		
Finished goods			7,003			7,548		
Semi-finished goods			7,753			9,110		
Raw materials			3,599			3,224		
Work in process			804			383		
Supplies			1,267			1,293		
Deferred tax assets			15,876			13,956		
Short-term loans receivable	2		6,475			4,782		
Other current assets			5,474			7,508		
Allowance for doubtful receivables			(6)			—		
Total current assets			249,288	47.0		278,201	48.6	28,913
Fixed assets:								
Property, plant and equipment								
Buildings	4	106,320			109,009			
Accumulated depreciation		60,360	45,959		63,725	45,283		
Structures	4	7,978			8,167			
Accumulated depreciation		5,527	2,450		5,701	2,465		
Machinery and equipment	4	74,270			75,405			
Accumulated depreciation		57,638	16,631		58,937	16,467		
Vehicles and delivery equipment		431			368			
Accumulated depreciation		332	98		273	95		
Tools, furniture, and fixtures	4	30,335			31,457			
Accumulated depreciation		23,212	7,122		24,247	7,209		
Land			10,434			10,373		
Construction in progress			1,403			794		
Total property, plant and equipment			84,101	15.8		82,690	14.4	(1,411)
Intangible assets								
Patent			99			84		
Software			10,529			10,795		
Telephone subscription rights			119			119		
Utility rights			116			110		
Sales rights			6,979			15,369		
Other intangible assets			1			0		
Total intangible assets			17,846	3.4		26,480	4.6	8,634
Investments and other assets								
Investments securities			79,503			95,209		
Investment in subsidiaries and associated companies			53,475			57,553		
Long-term loans receivable			96			49		
Long-term loans receivable to subsidiaries and associated companies			2,570			2,832		
Long-term prepaid expenses			1,327			1,223		
Deferred tax assets			19,746			24,473		
Insurance reserve			22,700			3,552		
Guarantee deposits			2,055			2,061		
Other assets			2,784			2,261		
Allowance for doubtful accounts			(4,897)			(3,676)		
Total investments and other assets			179,363	33.8		185,539	32.4	6,175
Total fixed assets			281,311	53.0		294,710	51.4	13,398
Total assets			¥530,599	100.0		¥572,912	100.0	¥42,312

1-2) NON-CONSOLIDATED BALANCE SHEET (LIABILITIES AND SHAREHOLDERS' EQUITY)

Account Title	Note	The 93rd Period March 31, 2005 (Millions of Yen)		(%)	The 94th Period March 31, 2006 (Millions of Yen)		(%)	Increase/ Decrease (Millions of Yen)
LIABILITIES AND SHAREHOLDERS' EQUITY								
Current liabilities:								
Notes payable-trade			¥210			¥128		
Accounts payable-trade			5,057			6,762		
Accounts payable-other	2		21,089			23,276		
Accrued expenses			14,616			16,137		
Income taxes payable			16,150			18,452		
Deposit received	2		9,126			8,842		
Reserve for sales rebates			863			–		
Reserve for sales returns			444			438		
Reserve for disposal of goods returned			349			333		
Other current liabilities			9			232		
Total current liabilities			67,918	12.8		74,605	13.0	6,686
Long-term liabilities:								
Liability for retirement benefits			28,857			32,005		
Retirement allowances for directors			2,089			1,090		
Total long-term liabilities			30,946	5.8		33,095	5.8	2,148
Total liabilities			98,864	18.6		107,700	18.8	8,835
Shareholders' equity:								
Common stock	1		44,985	8.5		44,985	7.9	–
Capital surplus								
Additional paid-in capital			55,222			55,222		
Total capital surplus			55,222	10.4		55,222	9.6	–
Retained earnings								
Legal reserve			7,899			7,899		
Voluntary reserves:								
Reserve for reduction of fixed assets		123			122			
General reserve		300,880	301,003		323,880	324,002		
Unappropriated retained earnings for the period			45,806			45,234		
Total retained earnings			354,710	66.9		377,137	65.8	22,427
Net unrealized gains/losses on available-for-sale securities	5		8,961	1.7		19,779	3.5	10,817
Treasury stock	1		(32,144)	(6.1)		(31,913)	(5.6)	231
Total shareholders' equity			431,735	81.4		465,211	81.2	33,476
Total			¥530,599	100.0		¥572,912	100.0	¥42,312

2. NON-CONSOLIDATED STATEMENTS OF INCOME

Account Title	Note	The 93rd Period April 1, 2004 - March 31, 2005			The 94th Period April 1, 2005 - March 31, 2006			Increase/ Decrease
		(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
Net sales	2		¥307,936	100.0		¥331,959	100.0	¥24,023
Cost of sales	1		77,652	25.2		77,984	23.5	331
Gross profit			230,283	74.8		253,975	76.5	23,691
Reversal of reserve for sales returns			(129)	(0.0)		(6)	(0.0)	123
Gross profit			230,413	74.8		253,981	76.5	23,568
Selling, general and administrative expenses								
Research and development expenses	1	77,128		[25.0]	92,851		[28.0]	
Selling, general and administrative expenses		85,649	162,778	52.8	95,753	188,604	56.8	25,826
Operating income			67,634	22.0		65,376	19.7	(2,257)
Non-operating income								
Interest income		69			56			
Interest on securities		354			737			
Dividend income		544			709			
Rent income	2	429			419			
Foreign exchange gain		202			223			
Other non-operating income		364	1,964	0.6	264	2,412	0.7	447
Non-operating expenses								
Interest expenses		40			48			
Assets lent to others expenses		124			121			
Depreciation		151			108			
Other non-operating expenses		166	483	0.2	171	450	0.1	(32)
Ordinary Income			69,115	22.4		67,338	20.3	(1,776)
Special gain								
Gain on sales of fixed assets	3	180			64			
Gain on sales of investment securities		1,149			–			
Reversal of provision for doubtful accounts		–			295			
Other special gain		9	1,339	0.5	5	365	0.1	(974)
Special loss								
Loss on disposal of fixed assets	4	520			651			
Loss on inventories		–			496			
Provision for doubtful accounts		–			265			
Loss on litigation	5	1,434			–			
Loss on disposal of inventories		352			–			
Other special loss		359	2,667	0.9	4	1,418	0.4	(1,248)
Income before income taxes			67,788	22.0		66,284	20.0	(1,503)
Income taxes-current		31,204			32,719			
Income taxes-deferred		(6,913)	24,290	7.9	(10,324)	22,394	6.8	(1,895)
Net income			43,498	14.1		43,890	13.2	(392)
Retained earnings carryover from the previous period			8,352			12,805		
Loss on disposal of treasury stock			1			27		
Interim dividends paid			6,043			11,432		
Unappropriated retained earnings for the period			¥45,806			¥45,234		

3. NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (for reference)

		The 93rd Period April 1, 2004 - March 31, 2005	The 94th Period April 1, 2005 - March 31, 2006	Increase/ Decrease
Account Title	Note	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
I. Operating cash flows				
Income before income taxes		¥67,788	¥66,284	
Depreciation		14,261	16,446	
Increase (Decrease) in allowance for doubtful receivables/accounts		162	(29)	
Interest income/interest on securities, and dividend income		(968)	(1,503)	
Interest expenses		40	48	
(Gain) Loss on sales and disposal of fixed assets		339	586	
Retirement benefit costs		6,425	5,339	
Gain on sales of securities		(1,149)	(4)	
Loss on impairment of securities		63	4	
Increase in trade receivables		(1,225)	(2,318)	
(Increase) Decrease in inventories		322	(1,074)	
Increase (Decrease) in trade payables		(1,822)	1,623	
Increase in other current liabilities		3,527	4,225	
Decrease in reserve for sales rebates		(138)	(863)	
Other		(5,536)	(4,012)	
Sub-total		82,090	84,754	2,664
Interest and dividends received		1,027	1,514	
Interest paid		(40)	(48)	
Contribution to employee retirement benefit trust		(20,000)	–	
Income tax paid		(28,036)	(30,442)	
Net cash provided by operating activities		35,040	55,778	20,737
II. Investing cash flows				
Proceeds from sales and maturities of short-term investments		6,300	1,705	
Purchases of property, plant and equipment		(15,584)	(12,854)	
Proceeds from sales of property, plant and equipment		405	277	
Purchases of intangible assets		(8,598)	(12,317)	
Purchases of investment securities		(15,257)	(21,848)	
Proceeds from sales and redemptions of investment securities		8,039	15,638	
Investments in subsidiaries and associated companies		(4,669)	(4,075)	
Other		3,288	19,925	
Net cash used in investing activities		(26,076)	(13,548)	12,528
III. Financing cash flows				
Purchase of treasury stock		(6,087)	–	
Dividends paid		(11,223)	(21,435)	
Other		(71)	204	
Net cash used in financing activities		(17,382)	(21,231)	(3,849)
IV. Foreign currency translation adjustments on cash and cash equivalents		0	(0)	(1)
V. Net increase (decrease) in cash and cash equivalents		(8,417)	20,997	29,415
VI. Cash and cash equivalents at beginning of period		87,926	79,509	(8,417)
VII. Cash and cash equivalents at end of period		¥79,509	¥100,507	¥20,997

4. NON-CONSOLIDATED APPROPRIATIONS OF RETAINED EARNINGS

(Millions of Yen)

	The 93rd Period May 16, 2005 (By Board Meeting)		The 94th Period May 16, 2006 (By Board Meeting)	
Unappropriated retained earnings for the period		¥45,806		¥45,234
Reversals of voluntary reserves				
Reversals of reserve for the reduction of fixed assets		0		0
Total		45,807		45,235
Appropriation of retained earnings				
- Dividends	10,002		14,293	
- Voluntary reserves				
-General reserve	23,000	33,002	14,000	28,293
Retained Earnings Carried Forward		¥12,805		¥16,941

Notes:

1. Dividends for treasury stock of 10,692,033 shares are excluded from dividends shown above.
2. On December 2, 2005, 11,432 million yen (40.00 yen per share) was paid as an interim dividend.

BASIS OF PRESENTING NON-CONSOLIDATED FINANCIAL STATEMENTS

April 1, 2004- March 31, 2005	April 1, 2005 - March 31, 2006
1. Measurement and Cost Formula for Marketable and Investment Securities: (1) Held-to-Maturity Securities: Stated at amortized cost. (Straight-line method) (2) Investment in Subsidiaries and Associated Companies: Stated at cost determined by the moving average method. (3) Available-for-Sale Securities: Marketable securities: Stated at fair market value on the balance sheet date of the period with unrealised gain and losses, net of applicable taxes, booked in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Stated at cost determined by moving average method.	1. Measurement and Cost Formula for Marketable and Investment Securities: (1) Held-to-Maturity Securities: Same as the left (2) Investment in Subsidiaries and Associated Companies: Same as the left (3) Available-for-Sale Securities: Marketable Securities: Same as the left
2. Measurement and Cost Formula for Derivatives: Stated at fair market value.	2. Measurement and Cost Formula for Derivatives: Same as the left.
3. Measurement and Cost Formula for Inventories: Merchandise, finished goods, semi-finished goods, work-in-process, raw materials, and supplies are stated at cost determined by the average method.	3. Measurement and Cost Formula for Inventories: Same as the left
4. Depreciation of Depreciable Assets: (1) Property, plant and equipment: Property, plant and equipment are stated at cost. Depreciation is computed by the declining-balance method. Estimated useful lives of assets are as follows: Buildings 15 to 65 years Machinery and Equipment 6 to 7 years	4. Depreciation of Depreciable Assets: (1) Property, plant and equipment: Property, plant and equipment are stated at cost. Depreciation is computed by the declining-balance method. Estimated useful lives of assets are as follows: Buildings 15 to 50 years Machinery and Equipment 6 to 7 years
(2) Intangible assets: Intangible assets are stated at cost less accumulated amortization, which is computed by the straight-line method. Amortization for software used internally is computed by the straight-line method over estimated useful life (mainly five years).	(2) Intangible assets: Same as the left
5. Accounting for Allowances and Reserves: (1) Allowance for doubtful receivables/accounts: To prepare for potential losses in trade receivables, loans receivable and others, the allowance for doubtful receivables/accounts is provided at amounts determined on the basis of the Company's past credit loss experience and an evaluation of potential losses in receivables outstanding at year end.	5. Accounting for Allowances and Reserves: (1) Allowance for doubtful receivables/accounts: Same as the left
(2) Reserve for sales rebates: To prepare for future sales rebates after the balance sheet date, which are related to merchandise and finished goods sold by the balance sheet date, the	(2) ――――――――

April 1, 2004- March 31, 2005	April 1, 2005 - March 31, 2006
reserve is provided at an amount determined by multiplying inventories of wholesalers at the balance sheet date by the average rebate ratio of the period.	
(3) Reserve for sales returns: To prepare for possible losses on sales return losses incurred after the balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of trade receivables at the balance sheet date by the average return ratio over the previous two fiscal years and the current profit ratio.	(3) Reserve for sales returns: Same as the left
(4) Reserve for disposal of goods returned: To prepare for possible losses on disposal of goods returned after the balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of trade receivables at the balance sheet date by the average ratio of returned goods sold and the average write-off ratio of goods returned over the previous two fiscal years.	(4) Reserve for disposal of goods returned: Same as the left
(5) Liability for retirement benefits: To cover retirement benefits of employees, the Company provides for liability for retirement benefits at an amount to be prepared as of the balance sheet date, which is derived from the projected benefit obligations and estimated plan assets at the balance sheet date. The transitional obligation of ¥32,357 million, determined as of April 1, 2000, was offset by the contribution of certain available-for-sale securities, with a fair market value of ¥15,128 million at time of contribution, to the employee's retirement benefit trusts for The Company's pension plans. The remaining unfunded balance of ¥17,229 million is being amortized over five years and booked as operating expenses. A portion of the transitional obligation which relates to exempted substitutional obligation of the Eisai Welfare Pension Fund will be eliminated. The unrecognized prior service cost is being amortized over five years and recognized as operating expense in the statements of income. The unrecognized actuarial loss is being amortized over five years by the straight-line method and recognized as operating expenses in the statements of income starting from the period following the period during which each respective loss occurred.	(5) Liability for retirement benefits: To cover retirement benefits to the employees, the Company provides for liability for retirement benefits at an amount to be prepared as of the balance sheet date, which is derived from the projected benefit obligations and estimated plan assets at the balance sheet date. The unrecognized prior service cost is being amortized over five years and recognized as operating expenses in the statements of income. The unrecognized actuarial loss is being amortized over five years by the straight-line method and recognized as operating expenses in the statements of income starting from the period following the period during which each respective loss occurred.
(6) Retirement allowances for directors: The reserve for retirement benefits for directors is provided in required amounts calculated based on the bylaw.	(6) Retirement allowances for directors: Same as the left
6. Methods for translation of assets and liabilities denominated in foreign currencies:	6. Methods for translation of assets and liabilities denominated in foreign currencies:

April 1, 2004- March 31, 2005	April 1, 2005 - March 31, 2006
Monetary receivables and payables denominated in foreign currencies are translated into yen at the current exchange rates as of the balance sheet date. The foreign exchange gain and losses from translation are recognized in the statements of income.	Same as the left
7. Accounting for lease transactions: Finance lease transactions other than those under which ownership is transferred to the lessee are accounted for as ordinary operating leases.	7. Accounting for lease transactions: Same as the left
8. Hedge accounting: (1) Hedge method: Derivatives used for hedging purposes are measured at the fair market value and unrealized gain or losses on derivatives are deferred until maturity of the hedged transactions. If the forward contracts qualify for hedge accounting, trade receivables and payables denominated in foreign currencies are translated into the contracted rates.	8. Hedge accounting: (1) Hedge method: Same as the left
(2) Hedging instruments and hedged items: (a) Hedging instruments: Foreign currency forward contracts (b) Hedged items: Trade receivables and payables including committed transactions denominated in foreign currencies	(2) Hedging instruments and hedged items: Same as the left
(3) Hedging policy: The Company uses hedged transactions, in the ordinary course of business, to reduce the exposure to fluctuations in foreign exchange rates. Hedged transactions used by the Company have been made in accordance with internal regulation.	(3) Hedging policy: Same as the left
(4) Method for assessment of effectiveness of hedging: Foreign currency forward contracts assigned to the associated receivables and payables have the same terms and denominations as the corresponding receivables and payables and the contract amounts will not exceed those of the corresponding assets and liabilities. As a result, high correlation and effectiveness between the hedging instruments and the hedged items are maintained against fluctuations in foreign exchange rate so that assessment of effectiveness has not been performed.	(4) Method for assessment of effectiveness of hedging: Same as the left
9. Accounting for consumption taxes: Consumption taxes and local consumption taxes are excluded from revenues and expenses.	9. Accounting for consumption taxes: Same as the left

Accounting Changes

April 1, 2004 - March 31, 2005	April 1, 2005 - March 31, 2006
――――――――	(Standard for asset impairment accounting) The Accounting Standard for Impairment of Long-Lived Assets (Statement of Opinion, Accounting for Impairment of Long-Lived Assets [the Business Accounting Council issued August 9, 2002]) and Guidance for Accounting Standard for Impairment of Long-Lived Assets (the Accounting Standards Board of Japan Guidance No.6 issued October 31, 2003), are applied from April 1, 2005. However, the application of these standards has no material effect on the profits and losses during the period.

Changes in Presentation Methods

April 1, 2004 - March 31, 2005	April 1, 2004 - March 31, 2006
(Non-consolidated Balance Sheet) 1. The contribution to a similar partnership as an investment limited partnership was presented as "*Other assets*", included in "Investments and other assets" in the previous period. However, in accordance with the revision of the certain portion of Securities and Exchange Law (the 97th issue on June 9, 2004), it was presented as "Investment securities," included in "Investments and other assets" from April 1, 2004. Total contribution to a similar partnership as an investment limited partnership as of the balance sheet date was ¥67 *million*. 2. The amount of the initial payment for product acquisitions and others, included in "Long-term prepaid expenses" in Investment and other assets in the previous period, is included in "Sales rights and others" in Intangible assets from the period after the review of its classification, which followed the appearance of the major initial payment for product acquisition during the period. The ¥1,688 million of initial payment for product acquisition and others, which was included in "Long-term prepaid expenses" in Investment and other assets for the previous period was transferred to "Sales rights and others."	――――――――
(Non-consolidated Statements of Income) 1. As the amount of "Reversal of provision for doubtful accounts," separately treated and presented in an independent account title in the previous period, was ¥9 million in this period, accounting for below 10% of total special gain, it was included in "Other	(Non-consolidated Statements of Income) 1. As the amount of "Gain on sales of investment securities," separately treated and presented in an independent account title in the previous period, was ¥4 million in this period, accounting for below 10% of total special gain, it was included in "Other

special gain." 2. As the amount of "Loss on disposal of inventories," included in "Other special loss" in the previous period, exceeded 10% of total special loss, it was separately treated and presented in an independent account title. The reported amount as "Loss on disposal of inventories" in the previous period was ¥150 million. 3. As the amount of "Provision for doubtful accounts," separately treated and presented in an independent account title in the previous period, was ¥199 million in this period, accounting for below 10% of total special loss, it was included in "Other special loss." 4. As the amount of "Loss on impairment of investment securities," separately treated and presented in an independent account title in the previous period, was ¥63 million in this period, accounting for below 10% of total special loss, it was included in "Other special loss."	special gain." 2. As the amount of "Reversal of provision of doubtful accounts," included in "Other special gain", exceeded 10% of total special gain in the period, it was separately treated and presented in an independent account title. The reported amount as "Reversal of provision of doubtful accounts" in the previous period was ¥9 million. 3. As the amount of "Provision for doubtful accounts," included in "Other special loss" in the previous period, exceeded 10% of total special gain, it was separately treated and presented in an independent account title. The reported amount as "Provision for doubtful accounts" in the previous period was ¥199 million.

Additional Information

April 1, 2004 - March 31, 2005	April 1, 2005 - March 31, 2006
(Pro forma standard taxation) In accordance with the revised Japanese tax code regarding the treatment of 'pro forma standard tax' in the category of enterprise taxes in Statements of Income, as stated in Practical Issues Task Force No.12 proclaimed on February 13, 2004, enterprise taxes levied in proportion to added value and capital amounting to ¥787 million is recognized as 'Selling, general and administrative expenses' starting the period.	―――
―――	(Reserve for sales rebates) In accordance with changes in collection policy of the accounts receivable-trade from wholesalers, The Company did not provide for any reserve for future sales rebates from the period.

NOTES TO NON-CONSOLIDATED BALANCE SHEET

March 31, 2005

*1. Authorized stock:

common stock	700 million shares

Outstanding stock

common stock	296,566,949 shares

(includes Treasury stock (common stock) of 10,781,202)

*2. Notes related to subsidiaries and associated companies:

Principal assets and liabilities with subsidiaries and associated companies other than accounts presented separately are as follows:

Notes receivable-trade	¥46 mil.
Accounts receivable-trade	¥18,822 mil.
Short-term loans receivable	¥6,401 mil.
Accounts payable-other	¥3,841 mil.
Deposits received	¥6,852 mil.

3. Contingent liabilities:

The Company cosigns the following liabilities:

Warrantee	Item	Yen (mil.)
Employees	Housing loans	125
Eisai Machinery GmbH	Office rental	1 (9 thousand euro)
Eisai (Hong Kong) Co., Ltd.	Operation fund	31 (2,300 thousand HK$)

Notes: Among the above guarantee liabilities, those denominated in foreign currencies are translated into yen, using the exchange rate at the balance sheet date.

*4. 336 million yen was deducted from acquisition costs of property, plant and equipment at the balance sheet date due to government subsidies. Details of reduction entries are as follows:

Buildings	¥0 mil.
Structures	¥19 mil.
Machinery and equipment	¥166 mil.
Tools, furniture and fixtures	¥150 mil.

*5. Restrictions on dividends:

Net asset increased by valuation of assets, which is provided Article124, Item 3 of the Commercial Enforcement Regulations, was ¥8,961 million.

March 31, 2006

*1. Authorized stock:

common stock	1,100 million shares

Outstanding stock

common stock	296,566,949 shares

(includes Treasury stock (common stock) of 10,692,033)

*2. Notes related to subsidiaries and associated companies:

Principal assets and liabilities with subsidiaries and associated companies other than accounts presented separately are as follows:

Notes receivable-trade	¥37 mil.
Accounts receivable-trade	¥21,202 mil.
Short-term loans receivable	¥4,735 mil.
Accounts payable-other	¥4,213 mil.
Deposits received	¥6,520 mil.

3. Contingent liabilities:

The Company cosigns the following liabilities:

Warrantee	Item	Yen (mil.)
Employees	Housing loans	119
Eisai Machinery GmbH	Advance receipts and others from customers	142 (998 thousand Euro)

Notes: Among the above guarantee liabilities, those denominated in foreign currencies are translated into yen, using the exchange rate at the balance sheet date.

*4. 412 million yen was deducted from acquisition costs of property, plant and equipment at the balance sheet date due to government subsidies. Details of reduction entries are as follows:

Buildings	¥0 mil.
Structures	¥19 mil.
Machinery and equipment	¥166 mil.
Tools, furniture and fixtures	¥226 mil.

*5. Restrictions on dividends:

Net asset increased by valuation of assets, which is provided in Article 124, Item3 of the Commercial Enforcement Regulations, was ¥19,779 million.

NOTES TO NON-CONSOLIDATED STATEMENTS OF INCOME

April 1, 2004 - March 31, 2005	April 1, 2005 - March 31, 2006
*1.Total research and development expenses included in general and administrative expenses and manufacturing expenses for the period were ¥77,128 million. The research and development cost includes the following: Retirement benefit costs ¥2,407 mil. Depreciation expenses ¥4,579 mil. *2. Principal intercompany transaction: Sales ¥67,940 mil. Rent income ¥407 mil. *3. Principal gain on sales of fixed assets: Land ¥178 mil. *4. Principal loss on disposal of fixed assets: Buildings ¥269 mil. Machinery and equipment ¥121 mil. Tools, furniture and fixtures ¥108 mil. *5. Loss on litigation consists of the loss on litigation of patent infringement, additional expenses associated with the civil settlements on vitamin E sale and others.	*1.Total research and development expenses included in general and administrative expenses and manufacturing expenses for the period were ¥92,851 million. The research and development cost includes the following: Retirement benefit costs ¥1,738 mil. Depreciation expenses ¥5,308 mil. *2. Principal intercompany transaction: Sales ¥74,066 mil. Rent income ¥415 mil. *3. Principal gain on sales of fixed assets: Land ¥50 mil. *4. Principal loss on disposal of fixed assets: Buildings ¥357 mil. Machinery and equipment ¥155 mil. Tools, furniture and fixtures ¥85 mil. *5. ―――――

5. LEASE TRANSACTIONS

<table>
<tr><th>The 93rd Period
April 1, 2004 - March 31, 2005</th><th>The 94th Period
April 1, 2005 - March 31, 2006</th></tr>
<tr><td>
1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee:

1) Acquisition cost, accumulated depreciation and net leased property: (Millions of Yen)
<table>
<tr><th></th><th>Acquisition cost</th><th>Accumulated depreciation</th><th>Net leased property</th></tr>
<tr><td>Vehicles and delivery equipment</td><td>¥54</td><td>¥25</td><td>¥28</td></tr>
<tr><td>Tools, furniture and fixtures</td><td>1,446</td><td>940</td><td>505</td></tr>
<tr><td>Software</td><td>142</td><td>86</td><td>55</td></tr>
<tr><td>Total</td><td>¥1,642</td><td>¥1,052</td><td>¥590</td></tr>
</table>
2) Obligation under financial leases:
Due within one year ¥326 mil.
Due over one year ¥274 mil.
Total ¥601 mil.

3) Actual lease payments, depreciation expense, interest expense:

Actual lease payments ¥695 mil.
Depreciation expense equivalent ¥662 mil.
Interest expense equivalent ¥19 mil.

4) Calculation method for depreciation expense for leased assets:
Depreciation expense for leased assets is computed using the straight-line method over the estimated useful life of the leased assets.

5) Calculation method for interest expense for leased assets:
Interest expense for leased assets is computed using the interest method based on the differences between the lease fees and the respective acquisition cost of the assets which are considered to be interest-bearing.

2. Operating Leases:
Obligation
Due within one year ¥ –
Due over one year ¥ –
Total ¥ –
</td><td>
1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee:

1) Acquisition cost, accumulated depreciation, accumulated loss on impairment of long-lived assets, and net leased property:
(Millions of Yen)
<table>
<tr><th></th><th>Acquisition cost</th><th>Accumulated depreciation</th><th>Net leased property</th></tr>
<tr><td>Vehicles and delivery equipment</td><td>¥67</td><td>¥29</td><td>¥38</td></tr>
<tr><td>Tools, furniture and fixtures</td><td>2,645</td><td>783</td><td>1,862</td></tr>
<tr><td>Software</td><td>142</td><td>114</td><td>27</td></tr>
<tr><td>Total</td><td>¥2,855</td><td>¥927</td><td>¥1,927</td></tr>
</table>
2) Obligation under financial leases:
Due within one year ¥800 mil.
Due over one year ¥1,153 mil.
Total ¥1,954 mil.

3) Actual lease payments, reversal of impairment of leased property, depreciation expense, interest expense, and loss on impairment of long-lived assets:

Actual lease payments ¥804 mil.
Depreciation expense equivalent ¥763 mil.
Interest expense equivalent ¥56 mil.

4) Calculation method for depreciation expense for leased assets:
Same as at the left.

5) Calculation method for interest expense for leased assets:
Same as at the left.

2. Operating Leases:
Obligation
Due within one year ¥ –
Due over one year ¥ –
Total ¥ –

(Loss on impairment of long-lived assets)
None
</td></tr>
</table>

6. SECURITIES

Market value of investment in subsidiaries and associated companies

The 93rd Period (March 31, 2005) (Millions of Yen)

Type	Carrying amount	Market value	Difference
Subsidiary	4,279	3,778	(500)

The 94th Period (March 31, 2006) (Millions of Yen)

Type	Carrying amount	Market value	Difference
Subsidiary	4,279	3,788	(491)

7. INCOME TAXES

The 93rd Period, April 1, 2004 - March 31, 2005

1. Details of principal deferred tax assets and liabilities

(1) Deferred tax assets (Current assets):

	(Millions of Yen)
Uncollected entrusted contract research	¥11,359
Accrued bonuses	3,268
Accrued enterprise tax	1,397
Other	2,572
Sub-total	¥18,598
Less valuation allowance	(¥2,721)
Deferred tax assets total	¥15,876

(2) Deferred tax assets (Fixed assets):

	(Millions of Yen)
Liability for retirement benefits	¥20,212
Investment impairments in subsidiaries	3,267
Deferred assets for income tax purposes	3,154
Depreciation	1,177
Other	2,256
Sub-total	¥30,067
Less valuation allowance	(¥4,025)
Deferred tax assets total	¥26,041
Deferred tax liabilities	
Net unrealized (gain) on available-for-sale securities	(¥6,210)
Retained earnings for reduction of fixed assets costs	(85)
Deferred tax liabilities total	(¥6,295)
Net deferred tax assets	¥19,746

The 94th Period, April 1, 2005 - March 31, 2006

1. Details of principal deferred tax assets and liabilities

(1) Deferred tax assets (Current assets):

	(Millions of Yen)
Entrusted R&D expenses	¥9,134
Accrued bonuses	3,173
Accrued enterprise tax	1,599
Other	2,441
Sub-total	¥16,348
Less valuation allowance	(¥2,392)
Deferred tax assets total	¥13,956

(2) Deferred tax assets (Fixed assets):

	(Millions of Yen)
Liability for retirement benefits	¥22,155
Entrusted R&D expenses	9,518
Investment impairments in subsidiaries	3,375
Deferred assets for income tax purposes	4,709
Depreciation	1,206
Other	1,308
Sub-total	¥42,272
Less valuation allowance	(¥3,986)
Deferred tax assets total	¥38,285
Deferred tax liabilities	
Net unrealized (gain) on available-for-sale securities	(¥13,727)
Retained earnings for reduction of fixed assets costs	(84)
Deferred tax liabilities total	(¥13,812)
Net deferred tax assets	¥24,473

2. Reconciliation between the effective income tax rate of the Company and the statutory tax rate:		2. Reconciliation between the effective income tax rate of the Company and the statutory tax rate:	
	(%)		(%)
Statutory tax rate of the Company	41.0	Statutory tax rate of the Company	41.0
(Reconciliation)		(Reconciliation)	
Expenses not permanently deductible for income tax purposes, such as entertainment expense	2.1	Expenses not permanently deductible for income tax purposes, such as entertainment expense	2.1
Income not permanently taxable for income tax purposes, such as dividend income	(0.2)	Income not permanently taxable for income tax purposes, such as dividend income	(0.2)
Tax credit for experiment and research expenses	(7.2)	Tax credit for experiment and research expenses	(7.7)
Tax credit on IT investment	(0.3)	Tax credit on IT investment	(0.3)
Valuation allowance	1.0	Valuation allowance	(0.6)
Other	(0.6)	Other	(0.5)
Effective income tax rates	35.8	Effective income tax rates	33.8

8. THE PREMISE OF A GOING CONCERN

There were no events or conditions that might be indicative of significant doubt of the entity's ability to continue as a going concern in the previous and present periods.

9. ASSETS, EARNINGS PER SHARE

The 93rd Period April 1, 2004 - March 31, 2005		The 94th Period April 1, 2005 - March 31, 2006	
Equity value per share	¥1,510.69	Equity value per share	¥1,627.33
Earnings per share	¥151.56	Earnings per share	¥ 153.56
Fully diluted earnings per share	¥151.51	Fully diluted earnings per share	¥ 153.39

Note: The basis of the report of net earnings per share and fully diluted earning per share are as follows:

	The 93rd Period April 1, 2004 - March 31, 2005	The 94th Period April 1, 2005 - March 31, 2006
Net earnings per share		
Net income (mil. yen)	43,498	43,890
Amount not attributed to common share (mil. yen)	–	–
Net income on common shares (mil. yen)	43, 498	43,890
Average number of common shares outstanding (thousand shares)	287,006	285,817
Fully diluted earnings per share		
Increased number of common shares (thousand shares)	85	316
[New share subscription rights] (thousand shares)	(32)	(97)
[Pre-emptive rights] (thousand shares)	(52)	(218)
Diluted securities with no dilutive effects, which were not included in fully diluted net earnings per share.	————	————

10-1) NON-CONSOLIDATED STATEMENTS OF INCOME

Fourth Quarter of FY2004 and FY2005 (three months ended on March 31) (for reference)

Account Title	January 1, 2005 - March 31 2005 (Millions of Yen)		(%)	January 1, 2006 - March 31 2006 (Millions of Yen)		(%)	Increase/ Decrease (Millions of Yen)
Net sales		¥73,369	100.0		¥77,728	100.0	¥4,358
Cost of sales		17,745	24.2		17,906	23.0	160
Gross profit		55,624	75.8		59,822	77.0	4,198
Reversal of reserve for sales returns		(51)	(0.1)		(16)	(0.0)	34
Gross profit		55,675	75.9		59,839	77.0	4,163
Selling, general and administrative expenses							
Research and development expenses	21,303		[29.0]	26,821		[34.5]	
Selling, general and administrative expenses	20,531	41,834	57.0	24,447	51,269	66.0	9,434
Operating income		13,840	18.9		8,569	11.0	(5,271)
Non-operating income		555	0.8		463	0.6	(92)
Non-operating expenses		119	0.2		(34)	(0.1)	(153)
Ordinary income		14,277	19.5		9,067	11.7	(5,209)
Special gain		(24)	(0.0)		9	0.0	34
Special loss		693	1.0		944	1.2	250
Income before income taxes		13,558	18.5		8,133	10.5	(5,425)
Income taxes-current	7,586			8,717			
Income taxes-deferred	(2,563)	5,022	6.9	(6,958)	1,758	2.3	(3,263)
Net income		¥8,535	11.6		¥6,374	8.2	(¥2,161)

10-2) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
Fourth Quarter of FY2004 and FY2005 (three months ended on March 31) (for reference)

	Jan. 1, 2005- Mar. 31, 2005	Jan. 1, 2006- Mar. 31, 2006	Increase/ Decrease
Account Title	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
I. Operating cash flows			
Income before income taxes	¥13,558	¥8,133	
Depreciation	4,405	4,422	
Increase in allowance for doubtful receivables/accounts	88	79	
Interest income/interest on securities, and dividend income	(168)	(117)	
Interest expenses	10	12	
Loss on sales and disposal of fixed assets	251	355	
Retirement benefit costs	1,953	1,294	
Loss on sales of securities	1	–	
Loss on impairment of securities	1	1	
Decrease in trade receivables	7,618	11,147	
Decrease in inventories	(1,692)	(1,596)	
Increase (Decrease) in trade payables	(1,069)	358	
Increase in other current liabilities	4,479	2,950	
Decrease in reserve for sales rebates	(84)	–	
Other	(3,197)	(1,173)	
Sub-total	26,156	25,868	(287)
Interest and dividends received	182	132	
Interest paid	(10)	(12)	
Contribution to employee retirement benefit trust	(20,000)	–	
Income tax paid	(101)	(119)	
Net cash provided by operating activities	6,225	25,869	19,643
II. Investing cash flows			
Proceeds from sales and maturities of short-term investments	3,600	505	
Purchases of property, plant and equipment	(2,472)	(1,391)	
Proceeds from sales of property, plant and equipment	(17)	76	
Purchases of intangible assets	(4,883)	(7,630)	
Purchases of investment securities	(5,501)	(12,302)	
Proceeds from sales and redemptions of investment securities	5	5,955	
Investments in subsidiaries and associated companies	(487)	(86)	
Other	4,353	13,436	
Net cash used in investing activities	(5,403)	(1,437)	3,966
III. Financing cash flows	0	120	119
IV. Foreign currency translation adjustments on cash and cash equivalents	0	(0)	(0)
V. Net increase (decrease) in cash and cash equivalents	823	24,552	23,728
VI. Cash and cash equivalents at beginning of period	78,685	75,954	(2,731)
VII. Cash and cash equivalents at end of period	¥79,509	¥100,507	¥20,997

11. PROPOSED CHANGES OF CORPORATE OFFICERS (effective as of June 23, 2006)

1. Change of Representative Officer

There is no change.

2. Change of Corporate Officers

(1) Candidates for New Board Members

Tetsushi Ogawa	currently Executive Director, Board of Directors Secretariat, to be appointed as Board Member
Ko-Yung Tung	currently Senior Counsel, Morrison & Foerster LLP, to be appointed as Outside Board Member
Shinji Hatta	currently Professor, Graduate School of Professional Accountancy, Aoyama Gakuin University, to be appointed as Outside Board Member

(2) Expected Resignation of Board Members

Hiromasa Nakai	currently Director, to be appointed as Senior Advisor
Stuart Meiklejohn	currently Outside Board Member
Mitsuo Minami	currently Outside Board Member

(3) Candidates for New Executive Officers

Hajime Shimizu	currently Chairman & CEO, Eisai Inc., President, Eisai Corporation of North America, to be appointed as Vice President
Seiichi Kobayashi	*currently Executive Director, Discovery and Development Research* Headquarters of Japan, to be appointed as Vice President
Akira Fujiyoshi	currently senior Director, IR Group, Corporate Communications Department, to be appointed as Vice President

(4) Expected Promotion of Executive Officers

Yoji Takaoka	currently Senior Vice President, Corporate Regulatory Compliance, Quality Assurance, to be appointed as Executive Vice President
Kenji Toda	currently Vice President, Corporate Regulatory Compliance, Quality Assurance, to be appointed as Senior Vice President

(5) Expected Resignation of Executive Officers

Matsuo Ohara	currently, Senior Vice President, to be appointed as Corporate Advisor

3. List of Board Members

Haruo Naito	currently Board Member, President and Chief Executive Officer (CEO), to be appointed as Board Member, President and CEO

Tadashi Temmyo	currently Board Member, to be appointed as Board Member
Shintaro Kataoka	currently Board Member, to be appointed as Board Member
Tetsushi Ogawa	currently Executive Director, Board of Directors Secretariat, to be appointed as Board Member
Tadashi Kurachi	currently Board Member and Chair, to be appointed as Board Member and Chair
Naoto Nakamura	currently Board Member, to be appointed as Board Member
Ikujiro Nonaka	currently Board Member, to be appointed as Board Member
Tadahiro Yoshida	currently Board Member, to be appointed as Board Member
Yoshiyuki Kishimoto	currently Board Member, to be appointed as Board Member
Ko-Yung Tung	currently Senior Counsel, Morrison & Foerster LLP, to be appointed as Board Member
Shinji Hatta	currently Professor, Graduate School of Professional Accountancy, Aoyama Gakuin University, to be appointed as Board Member

Note: Tadashi Kurachi, Naoto Nakamura, Ikujiro Nonaka, Tadahiro Yoshida, Yoshiyuki Kishimoto, Ko-Yung Tung, and Shinji Hatta are candidates who meet the requirements of an Outside Director set forth in the Commercial Code of Japan.

4. List of Executive Officers

Haruo Naito	currently Representative Executive Officer and President and Chief Executive Officer (CEO), to be appointed as Representative Executive Officer and President and CEO
Soichi Matsuno	currently Representative Executive Officer and Deputy President, to be appointed as Representative Executive Officer and Deputy President
Hideaki Matsui	currently Representative Executive Officer and Executive Vice President, Management Affairs, Human Resources to be appointed as Representative Executive Officer and Executive Vice President
Makoto Shiina	currently Executive Vice President, Strategy, to be appointed as Executive Vice President
Yoji Takaoka	currently Senior Vice President, Corporate Regulatory Compliance and Quality Assurance, to be appointed as Executive Vice President
Jiro Hasegawa	currently Senior Vice President, Global Clinical Research, to be appointed as Senior Vice President
Nobuo Deguchi	currently Senior Vice President, Internal Control, Business Ethics, Legal Affairs, Intellectual Property, to be appointed as Senior Vice President
Toshio Arai	currently Senior Vice President, Production and Logistics, to be appointed as Senior Vice President
Kentaro Yoshimatsu	currently Senior Vice President, Research and Development, President

	of Eisai R&D Management Co. Ltd., to be appointed as Senior Vice President
Kenji Toda	currently Vice President, Corporate Regulatory Compliance and Quality Assurance, to be appointed as Senior Vice President
Hiroyuki Mitsui	currently Vice President, Corporate Communications, Investor Relations, General Affairs, Environmental Safety Affairs, to be appointed as Vice President
Norio Kano	currently Vice President, Corporate Regulatory Compliance and Quality Assurance, to be appointed as Vice President
Yukio Akada	currently Vice President, Corporate Planning and Information System, to be appointed as Vice President
Hideshi Honda	currently Vice President, Consumer Health Product, to be appointed as Vice President
Hisashi Tanaka	currently Vice President, Clinical Research, Japan, to be appointed as Vice President
Hajime Shimizu	currently Chairman & CEO, Eisai Inc., President, Eisai Corporation of North America, to be appointed as Vice President
Yutaka Tuchiya	currently Vice President, President of Eisai Europe Limited, to be appointed as Vice President
Noboru Naoe	currently Vice President, Prescription Drug, Japan, to be appointed as Vice President
Hideki Hayashi	currently Vice President, Business Development, to be appointed as Vice President
Yasushi Okada	currently Vice President, Prescription Drug, Japan, to be appointed as Vice President
Seiichi Kobayashi	currently Executive Director, Discovery and Development Research Headquarters of Japan, to be appointed as Vice President
Akira Fujiyoshi	currently Senior Director, IR Group, Corporate Communications Department, to be appointed as Vice President

Note: Haruo Naito, President and CEO (Representative Executive Officer), will serve as Board Member.

5. Proposed Candidates of Nomination, Audit and Compensation Committees Members

(1) Nomination Committee

Chair:	Ikujiro Nonaka
Members:	Tadahiro Yoshida
	Ko-Yung Tung

(2) Audit Committee

Chair:	Shinji Hatta
Members:	Naoto Nakamura
	Yoshiyuki Kishimoto
	Tadashi Temmyo
	Shintaro Kataoka

(3) Compensation Committee

Chair:	Tadahiro Yoshida
Members:	Ikujiro Nonaka
	Ko-Yung Tung

6. Career of Candidates for New Outside board Members

Name:	Ko-Yung Tung	
Date of Birth:	February 20, 1947 (age 59)	
Career:	Feb. 1973	Associate, Debevoise & Plimpton
	Jul. 1976	Founder & Partner, Tung, Drabkin & Boynton
	Jul. 1985	Partner, O'Melveny& Myers LLP
	Dec. 1999	Vice President and General Counsel, The World Bank
	Apr. 2000	Secretary-General, International Centre for Settlement of Investment Disputes
	May 2005	Senior Counsel, Morrison & Foerster LLP (Current)

Name:	Shinji Hatta,	
Date of Birth:	August 3, 1949 (age 56)	
Career:	Apr. 1987	Associate Professor, School of Commerce and Economics, Toyama Women's College
	Apr. 1994	Professor, Faculty of Economics, Surugadai University
	Apr. 2001	Professor, School of Business, Aoyama Gakuin University
	Apr. 2005	Professor, Graduate School of Professional Accountancy, Aoyama Gakuin University (Current)

Securities Code: 4523

2006.3

Reference Data

Fiscal Year Ended March 31, 2006

May 16, 2006

Eisai Co., Ltd.

For Inquiry:
Corporate Communications Department
TEL 81-3-3817-5120 FAX 81-3-3811-3077

http://www.eisai.co.jp/eir/

Contents

Page

I. Consolidated Financial Highlights 1
II. Consolidated Statements of Income 2
III. Consolidated Balance Sheet 8
IV. Consolidated Statements of Cash Flows 12
V. Consolidated Subsidiaries and Associated Companies 13
VI. Financial Trend 15
VII. Non-Consolidated Financial Highlights 16
VIII. Changes in Quarterly Results 23
IX. Major R&D Pipeline Candidates 29
X. Major Events 32

* All amounts are rounded to their nearest specified unit.
* Currency exchange rate utilized in the reference data are noted in the table below.
* All amounts of overseas profit and loss are calculated into yen values based upon the average exchange rate in the account term shown in the table below.

Currency Exchange Rates

	US (¥/US$)	EU (¥/EURO)	UK (¥/£)
(Apr. 2002 - Mar. 2003) Fiscal Year Average Rate	121.95	121.04	188.41
(Mar. 31, 2003) Fiscal Year End Rate	120.20	129.83	189.45
(Apr. 2003 - Mar. 2004) Fiscal Year Average Rate	113.07	132.60	191.00
(Mar. 31, 2004) Fiscal Year End Rate	105.69	128.88	193.09
(Apr. 2004 - Mar. 2005) Fiscal Year Average Rate	107.54	135.18	198.38
(Mar. 31, 2005) Fiscal Year End Rate	107.39	138.87	202.03
(Apr. 2005 - Mar. 2006) Fiscal Year Average Rate	113.31	137.85	202.16
(Mar. 31, 2006) Fiscal Year End Rate	117.47	142.81	205.16
Fiscal Year Ending March 31, 2007 Forecast Rate	110.00	135.00	200.00

Projected Statements and Risk Factors
Materials and information provided in this Reference Data may contain "projected statements" based on current expectations, forecasts, estimates, business goals and assumptions that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations.
Risks associated with our business include, but are not limited to, risks related to strategic alliances with partners, challenges arising out of global expansion, uncertainties in new drug development, healthcare cost-containment measures, intensified competition as well as lawsuits with generic drugs, intellectual property, possible incidence of adverse events, compliance with laws and regulations, litigations, closure or shutdown of factories, safety issues of raw materials used, environmental issues, conditions of financial markets and foreign exchange fluctuations, IT security-related risks, information management risks and outsourcing risks.
Please refer "Forecast and risk factors" section of "EISAI CO., LTD. AND CONSOLIDATED SUBSIDIARIES ANNUAL FINANCIAL REPORT RELEASE" for detail.

May 16, 2006/Eisai Co., Ltd.

I. Consolidated Financial Highlights

1. Statements of Income Data

(billions of yen)

Years Ended/Ending March 31	2003	2004	2005	**2006**	Chg %	2007 (e)
Net sales	466.6	500.2	533.0	**601.3**	112.8	640.0
Cost of sales	102.6	97.2	98.5	**104.5**	106.1	110.0
R&D expenses	59.7	69.0	78.3	**93.2**	119.1	105.0
SG&A expenses	228.4	250.9	269.4	**307.8**	114.3	324.0
Operating income	75.9	83.1	86.8	**95.7**	110.2	101.0
Ordinary income	76.1	83.4	89.1	**100.0**	112.3	104.0
Net income	41.0	50.1	55.5	**63.4**	114.2	67.0
					(Inc./Dec.)	
Earnings Per Share (EPS, yen)	141.2	172.1	193.4	**221.9**	28.5	234.4
Dividend On Equity (DOE, %)	2.5	2.6	3.7	**5.3**	1.6	-
Dividends Payout Ratio (DPR, %)	22.7	20.9	29.0	**40.6**	11.6	-
Cash Dividends Per Share (yen)	32.0	36.0	56.0	**90.0**	34.0	110.0

* "Cost of sales" includes "(Reversal of) Provision for sales returns".

2. Balance Sheet Data

(billions of yen)

March 31	2003	2004	2005	**2006**	Inc./ Dec
Total assets	591.7	615.8	662.7	**747.2**	84.5
Shareholders' equity	388.2	419.5	459.6	**519.2**	59.6
Shareholders' Equity Ratio (%)	65.6%	68.1%	69.4%	**69.5%**	0.1%

3. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	2003	2004	2005	**2006**	Inc./ Dec.	2007 (e)
Capital expenditures	21.9	28.7	49.0	**37.0**	(12.0)	35.0
Property, plant and equipment	17.4	25.4	21.7	**21.0**	(0.8)	27.0
Intangible assets	4.5	3.3	27.3	**16.1**	(11.2)	8.0
Depreciation/Amortization	18.0	18.5	22.4	**25.0**	2.6	27.0

* "Depreciation/Amortization" value represents depreciation for "Property, plant and equipment" and amortization for "Intangible assets".

4. Statements of Cash Flows Data

(billions of yen)

Years Ended March 31	2003	2004	2005	**2006**	Inc./ Dec.
Operating cash flows	57.6	72.7	49.2	**87.1**	37.9
Net cash used in investing activities	(27.7)	(27.3)	(37.5)	**(29.5)**	8.0
Net cash used in financing activities	(19.8)	(21.4)	(16.7)	**(21.8)**	(5.1)
Cash and cash equivalents at end of fiscal year	127.3	146.1	142.4	**183.3**	40.8
Free cash flows	31.1	48.9	10.5	**43.6**	33.1

* "Free cash flows" = "Operating cash flows" - ("Capital expenditures" + "Other revenue/payment for continuous activities")

II. Consolidated Statements of Income

1. Consolidated Statements of Income

(billions of yen)

Years Ended March 31	2005	Sales %	2006	Sales %	Chg %	Inc./Dec
Net sales	533.0	100.0	**601.3**	100.0	112.8	68.2
Cost of sales	98.6	18.5	**104.5**	17.4	106.0	5.9
Reversal of provision for sales returns	(0.1)	(0.0)	**(0.0)**	(0.0)	-	0.1
Gross profit	434.5	81.5	**496.7**	82.6	114.3	62.2
R&D expenses	78.3	14.7	**93.2**	15.5	119.1	14.9
SG&A expenses	269.4	50.5	**307.8**	51.2	114.3	38.4
Operating income	86.8	16.3	**95.7**	15.9	110.2	8.9
Non-operating income:						
Interest and dividend income	2.1		**3.9**			1.8
Foreign exchange gain	0.0		**0.6**			0.5
Other non-operating income	0.7		**0.5**			(0.2)
Total non-operating income	2.9	0.5	**5.0**	0.8	171.9	2.1
Non-operating expenses:						
Interest expenses	0.1		**0.1**			0.0
Other non-operating expenses	0.6		**0.6**			0.0
Total non-operating expense	0.6	0.1	**0.7**	0.1	110.0	0.1
Ordinary income	89.1	16.7	**100.0**	16.6	112.3	10.9
Special gain:						
Gain on sales of investment securities	1.2		**0.0**			(1.2)
Other special gain	0.3		**0.2**			(0.1)
Total special gain	1.4	0.3	**0.2**	0.1	14.2	(1.2)
Special loss:						
Loss on disposal of fixed assets	0.7		**0.8**			0.2
Loss on impairment of long-lived assets	-		**0.2**			0.2
Nonrecurring amortization for intangible assets	-		**2.6**			2.6
Other special loss	2.2		**0.5**			(1.7)
Total special loss	2.9	0.6	**4.1**	0.7	144.4	1.3
Income before income taxes and minority interests	87.7	16.4	**96.1**	16.0	109.6	8.4
Income taxes-current	41.8	7.8	**47.1**	7.9	112.9	5.4
Income taxes-deferred	(10.0)	(1.8)	**(14.9)**	(2.5)		(5.0)
Minority interests in income	0.3	0.0	**0.4**	0.1		0.1
Net income	55.5	10.4	**63.4**	10.5	114.2	7.9

<Explanation>

Net sales
<Increase Factor(s)>
Sales increase of *Aricept* and *Aciphex/Pariet*

R&D expenses
<Increase Factor(s)>
Clinical development

Amortization for intangible assets
<Increase Factor(s)>
Partial amortization of sales rights in U.S.

2. Business Segment Information

2-1 Consolidated Net Sales by Business Segment

(billions of yen)

Years Ended March 31	2003	2004	2005	**2006**
Net sales to customers	466.6	500.2	533.0	**601.3**
Pharmaceuticals	441.7	476.8	511.0	**579.8**
In-house developed products (%)	89.3%	90.8%	89.1%	**88.8%**
Japan	228.0	239.8	247.7	**265.4**
North America	178.4	193.5	213.5	**252.1**
Europe	26.1	33.6	37.9	**44.6**
Asia and others	9.1	9.9	11.9	**17.6**
Others segment	24.9	23.4	22.0	**21.4**
Japan	22.6	21.2	20.6	**19.6**
Overseas	2.3	2.2	1.5	**1.8**

* Major areas and countries included in each category:
1. North America: The U.S. and Canada
2. Europe: The United Kingdom, France, Germany, etc.
3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc. (excluding Japan)

2-2 Consolidated Operating Income by Business Segment

(billions of yen)

Years Ended March 31	2003	2004	2005	**2006**
Operating income	75.9	83.1	86.8	**95.7**
Pharmaceuticals	77.7	84.6	88.4	**98.4**
Others	0.7	1.4	2.0	**2.4**
Eliminations and corporate	(2.5)	(3.0)	(3.6)	**(5.0)**

3. Geographical Segment Information

3-1 Consolidated Net Sales by Geographical Segment

(billions of yen)

Years Ended March 31	2003	2004	2005	**2006**
Net sales to customers	466.6	500.2	533.0	**601.3**
Japan	250.6	260.9	268.3	**285.1**
North America	179.5	194.5	214.5	**253.1**
Europe	27.3	34.8	38.3	**45.5**
Asia and others	9.1	9.9	11.9	**17.6**
Overseas sales	216.0	239.2	264.7	**316.2**
Overseas sales (%)	46.3%	47.8%	49.7%	**52.6%**

3-2 Consolidated Operating Income by Geographical Segment

(billions of yen)

Years Ended March 31	2003	2004	2005	**2006**
Operating income	75.9	83.1	86.8	**95.7**
Japan	70.2	71.9	74.4	**74.2**
North America	5.7	10.9	11.4	**22.5**
Europe	2.4	3.4	3.5	**4.6**
Asia and others	1.7	1.8	2.1	**2.8**
Eliminations and corporate	(4.1)	(5.0)	(4.5)	**(8.4)**

4. Overseas Sales

(billions of yen)

Years Ended March 31	2003	2004	2005	**2006**
Net sales	466.6	500.2	533.0	**601.3**
Overseas sales	233.5	262.3	288.1	**343.9**
North America	185.9	202.3	222.8	**262.3**
Europe	36.0	47.9	51.2	**61.7**
Asia and others	11.6	12.0	14.1	**19.9**
Overseas sales (%)	50.0%	52.4%	54.1%	**57.2%**

* Major areas and countries included in each category:
1. North America: The U.S. and Canada
2. Europe: The United Kingdom, France, Germany, etc.
3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc. (excluding Japan)

5. Global Product Sales (Eisai Territory Sales)

5-1 *ARICEPT* Sales by Geographical Area

Years Ended March 31 / Area	Currency	2003	2004	2005	2006
Japan	Yen Billions	21.9	28.4	35.1	**42.3**
U.S.	Yen Billions	74.5	87.9	97.6	**119.9**
	[US$ Millions]	[611]	[777]	[907]	**[1,058]**
U.K.	Yen Billions	0.9	1.0	1.0	**1.1**
	[UK£ Millions]	[5]	[5]	[5]	**[5]**
France	Yen Billions	11.3	15.5	19.1	**21.0**
	[Euro Millions]	[93]	[117]	[141]	**[153]**
Germany	Yen Billions	4.4	6.2	7.1	**7.8**
	[Euro Millions]	[37]	[47]	[53]	**[57]**
Europe total	Yen Billions	16.6	22.8	27.2	**29.9**
Asia	Yen Billions	2.3	2.5	2.9	**4.4**
Total	Yen Billions	115.3	141.6	162.9	**196.5**

* Sales forecast for the year ending March 2007 is ¥226.0 billion.

5-2 *ACIPHEX/PARIET* Sales by Geographical Area

Years Ended March 31 / Area	Currency	2003	2004	2005	2006
Japan	Yen Billions	5.8	14.6	19.4	**27.6**
U.S.	Yen Billions	103.8	105.5	104.1	**114.3**
	[US$ Millions]	[851]	[933]	[968]	**[1,009]**
U.K.	Yen Billions	5.6	6.2	5.5	**5.1**
	[UK£ Millions]	[30]	[33]	[28]	**[25]**
Germany	Yen Billions	0.9	1.1	1.2	**1.4**
	[Euro Millions]	[7]	[8]	[9]	**[10]**
Italy	Yen Billions	-	-	-	**2.5**
	[Euro Millions]	[-]	[-]	[-]	**[18]**
Europe total	Yen Billions	6.5	7.3	6.8	**9.0**
Asia	Yen Billions	1.3	1.6	2.1	**3.5**
Total	Yen Billions	117.4	129.0	132.3	**154.5**

* Sales in Italy indicate intermediate sales to Janssen in Italy.
* Sales forecast for the year ending March 2007 is ¥158.0 billion.

5-3 *ZONEGRAN* Sales by Geographical Area

Years Ended March 31 / Area	Currency	2003	2004	2005	2006
U.S.	¥ Billions	-	-	11.1	**12.7**
	[US $ Millions]	[-]	[-]	[104]	**[112]**
Europe, Asia	¥ Billions	–	–	0.0	**0.5**
Total	¥ Billions	–	–	11.1	**13.1**

* *Initiated shipping in U.K, Germany and France etc. from the year ended March 2006.*
* Sales forecast for the year ending March 2007 is ¥5.0 billion.

<Reference> [Non-consolidated]

Eisai Inc.(U.S.)/Pharmaceutical Sales, Production

Years Ended March 31		2003	2004	2005	2006
Net revenue	Yen Billions	181.7	196.1	215.2	**254.7**
	[US $ Millions]	[1,490]	[1,734]	[2,001]	**[2,248]**
Operating income	Yen Billions	6.3	10.0	10.3	**18.6**
	[US $ Millions]	[52]	[88]	[96]	**[164]**
Net income	Yen Billions	3.9	6.0	6.6	**13.0**
	[US $ Millions]	[32]	[53]	[62]	**[115]**
Operating income before royalty deduction	Yen Billions	27.0	34.1	43.2	**54.2**
	[US $ Millions]	[222]	[301]	[402]	**[479]**

Eisai China Inc. (China)/Pharmaceutical Sales, Production

Years Ended March 31		2003	2004	2005	2006
Net sales	Yen Billions	3.3	3.8	4.8	**6.6**
	[Chinese RMB Millions]	[221]	[273]	[364]	**[490]**
Operating income	Yen Billions	0.9	1.0	1.0	**1.3**
	[Chinese RMB Millions]	[61]	[68]	[78]	**[97]**
Net income	Yen Billions	0.8	0.8	0.9	**1.3**
	[Chinese RMB Millions]	[56]	[59]	[72]	**[95]**

* Fiscal year of Eisai China Inc. ends on December 31.
* Average rate of Japanese yen to Chinese RMB

January 1 to December 31, 2002	15.14 yen/Chinese RMB
January 1 to December 31, 2003	14.01 yen/Chinese RMB
January 1 to December 31, 2004	13.07 yen/Chinese RMB
January 1 to December 31, 2005	13.45 yen/Chinese RMB

Eisai Korea Inc. (Korea)/Pharmaceutical Sales

Years Ended March 31		2003	2004	2005	2006
Net sales	Yen Billions	2.0	2.3	2.7	**5.4**
	[Korean Won Billions]	[20]	[24]	[28]	**[48]**
Operating income	Yen Billions	0.2	0.3	0.4	**0.6**
	[Korean Won Billions]	[2]	[3]	[4]	**[5]**
Net income	Yen Billions	0.2	0.2	0.3	**0.3**
	[Korean Won Billions]	[2]	[2]	[3]	**[3]**

* Average rate of Japanese yen to Korean won

April 1, 2002 to March 31, 2003	0.1002 yen/Korean won
April 1, 2003 to March 31, 2004	0.0959 yen/Korean won
April 1, 2004 to March 31, 2005	0.0977 yen/Korean won
April 1, 2005 to March 31, 2006	0.1126 yen/Korean won

6. SG&A Expenses (Including R&D Expenses)

6-1 R&D Expenses

(billions of yen)

Years Ended/Ending March 31	2003	2004	2005	**2006**	2007 (e)
Net sales	466.6	500.2	533.0	**601.3**	640.0
R&D expenses	59.7	69.0	78.3	**93.2**	105.0
Ratio of R&D expenses to net sales (%)	12.8%	13.8%	14.7%	**15.5%**	16.4%

6-2 SG&A Expenses

(billions of yen)

Years Ended/Ending March 31	2003	2004	2005	**2006**	2007 (e)
Net sales	466.6	500.2	533.0	**601.3**	640.0
SG&A expenses	228.4	250.9	269.4	**307.8**	324.0
Personnel expenses	55.7	58.9	60.8	**64.5**	-
Marketing expenses	147.4	161.9	171.9	**198.2**	-
Administrative expenses and others	25.4	30.1	36.6	**45.1**	-
Ratio of SG&A expenses to net sales (%)	48.9%	50.2%	50.5%	**51.2%**	50.6%

6-3 SG&A Expenses (Including R&D Expenses)

(billions of yen)

Years Ended/Ending March 31	2003	2004	2005	**2006**	2007 (e)
Net sales	466.6	500.2	533.0	**601.3**	640.0
SG&A expenses (including R&D expenses)	288.1	319.9	347.7	**401.0**	429.0
Ratio of SG&A expenses including R&D expenses to net sales (%)	61.7%	64.0%	65.2%	**66.7%**	67.0%

7. Personnel Information

(persons)

March 31	2003	2004	2005	**2006**	2007 (e)
Japan	5,162	5,055	4,993	**5,144**	-
U.S.	1,002	1,225	1,537	**1,787**	-
Europe	416	452	503	**650**	-
Asia	853	968	1,262	**1,500**	-
Total	7,433	7,700	8,295	**9,081**	10,000

III. Consolidated Balance Sheet

1. Consolidated Balance Sheet <Assets>

(billions of yen)

March 31	2005	%	2006	%	Chg. %	Inc./Dec.
Current assets:						
Cash and cash in banks	54.4		**74.2**			19.8
Notes and accounts receivable-trade	142.1		**148.7**			6.7
Short-term investments	92.7		**120.0**			27.3
Inventories	39.5		**44.9**			5.5
Deferred tax assets	28.3		**29.3**			1.0
Other current assets	9.0		**15.8**			6.8
Allowance for doubtful receivables	(0.3)		**(0.3)**			(0.0)
Total current assets	365.6	55.2	**432.6**	57.9	118.3	67.0
Fixed assets:						
Property, plant and equipment:						
Buildings and structures	67.0		**66.7**			(0.3)
Machinery, equipment and vehicles	25.3		**25.5**			0.2
Land	17.0		**17.1**			0.1
Construction in progress	4.0		**9.3**			5.3
Others	9.6		**10.1**			0.5
Total property, plant and equipment	122.9	18.5	**128.7**	17.2	104.7	5.8
Intangible assets	37.0	5.6	**43.2**	5.8	116.7	6.2
Investments and other assets:						
Investment securities	89.3		**105.5**			16.2
Long-term loans receivable	0.1		**0.1**			(0.1)
Deferred tax assets	20.6		**27.6**			7.0
Other assets	28.3		**10.4**			(17.9)
Allowance for doubtful accounts	(1.1)		**(0.8)**			0.3
Total investments and other assets	137.2	20.7	**142.7**	19.1	104.0	5.5
Total fixed assets	297.1	44.8	**314.6**	42.1	105.9	17.5
Total assets	662.7	100.0	**747.2**	100.0	112.8	84.5

<Explanation>

Cash and cash in banks
Short-term investments
<Increase Factor(s)>
Sales increase

Investments in securities
<Increase Factor(s)>
Appreciated market price of holding securities

Others assets
<Decrease Factor(s)>
Cancellation of insurance reserve

2. Consolidated Balance Sheet
<Liabilities, Minority Interests and Shareholders' Equity>

(billions of yen)

March 31	2005	%	2006	%	Chg. %	Inc./ Dec.
Current liabilities:						
Accounts and notes payable-trade	15.7		**24.4**			8.7
Short-term borrowings	0.8		**0.4**			(0.4)
Accounts payable-other	45.1		**53.2**			8.1
Accrued expenses	33.7		**42.6**			8.9
Income tax payable	21.1		**23.4**			2.3
Reserve for sales rebates	28.4		**27.8**			(0.6)
Other reserves	0.8		**0.8**			(0.0)
Other current liabilities	3.9		**5.5**			1.6
Total current liabilities	149.6	22.6	**178.2**	23.9	119.1	28.6
Long-term liabilities:						
Deferred tax liabilities	0.1		**0.1**			(0.0)
Liability for retirement benefits	32.5		**35.6**			3.1
Retirement allowances for directors and corporate auditors	2.3		**1.3**			(1.0)
Other long-term liabilities	9.7		**3.6**			(6.1)
Total long-term liabilities	44.6	6.7	**40.6**	5.4	91.0	(4.0)
Total liabilities	194.1	29.3	**218.7**	29.3	112.7	24.6
Minority interests	9.0	1.3	**9.3**	1.2	103.5	0.3
Shareholders' equity:						
Common stock	45.0	6.8	**45.0**	6.0		-
Capital surplus	55.2	8.3	**55.2**	7.4		-
Retained earnings	387.1	58.4	**429.0**	57.4		41.9
Net unrealized gains on available-for-sale securities	9.4	1.4	**20.3**	2.7		11.0
Foreign currency translation adjustments	(4.9)	(0.7)	**1.6**	0.2		6.5
Treasury stock	(32.1)	(4.8)	**(31.9)**	(4.2)		0.2
Total shareholders' equity	459.6	69.4	**519.2**	69.5	113.0	59.6
Total liabilities, minority interests and shareholders' equity	662.7	100.0	**747.2**	100.0	112.8	84.5

<Explanation>

Accounts payable-other
Accrued expenses
<Increase Factor(s)>
Expansion of business in U.S.

Other long-term liabilities
<Decrease Factor(s)>
Debt payment of products acquisition in the previous period

Net unrealized gains on available-for-sale securities
<Increase Factor(s)>
Appreciated market price of holding securities

3. Stock Information

3-1 Issued Stock and Shareholder Information

As of March 31, 2006

Total Number of Authorized Shares (shares)	Number of Shares Outstanding (shares)	[Number of Treasury Stock] (shares)	Number of Shareholders (persons)	Average Number of Shares per Shareholder (shares)
1,100,000,000	296,566,949	[10,692,033]	30,019	9,879

* Outstanding shares at fiscal period end includes treasury stock.

3-2 Top 10 Shareholders

As of March 31, 2006

Name	Shares (One unit = 1,000 shares)	%
The Master Trust Bank of Japan, Ltd. (Trust Account)	18,015	6.07%
Nihon Trustee Service Trust Bank, Ltd. (Trust Account)	14,005	4.72%
Nippon Life Insurance Co.	13,827	4.66%
Saitama Resona Bank, Limited.	12,398	4.18%
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	10,812	3.65%
Moxley and Company	8,185	2.76%
Mizuho Corporate Bank, Ltd.	6,680	2.25%
State Street Bank and Trust Company 505103	6,437	2.17%
Eisai Employee Shareholding Association	5,625	1.90%
Nomura Securities Co., Ltd.	5,437	1.83%

* Treasury stock (10,692 thousands shares, 3.61%) is excluded as it has no voting rights.
* Number of shares less than one thousand has been omitted.

3-3 Number of Shareholders by Category

(persons)

March 31	2005	%	2006	%	Inc./Dec.
Financial institutions	139	0.5%	**170**	0.6%	31
Securities companies	35	0.1%	**41**	0.1%	6
Other Japanese corporations	1,035	4.1%	**1,037**	3.5%	2
Corporations outside Japan, etc.	478	1.9%	**509**	1.7%	31
Treasury stock	1	0.0%	**1**	0.0%	-
Individuals and others	23,787	93.4%	**28,261**	94.1%	4,474
Total	25,475	100.0%	**30,019**	100.0%	4,544

3-4 Number of Shares Held by Category

March 31 (One unit = 1,000 shares)	2005	%	2006	%	Inc./Dec.
Financial institutions	112,986	38.1%	**119,347**	40.2%	6,360
Securities companies	5,508	1.9%	**9,692**	3.3%	4,183
Other Japanese corporations	17,945	6.0%	**19,889**	6.7%	1,943
Corporations outside Japan, etc.	111,682	37.7%	**99,781**	33.7%	(11,901)
Treasury stock	10,781	3.6%	**10,692**	3.6%	(89)
Individuals and others	37,661	12.7%	**37,164**	12.5%	(496)
Total	296,566	100.0%	**296,566**	100.0%	-

* Number of shares less than one thousand has been omitted.

3-5 Breakdown of Shareholders Holding Size/Number of Shareholders

(persons)

March 31	2005	%	2006	%	Inc./ Dec.
1 million shares and over	55	0.2%	**56**	0.2%	1
from 0.1 million to less than 1 million shares	163	0.6%	**169**	0.6%	6
from 10 thousand to less than 0.1 million shares	685	2.7%	**690**	2.3%	5
from 1 thousand to less than 10 thousand shares	9,409	36.9%	**8,999**	30.0%	(410)
from 1 hundred to less than 1 thousand shares	12,111	47.6%	**16,876**	56.2%	4,765
less than 100 shares	3,052	12.0%	**3,229**	10.7%	177
Total	25,475	100.0%	**30,019**	100.0%	4,544

3-6 Breakdown by Shareholder Holding Size/Number of Shares Held

March 31 (One unit = 1,000 shares)	2005	%	2006	%	Inc./ Dec.
1 million shares and over	201,935	68.1%	**199,592**	67.3%	(2,343)
from 0.1 million to less than 1 million shares	52,785	17.8%	**55,268**	18.6%	2,482
from 10 thousand to less than 0.1 million shares	17,654	6.0%	**17,521**	5.9%	(133)
from 1 thousand to less than 10 thousand shares	21,024	7.1%	**20,166**	6.8%	(858)
from 1 hundred to less than 1 thousand shares	3,043	1.0%	**3,888**	1.3%	845
less than 100 shares	123	0.0%	**130**	0.1%	6
Total	296,566	100.0%	**296,566**	100.0%	-

* Number of shares less than one thousand has been omitted.

IV. Consolidated Statements of Cash Flows

(billions of yen)

Years Ended March 31	2005	2006	Inc./Dec.
Operating activities			
Income before income taxes and minority interests	87.7	**96.1**	8.4
Depreciation and amortization	22.4	**25.0**	2.6
Other non-cash gains/losses	7.3	**8.4**	1.1
Operating assets/liabilities increase/decrease	(4.9)	**6.5**	11.4
Others	(7.4)	**(7.2)**	0.2
Sub-total	105.1	**128.9**	23.8
Interest paid/received	2.0	**3.5**	1.5
Contribution to the employee retirement benefit trust	(20.0)	**-**	20.0
Payment of income taxes	(38.0)	**(45.4)**	(7.4)
Operating cash flows	49.2	**87.1**	37.9
Investing activities			
Capital expenditures	(39.2)	**(43.8)**	(4.6)
Other revenue/payment for continuous activities	0.5	**0.4**	(0.1)
Purchases/sales of securities etc.	0.1	**(3.9)**	(4.1)
Others	1.1	**17.9**	16.8
Net cash used in investing activities	(37.5)	**(29.5)**	8.0
Financing activities			
Dividends paid	(11.2)	**(21.4)**	(10.2)
Short-term debt proceeds/payment	0.7	**(0.5)**	(1.2)
Purchase of treasury stock	(6.1)	**-**	6.1
Others	(0.1)	**0.1**	0.2
Net cash used in financing activities	(16.7)	**(21.8)**	(5.1)
Foreign currency translation adjustments on cash and cash equivalents	1.4	**5.2**	3.8
Net increase (decrease) in cash and cash equivalents	(3.7)	**40.8**	44.6
Cash and cash equivalents at beginning of fiscal year	146.1	**142.4**	(3.7)
Cash and cash equivalents of newly consolidated subsidiaries at beginning of fiscal year	0.0	**-**	(0.0)
Cash and cash equivalents at end of fiscal year	142.4	**183.3**	40.8

<Explanation>

Operating assets/liability increase/decrease
<Increase Factor(s)>
Increase of accounts payable-other and accrued expenses

Other investing activities
<Increase Factor(s)>
Cancellation of insurance reserve

Dividends paid
<Increase Factor(s)>
¥39 per share to ¥75 per share

(billions of yen)

Years Ended March 31	2005	2006	
Free cash flows	10.5	**43.6**	33.1

* "Free cash flows" = "Operating cash flows" - ("Capital expenditures" + "Other revenue/payment for continuous activities")

V. Consolidated Subsidiaries and Associated Companies

1. Consolidated Subsidiaries (40 companies)

1-1 Subsidiaries Outside Japan (29 companies)

As of March 31, 2006

Company Name	Location	Common Stock (Unit: thousand)		Equity(%) Ownership	Description of Operations
Eisai Corporation of North America	New Jersey, USA	229,100	US$	100.00%	U.S. subsidiaries holding company
Eisai Research Institute of Boston Inc.	Massachusetts, USA	115,300	US$	100.00%	Basic research/clinical trial process research
Eisai Inc.	New Jersey, USA	83,600	US$	100.00%	Pharm. prod./sales
Eisai U.S.A. Inc.	New Jersey, USA	29,500	US$	100.00%	-
Eisai Medical Research Inc.	New Jersey, USA	1,000	US$	100.00%	Pharm. clinical research
Eisai Machinery U.S.A. Inc.	New Jersey, USA	1,000	US$	100.00%	Pharm. machinery sales
Eisai Europe Ltd.	London, U.K.	50,561	UK£	100.00%	European Regional Headquarters
Eisai Ltd.	London, U.K.	15,548	UK£	100.00%	Pharm. sales/clinical research
Eisai London Research Laboratories Ltd.	London, U.K.	12,000	UK£	100.00%	Basic research
Eisai Pharma-Chem Europe Ltd.	London, U.K.	100	UK£	100.00%	-
Eisai GmbH	Frankfurt, Germany	7,669	EUR	100.00%	Pharm. sales
Eisai Machinery GmbH	Cologne, Germany	1,278	EUR	100.00%	Pharm. machinery prod./sales
Eisai S.A.S.	Paris, France	19,500	EUR	100.00%	Pharm. prod./sales
Eisai B.V.	Amsterdam, Netherlands	540	EUR	100.00%	Pharm. prod./sales
Eisai Farmaceutica S.A.	Madrid, Spain	4,000	EUR	100.00%	Pharm. sales/promotion
Eisai S.r.l.	Milan, Italy	3,500	EUR	100.00%	Pharm. sales
Eisai Pharma AG	Zurich, Switzerland	3,000	CHF	100.00%	Pharm. sales
Eisai AB	Stockholm, Sweden	10,000	SEK	100.00%	Pharm. sales
P.T. Eisai Indonesia	Jakarta, Indonesia	5,000	US$	100.00%	Pharm. prod./sales
Eisai Asia Regional Services Pte. Ltd.	Singapore	26,400	S$	100.00%	Pharm. sales
Eisai (Malaysia) Sdn. Bhd.	Petaling Jaya, Malaysia	470	M$	100.00%	Pharm. sales
Eisai (Thailand) Marketing Co., Ltd.	Bangkok, Thailand	11,000	Baht	49.90%	Pharm. prod./sales
Eisai Taiwan Inc.	Taipei, Taiwan	270,000	NT$	100.00%	Pharm. prod./sales
Eisai China Inc.	Suzhou, China	319,205	RMB	100.00%	Pharm. prod./sales
Eisai (Hong Kong) Co., Ltd.	Hong Kong, China	500	HK$	100.00%	Pharm. sales
Eisai Korea Inc.	Seoul, Korea	3,512,000	Won	100.00%	Pharm. sales
HI-Eisai Pharmaceutical Inc.	Manila, Philippines	31,250	PhP	50.00%	Pharm. prod./sales
Eisai Pharmaceuticals India Pte. Ltd.	Mumbai, India	100,000	INR	100.00%	Pharm. prod./sales
Eisai Australia Pty. Ltd.	Sydney, Australia	1,000	A$	100.00%	-

* Fiscal year of Eisai China Inc. ends December 31. Fiscal year of other consolidated subsidiaries outside/inside Japan ends March 31.
* Eisai Pharma-Chem Europe Ltd. is in the process of liquidation.
* The Company has a less than 50 percent equity ownership in Eisai (Thailand) Marketing Co., Ltd., and HI-Eisai Pharmaceutical Inc., but it is considered to be a consolidated subsidiary under the application of the "controlling entity" standard.
* Eisai Taiwan, Inc. and Wei-zai Co., Ltd., both located in Taiwan, merged in April 2005. The surviving company is Eisai Taiwan, Inc.
* The Switzerland-based pharmaceuticals sales company, Eisai Pharma AG was established in June 2005.
* The Sweden-based pharmaceuticals sales company, Eisai AB was established in July 2005.
* Eisai Australia Pty. Ltd. was established in January 2006.
* Common Stock numbers fractions have been omitted.

1-2 Subsidiaries in Japan (11 companies)

As of March 31, 2006

Company Name	Location	Common Stock	Equity (%) Ownership	Description of Operations
Sanko Junyaku Co., Ltd. (listed on JASDAQ)	Tokyo	5,262 million yen	50.88%	Diagnostic product prod./sales
Sannova Co., Ltd.	Gunma Pref.	926 million yen	79.97%	Pharm. prod./sales
Elmed Eisai Co., Ltd.	Tokyo	450 million yen	100.00%	Pharm. sales
Eisai Food & Chemicals Co., Ltd.	Tokyo	101 million yen	100.00%	Food/chemicals sales
Eisai Machinery Inc.	Tokyo	100 million yen	100.00%	Pharm. Machinery prod./sales
KAN Research Institute, Inc.	Kyoto	70 million yen	100.00%	Basic research
Eisai Distribution Co., Ltd.	Kanagawa Pref.	60 million yen	100.00%	Pharm. distribution
Sunplanet Co., Ltd.	Tokyo	455 million yen	85.11%	Administrative/Catering/Printing service, Real estate Management
Clinical Supply Co., Ltd.	Gifu Pref.	80 million yen	84.80%	Medical devices prod./sales
Palma Bee'Z Research Institute Co., Ltd.	Tokyo	50 million yen	75.44%	Diagnostic product research
Eisai Seikaken Co., Ltd.	Tokyo	50 million yen	70.00%	Agro-chemical prod./sales

* Management function of the R&D Division and other relevant functions of Eisai Co., Ltd. were separated and newly established Eisai R&D Management Co., Ltd., a wholly-owned subsidiary of Eisai Co., Ltd., has taken over the functions in April 2006
* Common stock numbers less than one million have been omitted.

2. Associated Companies Accounted for by Equity Method (2 companies)

As of March 31, 2006

Company Name	Location	Common Stock	Equity (%) Ownership	Description of Operations
[Associated company outside Japan: 1]				
Eisai-Novartis Verwaltungs GmbH	Nuremberg, Germany	25,000 EUR	50.00%	-
[Associated company in Japan: 1]				
Bracco-Eisai Co., Ltd.	Tokyo	340 million yen	49.00%	Contrast media import/prod./sales

* Fiscal year of Bracco-Eisai Co., Ltd. ends December 31.
* Eisai-Novartis Verwaltungs GmbH is in the process of liquidation.
* Common Stock numbers fractions have been omitted.

VI. Financial Trend

(billions of yen)

Years Ended March 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
<Statements of Income>										
Net sales	281.6	301.8	284.9	302.5	361.7	431.7	466.6	500.2	533.0	**601.3**
Cost of sales	95.0	93.8	87.1	91.6	98.5	101.5	102.6	97.2	98.5	**104.5**
R&D expenses	38.3	45.1	43.7	46.7	49.6	55.0	59.7	69.0	78.3	**93.2**
SG&A expenses	104.4	121.2	115.4	127.1	154.7	202.5	228.4	250.9	269.4	**307.8**
Operating income	50.4	47.5	38.6	37.1	59.0	72.7	75.9	83.1	86.8	**95.7**
Ordinary income	50.3	47.2	39.8	36.9	63.2	76.1	76.1	83.4	89.1	**100.0**
Net income	19.4	19.8	15.9	11.3	23.3	36.5	41.0	50.1	55.5	**63.4**
<Statements of Cash Flows>										
Operating cash flows			35.9	27.2	85.0	56.9	57.6	72.7	49.2	**87.1**
Net cash used in investing activities			(33.9)	(4.0)	(19.6)	(7.2)	(27.7)	(27.3)	(37.5)	**(29.5)**
Net cash used in financing activities			(10.0)	(15.4)	(17.7)	(39.1)	(19.8)	(21.4)	(16.7)	**(21.8)**
Free cash flows			21.1	12.6	71.8	32.1	31.1	48.9	10.5	**43.6**
<Balance Sheet>										
Common stock	29.6	44.9	44.9	44.9	44.9	44.9	45.0	45.0	45.0	**45.0**
Total assets	456.6	453.1	463.4	485.7	549.4	557.6	591.7	615.8	662.7	**747.2**
Shareholders' equity	254.4	299.2	308.6	329.4	345.9	362.1	388.2	419.5	459.6	**519.2**
<Capital Expenditures and Depreciation/Amortization>										
Capital expenditures			14.2	16.3	15.0	27.2	21.9	28.7	49.0	**37.0**
Depreciation/Amortization			13.0	15.1	15.0	15.3	18.0	18.5	22.4	**25.0**
<Managerial Indices>										
Return On Equity (ROE, %)	8.1	7.2	5.2	3.5	6.9	10.3	10.9	12.4	12.6	**13.0**
Dividends On Equity (DOE, %)	2.1	2.2	2.1	2.0	2.0	2.4	2.5	2.6	3.7	**5.3**
Dividend payout ratio (%)	25.5	31.4	40.1	56.5	29.2	23.3	22.7	20.9	29.0	**40.6**
Earnings Per Share (EPS, yen)	71.0	70.0	53.6	38.0	78.7	123.5	141.2	172.1	193.4	**221.9**
Diluted EPS* (yen)	66.9	67.1	53.1	37.7	77.9	122.3	139.9	172.1	193.3	**221.6**
Return on sales ratio (%)	6.9	6.6	5.6	3.7	6.4	8.5	8.8	10.0	10.4	**10.5**
Shareholders' Equity Ratio (%)	55.7	66.0	66.6	67.8	63.0	64.9	65.6	68.1	69.4	**69.5**
Turnover ratio of total capital (Time)	0.6	0.7	0.6	0.6	0.7	0.8	0.8	0.8	0.8	**0.9**
Return On Assets (ROA, %)	4.3	4.4	3.5	2.4	4.5	6.6	7.1	8.3	8.7	**9.0**
Price-to-Book value Ratio (PBR, Time)	2.3	1.8	2.4	2.4	2.7	2.5	1.6	1.9	2.3	**2.8**
Cash dividends per share (yen)	18.0	21.5	21.5	21.5	23.0	29.0	32.0	36.0	56.0	**90.0**
Dividend payment (billions of yen)	5.0	6.2	6.4	6.4	6.8	8.5	9.3	10.4	16.0	**25.7**
Treasury stock purchase (thousand of shares)						4,590	3,000	4,000	1,970	**-**
Treasury stock purchase (billions of yen)						13.9	9.2	11.4	6.1	**-**
Consolidated subsidiaries	34	35	34	35	34	36	33	34	38	**40**

* "Cost of sales" includes "(Reversal of) Provision for sales returns".
* "Earnings Per Share" and "Diluted EPS" have been calculated based on a new accounting system since the year ended March 2003.
* "Free cash flows" = "Operating cash flows" - ("Capital expenditures" + "Other revenue/payment for continuous activities")
* "Depreciation/Amortization" value represents depreciation for "Property, plant and equipment" and amortization for "Intangible assets".

VII. Non-Consolidated Financial Highlights

1. Non-Consolidated Financial Highlights

1-1 Statements of Income Data

(billions of yen)

Years Ended/Ending March 31	2003	2004	2005	**2006**	Change %	2007 (e)
Net sales	289.6	303.6	307.9	**332.0**	107.8	346.0
Cost of sales	85.6	83.6	77.5	**78.0**	100.6	79.0
R&D expenses	57.6	67.4	77.1	**92.9**	120.4	103.0
SG&A expenses	81.1	85.6	85.6	**95.8**	111.8	100.0
Operating income	65.3	67.1	67.6	**65.4**	96.7	64.0
Ordinary income	64.8	66.6	69.1	**67.3**	97.4	65.0
Net income	34.2	41.9	43.5	**43.9**	100.9	41.0

* "Cost of sales" includes "(Reversal of) Provision for sales returns".

1-2 Balance Sheet Data

(billions of yen)

March 31	2003	2004	2005	**2006**	Inc./ Dec.
Total assets	482.9	515.6	530.6	**572.9**	42.3
Shareholders' equity	377.5	405.1	431.7	**465.2**	33.5
Shareholders' Equity Ratio (%)	78.2%	78.6%	81.4%	**81.2%**	(0.2%)

1-3 Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	2003	2004	2005	**2006**	Inc./ Dec.	2007 (e)
Capital expenditures	15.9	20.6	25.0	**24.5**	(0.4)	15.0
Property, plant and equipment	11.6	17.7	16.3	**11.2**	(5.1)	10.0
Intangible Assets	4.4	2.8	8.7	**13.4**	4.7	5.0
Depreciation/Amortization	13.0	13.6	14.3	**16.4**	2.2	16.0

* "Depreciation/Amortization" value represents depreciation for "Property, plant and equipment" and amortization for "Intangible assets".

1-4 Statements of Cash Flows Data

(billions of yen)

Years Ended March 31	2004	2005	**2006**	Inc./ Dec.
Operating cash flows	43.3	35.0	**55.8**	20.7
Net cash used in investing activities	(15.6)	(26.1)	**(13.5)**	12.5
Net cash used in financing activities	(21.4)	(17.4)	**(21.2)**	(3.8)
Cash and cash equivalents at end of fiscal year	87.9	79.5	**100.5**	21.0
Free cash flows	26.1	11.3	**30.9**	19.6

* "Free cash flows" = "Operating cash flows" - ("Capital expenditures" + "Other revenue/payment for continuous activities")

2. Net Sales by Business Segment

(billions of yen)

Years Ended/Ending March 31	2003	2004	2005	**2006**	Change %	2007 (e)
Net sales	289.6	303.6	307.9	**332.0**	107.8	346.0
Pharmaceuticals	250.2	260.7	261.0	**283.0**	108.4	293.0
Prescription pharmaceuticals (including export)	229.4	241.2	242.2	**265.5**	109.6	274.5
[Ratio of in-house developed products to prescription pharmaceuticals] (%)	[78.0%]	[80.4%]	[81.5%]	**[82.3%]**	-	-
Consumer health care products	20.8	19.5	18.8	**17.6**	93.5	18.5
Food additives/Chemicals, Machinery, etc.	11.9	9.7	3.1	**1.8**	57.1	1.5
Industrial property rights, etc. income	27.5	33.3	43.8	**47.2**	107.7	51.5

* Animal Health business marketing rights were transferred to another company in February 2003.
  Food Additives/Chemicals was demerged on April 2004.
  Machinery business was divested and succeeded to consolidated subsidiary in October 2004.
* Sales results by business segment have been reclassified since the year ended March 31, 2004.

3. Export by Geographical Area

(billions of yen)

Years Ended/Ending March 31	2003	2004	2005	**2006**	Change %	2007 (e)
Net sales	289.6	303.6	307.9	**332.0**	107.8	346.0
Export	76.5	85.9	88.1	**99.7**	113.2	106.5
North America	58.3	62.7	64.6	**69.6**	107.8	-
Europe	14.1	18.8	19.0	**24.9**	130.8	-
Asia and others	4.1	4.3	4.4	**5.2**	117.3	-
Ratio of export to sales (%)	26.4%	28.3%	28.6%	**30.0%**	-	30.8%

* Major areas and countries included in each category:
  1. North America: The U.S. and Canada
  2. Europe: The United Kingdom, France, Germany, etc.
  3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc. (excluding Japan)
* Export sales include revenues from industrial property rights, etc.

4. Prescription Pharmaceuticals

(billions of yen)

Years Ended/Ending March 31 Product / Description	2003	2004	2005	**2006**	Change %	2007 (e)
Alzheimer's type dementia treatment *ARICEPT*	21.9	28.4	35.1	**42.3**	120.5	48.0
Peripheral neuropathy treatment *METHYCOBAL*	30.2	30.6	30.9	**32.1**	103.8	32.0
Proton pump inhibitor *PARIET*	5.8	14.6	19.4	**27.6**	142.2	31.0
Gastritis/gastric ulcer treatment *SELBEX*	26.7	24.4	22.7	**21.7**	95.6	21.0
Non-ionic contrast medium *IOMERON*	9.5	9.4	8.9	**8.7**	97.5	8.0
Muscle relaxant *MYONAL*	8.7	8.6	8.5	**8.5**	99.9	8.0
Osteoporosis treatment *GLAKAY*	11.4	10.0	9.0	**8.4**	93.1	8.5
Long-acting isosorbide dinitrate preparation *NITOROL-R*	6.1	5.3	4.8	**4.4**	90.5	4.0
Genetically engineered glucagon preparation *GLUCAGON G NOVO*	4.4	4.4	4.2	**4.4**	103.6	4.0
Osteoporosis treatment *ACTONEL*	-	-	-	**4.0**	-	8.0
Antiallergic agent *AZEPTIN*	4.8	3.5	3.8	**2.9**	76.7	3.0
Long-acting macrolide antibiotic *RULID*	3.5	3.1	2.9	**2.1**	73.0	-
OTHERS	50.7	46.7	46.0	**44.5**	96.6	42.5
Prescription pharmaceuticals total	183.5	189.0	196.3	**211.5**	107.7	218.0

* Statistical segmentation of "Prescription pharmaceuticals" has been modified for the year ended March 31, 2006. Past data have been reclassified to reflect the new segmentation.
* Marketing rights of "*Actonel*" were transferred from Aventis Pharma to Eisai from October 1, 2005.
* The marketing alliance with sanofi-aventis on "*Rulid*" was terminated on December 31,2005.

5. Export by Products

(billions of yen)

Years Ended/Ending March 31 Product	2003	2004	2005	**2006**	Change %	2007 (e)
ARICEPT	15.0	16.7	21.1	**22.8**	108.0	23.0
ACIPHEX/PARIET	29.1	32.7	22.0	**26.8**	122.2	27.5
Others	1.8	2.7	2.9	**4.3**	150.8	6.0
Export total	45.9	52.1	45.9	**53.9**	117.5	56.5

* Statistical segmentation of "Prescription pharmaceuticals" has been modified for the year ended March 31, 2006. Past data have been reclassified to reflect the new segmentation and table name has changed from "Drug Substance/Bulk Tablets Sales" to "Export by Products".

6. Consumer Health Care Products

(billions of yen)

Years Ended/Ending March 31	2003	2004	2005	**2006**	Change %	2007 (e)
Vitamin B_2 preparation *CHOCOLA BB* Group	9.2	8.7	8.4	**8.3**	98.8	8.5
SACLON / Indigestion & heartburn treatment *SACLON* Group	2.7	2.3	2.1	**1.9**	90.4	2.0
JUVELUX / Natural Vitamin E preparation Vitamin-E Group	3.2	2.8	2.2	**1.8**	82.4	1.5
NABOLIN / Active-type Vitamin B_{12} *NABOLIN* Group	1.2	1.5	1.4	**1.4**	99.0	1.5
OTHERS	4.6	4.3	4.7	**4.2**	88.9	5.0
Consumer health care products total	20.8	19.5	18.8	**17.6**	93.5	18.5

7. Gross Profit/Manufacturing Cost

7-1 Breakdown of Cost of Sales

(billions of yen)

Years Ended March 31	2003	2004	2005	**2006**
Net sales	289.6	303.6	307.9	**332.0**
Cost of sales	85.5	83.5	77.7	**78.0**
Beginning inventory (+)	12.6	14.2	13.5	**11.8**
Manufacturing cost (+)	47.2	45.1	40.4	**40.3**
Product purchase (+)	31.3	30.1	24.3	**26.3**
Account transfer (+)	8.7	7.7	11.3	**11.9**
Ending inventory (-)	14.2	13.5	11.8	**12.3**
COGS ratio to net sales (%)	29.5%	27.5%	25.2%	**23.5%**
Reversal of provision for sales returns	0.1	0.0	(0.1)	**(0.0)**
Gross profit	204.0	220.1	230.4	**254.0**

7-2 Breakdown of Manufacturing Cost

(billions of yen)

Years Ended March 31	2003	2004	2005	**2006**
Total manufacturing cost	50.0	46.0	43.8	**45.1**
Raw materials	19.5	15.9	15.0	**14.6**
Labor cost	14.9	14.5	13.3	**12.9**
Expenses	15.6	15.5	15.5	**17.7**
Beginning inventory of semi-finished goods and work-in-process (+)	7.7	6.9	7.4	**8.6**
Ending inventory of semi-finished goods and work-in-process (-)	6.9	7.4	8.6	**9.5**
Account transfer (+)	(2.7)	(1.7)	(2.6)	**(4.9)**
Cost variances (+)	(0.8)	1.3	0.3	**1.0**
Manufacturing cost	47.2	45.1	40.4	**40.3**

8. SG&A Expenses (Including R&D Expenses)

8-1 R&D Expenses

(billions of yen)

Years Ended/Ending March 31	2003	2004	2005	**2006**	2007 (e)
Net sales	289.6	303.6	307.9	**332.0**	346.0
R&D expenses	57.6	67.4	77.1	**92.9**	103.0
Overseas R&D expenses	18.4	24.3	31.2	**42.7**	-
[Ratio of overseas R&D expenses to R&D expenses] (%)	[31.8%]	[36.1%]	[40.5%]	**[46.0%]**	-
Ratio of R&D expenses to net sales (%)	19.9%	22.2%	25.0%	**28.0%**	29.8%

8-2 SG&A Expenses

(billions of yen)

Years Ended/Ending March 31	2003	2004	2005	**2006**	2007 (e)
Net sales	289.6	303.6	307.9	**332.0**	346.0
SG&A expenses	81.1	85.6	85.6	**95.8**	100.0
Personnel expenses	37.6	38.1	35.4	**34.4**	-
Marketing expenses	26.8	30.9	32.8	**37.8**	-
Administrative expenses and others	16.7	16.6	17.5	**23.5**	-
Ratio of SG&A expenses to net sales (%)	28.0%	28.2%	27.8%	**28.8%**	28.9%

8-3 SG&A Expenses (Including R&D Expenses)

(billions of yen)

Years Ended/Ending March 31	2003	2004	2005	**2006**	2007 (e)
Net sales	289.6	303.6	307.9	**332.0**	346.0
SG&A expenses (including R&D expenses)	138.7	153.0	162.8	**188.6**	203.0
Ratio of SG&A expenses (including R&D expenses) to net sales (%)	47.9%	50.4%	52.8%	**56.8%**	58.7%

9. Balance Sheet Data

<Assets>

(billions of yen)

March 31	2003	2004	2005	**2006**
Current assets	243.2	261.6	249.3	**278.2**
Fixed assets	239.7	254.0	281.3	**294.7**
Property, plant and equipment	72.6	79.2	84.1	**82.7**
Intangible assets	12.2	11.2	17.8	**26.5**
Investments and other assets	154.9	163.6	179.4	**185.5**
Total assets	482.9	515.6	530.6	**572.9**

<Liabilities and Shareholders' Equity>

(billions of yen)

March 31	2003	2004	2005	**2006**
Current liabilities	61.9	62.4	67.9	**74.6**
Long-term liabilities	43.5	48.2	30.9	**33.1**
Total liabilities	105.4	110.5	98.9	**107.7**
Total shareholders' equity	377.5	405.1	431.7	**465.2**
Total liabilities and shareholders' equity	482.9	515.6	530.6	**572.9**

10. Personnel Information

(persons)

March 31	2003	2004	2005	**2006**	2007 (e)
Total employees (permanent employees)	3,894	3,858	3,815	**3,945**	4,150
Production	839	809	798	**781**	-
Research and development	948	956	940	**979**	-
Sales, marketing and administration	2,107	2,093	2,077	**2,185**	-
Total personnel cost (billions of yen)	69.7	70.3	65.3	**64.0**	-

11. Statements of Cash Flows

(billions of yen)

Years Ended March 31	2005	2006	Inc./Dec.
Operating activities			
Income before income taxes	67.8	**66.3**	(1.5)
Depreciation and amortization	14.3	**16.4**	2.2
Other non-cash gains/losses	6.7	**5.3**	(1.3)
Operating assets/liabilities increase/decrease	1.3	**0.6**	(0.7)
Others	(8.0)	**(3.9)**	4.1
Subtotal	82.1	**84.8**	2.7
Interest paid/received	1.0	**1.5**	0.5
Contribution to the employee retirement benefit trust	(20.0)	**-**	20.0
Income taxes paid	(28.0)	**(30.4)**	(2.4)
Operating cash flows	35.0	**55.8**	20.7
Investing activities			
Capital expenditures	(24.2)	**(25.2)**	(1.0)
Other revenue/payment for continuous activities	0.4	**0.3**	(0.1)
Purchases/sales of securities	(0.9)	**(4.5)**	(3.6)
Others	(1.4)	**15.9**	17.2
Net cash used in investing activities	(26.1)	**(13.5)**	12.5
Financing activities			
Dividends paid	(11.2)	**(21.4)**	(10.2)
Purchase of treasury stock	(6.1)	**-**	6.1
Others	(0.1)	**0.2**	0.3
Net cash used in financing activities	(17.4)	**(21.2)**	(3.8)
Foreign currency translation adjustments on cash and cash equivalents	0.0	**(0.0)**	(0.0)
Net increase (decrease) in cash and cash equivalents	(8.4)	**21.0**	29.4
Cash and cash equivalents at beginning of fiscal year	87.9	**79.5**	(8.4)
Cash and cash equivalents at end of fiscal year	79.5	**100.5**	21.0

(billions of yen)

Years Ended March 31	2005	2006	Inc./Dec.
Free cash flows	11.3	**30.9**	19.6

* "Free cash flows" = "Operating cash flows" - ("Capital expenditures" + "Other revenue/payment for continuous activities")

VIII. Changes in Quarterly Results

1. Statements of Income Data [Consolidated]

(billions of yen)

Years Ended March 31	2005				2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Net sales	122.7	138.3	143.4	128.6	135.8	146.8	167.3	**151.3**
Cost of sales	24.1	26.3	25.3	22.8	24.1	24.6	30.0	**25.8**
R&D expenses	18.2	19.3	19.5	21.3	19.9	24.5	22.6	**26.2**
SG&A expenses	61.8	69.8	71.9	65.9	69.3	74.9	81.7	**81.8**
Operating income	18.6	22.9	26.7	18.5	22.5	22.8	32.9	**17.5**
Non-operating income & expenses	0.8	0.8	(0.1)	0.7	0.9	0.9	1.4	**1.1**
Ordinary income	19.5	23.8	26.6	19.3	23.4	23.7	34.3	**18.6**
Special gain & loss	(0.2)	0.3	(0.7)	(0.9)	(0.2)	(0.3)	0.0	**(3.5)**
Income before taxes and interests	19.3	24.1	25.9	18.4	23.2	23.5	34.4	**15.1**
Net income	12.4	15.2	16.5	11.4	14.9	15.2	22.0	**11.3**
Earnings per share (yen)	43.1	52.7	57.5	40.1	52.2	53.3	77.0	**39.4**

* "Cost of sales" includes "(Reversal of) Provision for sales returns".

2. Balance Sheet Data [Consolidated]

<Assets>

(billions of yen)

March 31	2005				2006			
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec	**31-Mar**
Current assets	353.4	381.6	379.3	365.6	368.7	392.8	408.5	**432.6**
Fixed assets	281.9	283.2	282.0	297.1	293.9	300.9	303.6	**314.6**
Property, plant and equipment	116.8	120.3	118.6	122.9	123.2	124.8	125.8	**128.7**
Intangible assets	33.5	33.7	31.6	37.0	36.2	38.5	38.7	**43.2**
Investments and other assets	131.6	129.2	131.8	137.2	134.5	137.5	139.1	**142.7**
Total assets	635.3	664.9	661.3	662.7	662.6	693.6	712.1	**747.2**

<Liabilities and Shareholders' Equity>

(billions of yen)

March 31	2005				2006			
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec	**31-Mar**
Current liabilities	143.4	150.5	141.7	149.6	143.2	154.4	157.2	**178.2**
Long-term liabilities	54.2	63.4	65.2	44.6	44.2	42.7	40.5	**40.6**
Total liabilities	197.6	213.9	206.9	194.1	187.4	197.1	197.6	**218.7**
Minority Interests	8.6	8.8	8.9	9.0	9.0	9.2	9.2	**9.3**
Total shareholders' equity	429.1	442.2	445.5	459.6	466.2	487.4	505.2	**519.2**
Total liabilities, minority interests and shareholders' equity	635.3	664.9	661.3	662.7	662.6	693.6	712.1	**747.2**

3. Capital Expenditures and Depreciation/Amortization [Consolidated]

(billions of yen)

Years Ended March 31	2005				2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Capital expenditures	23.2	8.2	3.8	13.8	4.6	9.4	5.9	**17.2**
Property, plant and equipment	3.2	6.5	3.3	8.7	3.6	5.3	4.2	**7.8**
Intangible assets	19.9	1.7	0.5	5.1	1.0	4.0	1.7	**9.4**
Depreciation/Amortization	5.1	5.4	5.4	6.6	5.9	6.1	6.5	**6.5**

* "Depreciation/Amortization" value represents depreciation for "Property, plant and equipment" and amortization for "Intangible assets".

4. Statements of Cash Flows Data [Consolidated]

(billions of yen)

Years Ended March 31	2005				2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Operating cash flows	9.4	31.4	12.2	(3.8)	12.1	27.8	9.2	**37.9**
Net cash used in investing activities	(18.7)	(2.8)	(8.1)	(8.0)	(8.9)	(5.3)	(10.1)	**(5.3)**
Net cash used in financing activities	(5.0)	0.4	(12.2)	0.1	(10.1)	(0.0)	(11.7)	**0.0**
Cash and cash equivalents at end of fiscal year	133.2	163.7	152.6	142.4	136.5	160.1	150.2	**183.3**
Free cash flows	(8.9)	25.5	6.8	(13.0)	1.3	19.4	(3.0)	**25.8**

* "Free cash flows" = "Operating cash flows" - ("Capital expenditures" + "Other revenue/payment for continuous activities")

5. *ARICEPT* Sales by Area (Eisai Territory Sales) [Consolidated]

Years Ended March 31		2005				2006			
Area		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Japan	¥ Billions	8.9	8.4	9.9	7.9	9.9	10.6	12.1	**9.7**
U.S.	¥ Billions	18.1	26.1	27.3	26.1	23.5	29.1	31.6	**35.6**
	[US $ Millions]	[165]	[237]	[257]	[249]	[219]	[262]	[271]	**[306]**
U.K.	¥ Billions	0.2	0.3	0.3	0.3	0.3	0.2	0.3	**0.2**
	[UK £ Millions]	[1]	[1]	[1]	[1]	[2]	[1]	[1]	**[1]**
France	¥ Billions	4.8	4.7	4.7	4.9	5.1	5.1	5.5	**5.3**
	[Euro Millions]	[36]	[35]	[34]	[36]	[38]	[38]	[40]	**[37]**
Germany	¥ Billions	1.6	1.7	2.8	0.9	1.9	2.1	2.1	**1.8**
	[Euro Millions]	[12]	[13]	[21]	[6]	[14]	[15]	[15]	**[12]**
Europe total	¥ Billions	6.7	6.7	7.8	6.1	7.3	7.4	7.9	**7.3**
Asia	¥ Billions	0.7	0.7	0.7	0.9	0.9	1.1	1.1	**1.2**
Total	¥ Billions	34.4	41.9	45.7	40.8	41.7	48.2	52.7	**53.8**

6. *ACIPHEX/PARIET* Sales by Area (Eisai Territory Sales) [Consolidated]

Years Ended March 31		2005				2006			
Area		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Japan	¥ Billions	3.2	5.1	6.6	4.5	6.3	6.8	8.5	**5.9**
U.S.	¥ Billions	24.8	27.0	27.3	24.9	25.3	28.2	30.8	**30.1**
	[US $ Millions]	[226]	[246]	[257]	[238]	[235]	[253]	[263]	**[258]**
U.K.	¥ Billions	1.5	1.5	1.3	1.2	1.5	1.3	1.3	**1.0**
	[UK £ Millions]	[8]	[8]	[6]	[6]	[7]	[7]	[6]	**[5]**
Germany	¥ Billions	0.3	0.3	0.3	0.4	0.3	0.3	0.4	**0.3**
	[Euro Millions]	[2]	[2]	[2]	[3]	[2]	[2]	[3]	**[2]**
Italy	¥ Billions	-	-	-	-	-	-	0.4	**2.1**
	[Euro Millions]	[-]	[-]	[-]	[-]	[-]	[-]	[3]	**[15]**
Europe total	¥ Billions	1.8	1.8	1.6	1.6	1.8	1.7	2.1	**3.4**
Asia	¥ Billions	0.5	0.5	0.6	0.5	0.7	0.8	1.0	**1.0**
Total	¥ Billions	30.3	34.5	36.0	31.5	34.1	37.4	42.4	**40.4**

* *Pariet* sales in Italy indicate intermediate sales to Janssen in Italy.

7. *ZONEGRAN* Sales by Area (Eisai Territory Sales) [Consolidated]

Years Ended March 31		2005				2006			
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
U.S.	¥ Billions	2.5	3.6	2.1	2.9	3.6	3.9	3.7	**1.5**
	[US $ Millions]	[23]	[33]	[20]	[28]	[33]	[35]	[32]	**[12]**
Europe, Asia	¥ Billions	-	-	-	0.0	0.0	0.1	0.1	**0.2**
Total	¥ Billions	2.5	3.6	2.1	2.9	3.6	4.0	3.9	**1.7**

8. Eisai Inc. (U.S.)

Years Ended March 31		2005				2006			
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Net sales	¥ Billions	45.9	57.2	57.7	54.4	52.9	61.8	70.1	**70.0**
	[US $ Millions]	[418]	[520]	[543]	[520]	[491]	[556]	[601]	**[600]**
Operating income	¥ Billions	1.6	3.5	3.9	1.3	3.0	4.9	7.0	**3.7**
	[US $ Millions]	[14]	[32]	[37]	[13]	[28]	[44]	[61]	**[31]**
Net income	¥ Billions	1.0	2.2	2.5	0.9	2.0	3.4	4.8	**2.9**
	[US $ Millions]	[9]	[20]	[23]	[9]	[18]	[30]	[42]	**[24]**
Operating income before royalty deduction	¥ Billions	7.6	11.5	12.1	12.1	10.3	13.6	16.5	**13.9**
	[US $ Millions]	[69]	[104]	[114]	[115]	[95]	[122]	[142]	**[119]**

9. Statements of Income Data [Non-Consolidated]

(billions of yen)

Years Ended March 31	2005				2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Net sales	74.8	76.5	83.3	73.4	79.0	81.9	93.3	**77.7**
Cost of sales	19.5	19.9	20.5	17.7	19.0	18.9	22.2	**17.9**
R&D expenses	17.6	18.9	19.3	21.3	19.6	24.3	22.1	**26.8**
SG&A expenses	21.0	21.5	22.6	20.5	22.9	23.4	25.0	**24.4**
Operating income	16.6	16.2	20.9	13.8	17.5	15.3	24.0	**8.6**
Ordinary income	17.4	16.7	20.7	14.3	18.1	15.6	24.6	**9.1**
Net income	11.3	10.8	12.9	8.5	11.6	10.1	15.9	**6.4**

* "Cost of sales" includes "(Reversal of) Provision for sales returns".

10. Prescription Pharmaceuticals [Non-Consolidated]

(billions of yen)

Years Ended March 31	2005				2006			
Product	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
ARICEPT	8.9	8.4	9.9	7.9	9.9	10.6	12.1	**9.7**
METHYCOBAL	7.7	8.0	8.4	6.8	7.8	8.2	8.9	**7.2**
PARIET	3.2	5.1	6.6	4.5	6.3	6.8	8.5	**5.9**
SELBEX	5.8	5.7	6.1	5.1	5.4	5.5	6.0	**4.8**
IOMERON	2.3	2.2	2.5	1.9	2.2	2.2	2.5	**1.8**
MYONAL	2.2	2.2	2.3	1.8	2.2	2.2	2.4	**1.8**
GLAKAY	2.4	2.3	2.4	1.9	2.2	2.2	2.3	**1.7**
NITOROL-R	1.3	1.2	1.3	1.0	1.2	1.1	1.2	**0.9**
GLUCAGON G NOVO	1.1	1.1	1.2	0.8	1.1	1.1	1.3	**0.9**
ACTONEL	-	-	-	-	-	-	2.6	**1.5**
AZEPTIN	0.8	0.6	0.9	1.4	0.8	0.5	0.7	**0.9**
RULID	0.7	0.6	0.9	0.7	0.7	0.6	0.8	**-**
Others	11.9	11.1	13.0	10.1	11.2	11.1	12.7	**9.5**
Prescription pharmaceuticals total	48.4	48.6	55.4	43.9	50.9	52.2	62.0	**46.4**

* Statistical segmentation of "Prescription pharmaceuticals" has been modified for the year ended March 31, 2006. Past data have been reclassified to reflect the new segmentation.
* Marketing rights of "*Actonel*" were transferred to Eisai from October 1, 2005.
* The marketing alliance with sanofi-aventis on "*Rulid*" was terminated on December 31,2005.

11. Export by Products[Non-Consolidated]

(billions of yen)

Years Ended March 31 / Product	2005 First Quarter	2005 Second Quarter	2005 Third Quarter	2005 Fourth Quarter	2006 First Quarter	2006 Second Quarter	2006 Third Quarter	2006 **Fourth Quarter**
ARICEPT	5.7	5.5	4.7	5.1	6.3	4.8	6.1	**5.5**
ACIPHEX/PARIET	6.0	4.7	5.9	5.4	6.1	7.0	6.2	**7.6**
Others	0.7	0.7	0.8	0.7	1.2	1.0	0.9	**1.2**
Export total	12.4	10.9	11.4	11.2	13.6	12.8	13.2	**14.3**

* Statistical segmentation of "Prescription pharmaceuticals" has been modified for the year ended March 31, 2006. Past data have been reclassified to reflect the new segmentation and table name has changed from "Drug Substance/Bulk Tablets Sales" to "Export by Products".

12. Consumer Health Care Products [Non-Consolidated]

(billions of yen)

Years Ended March 31 / Product	2005 First Quarter	2005 Second Quarter	2005 Third Quarter	2005 Fourth Quarter	2006 First Quarter	2006 Second Quarter	2006 Third Quarter	2006 **Fourth Quarter**
CHOCOLA BB Group	2.1	2.4	2.1	1.8	2.0	2.2	2.5	**1.6**
SACLON Group	0.6	0.4	0.6	0.5	0.4	0.5	0.6	**0.4**
Vitamin-E Group	0.5	0.6	0.6	0.5	0.4	0.5	0.6	**0.3**
NABOLIN Group	0.3	0.4	0.3	0.3	0.3	0.4	0.4	**0.3**
Others	0.8	1.2	1.3	1.4	0.8	0.9	1.4	**1.1**
Consumer health care total	4.3	5.0	5.0	4.5	4.0	4.5	5.4	**3.7**

IX. Major R&D Pipeline Candidates

Ongoing and recent developments from April 2005

1. Aricept orodispersible tablet (ODT) was approved in the U.K. and notification of the completion of the mutual recognition procedure in 12 EU countries was received.
2. Cleactor was approved for the treatment of pulmonary embolism in Japan.
3. Rufinamide was submitted for Lennox-Gastaut Syndrome and adult partial seizures in U.S.
4. Application of Aricept for the additional indication of severe dementia due to Alzheimer's disease was submitted in U.S. and Japan.
5. Application of D2E7 for the indication of rheumatoid arthritis was submitted in Japan.
6. # Application of Pariet for the additional indication of symptomatic GERD in Japan.
7. # Applications of Gasmotin are in preparation in 10 Asian countries including ASEAN members.
8. Phase III study of AS-3201 for diabetic complication was transferred from Dainippon Sumitomo Pharmaceutical in U.S.
9. E2007 achieved POC for Parkinson's disease and Phase III was initiated in the EU.
10. E7389 achieved POC for breast cancer and Phase II study for breast cancer for Subpart H application was initiated in U.S.
11. E7389 achieved POC for non-small cell lung cancer.
12. E5564 achieved POC for severe sepsis.
13. Phase II study of E7070 for gastric cancer was initiated in Japan.
14. Phase II study of E2007 for migraine prophylaxis is practiced in U.S.
15. # Phase II study of E5555 for acute coronary syndrome was initiated in the EU/U.S.
16. Phase II study of D2E7 for psoriasis was initiated in Japan.
17. Phase II study of Iomeron for the additional dosage and administration was initiated in Japan.
18. E5564 clinical development (Phase II study) for endotoxin-related complications after coronary artery bypass graft surgery was discontinued in the EU/U.S.
19. # E7070 clinical development (Phase II study) for breast cancer and colorectal cancer was discontinued in the EU/U.S.
20. Cleactor clinical development (Phase II study) for cerebral embolism was discontinued in Japan.
21. E3620 clinical development (Phase II study) for gastrointestinal motility disorders was discontinued in Japan.

 # Ongoing and recent development since January 2006

1. International Development

1-1 Approved

(Product) Name (Research Code)	Area	Date	Description	Form.	Origin
ARICEPT (E2020) (Additional formulation)	U.K. EU	May-05 Dec-05	Orodispersible Tablet (ODT) Currently available in tablet form. Patients who have difficulty swallowing may find ODT more easy to swallow. Confirmation that Aricept ODT completed the mutual recognition procedure, based upon the U.K. national license, in 12 EU countries was received.	ODT	In-house

1-2 Filed for Approval

(Product) Name (Research Code)	Area	Date	Description	Form.	Origin
ARICEPT (E2020) (Additional indication)	U.S.	Sep-02	Vascular Dementia Currently indicated for the treatment of mild to moderate dementia due to Alzheimer's disease. Filed for the additional indication of vascular dementia in U.S.	Tab.	In-house
	(EU)		Though filing for vascular dementia was withdrawn in the EU in April 2004, Eisai will resubmit application once additional supportive data have been obtained.		
ARICEPT (E2020) (Additional formulation)	EU	May-04	Liquid Formulation Currently available in tablet form. Filed for liquid formulation. Patients who have difficulty swallowing may find liquid formulation more easy to swallow.	Liquid	In-house
INOVELON (E2080)	EU	Mar-05	Anti-Epilepsy (generic name: rufinamide) A broad-spectrum anticonvulsant which has a novel structure unrelated to currently marketed antiepileptic drugs. Received orphan status and submission filed in the EU for adjunct therapy of Lennox-Gastaut Syndrome (LGS).	Tab.	Novartis
	U.S.	Nov-05	Received orphan status for adjunct therapy of LGS. Withdrew the original NDA for adjunct therapy of LGS and adult partial seizures and resubmitted with a more accessible electronic format in the U.S. (Brand name in the U.S. is under consideration)		
ARICEPT (E2020) (Additional indication)	U.S.	Dec-05	Severe Dementia due to Alzheimer's Disease Submission for the treatment of severe dementia due to Alzheimer's disease was not accepted due to the deficiencies in its format. Reformatted application was resubmitted to the FDA.	Tab.	In-house
	EU	(FY2006)	Submission for the treatment of severe dementia due to Alzheimer's disease is under preparation in the EU.		

1-3 Submission in Preparation

(Product) Name (Research Code)	Area	Expected Application	Description	Form.	Origin
GASMOTIN	Asia	FY2006	Gastroprokinetic Agent (generic name: mosapride citrate) This compound is a selective serotonin 5-HT_4 receptor agonist which has gastroprokinetic and gastric evacuant effects by enhancing acetylcholine release. Submission is in preparation in 10 Asian countries including ASEAN members.	Tab.	Dainippon Sumitomo Pharma

1-4 Phase III

(Product) Name (Research Code)	Area	Expected Application	Description	Form.	Origin
ARICEPT (E2020) (Additional indication)	EU	FY2006	Dementia associated with Parkinson's Disease Currently indicated for the treatment of mild to moderate dementia due to Alzheimer's disease. Now in Phase III study for the treatment of dementia associated with Parkinson's disease.	Tab.	In-house
AS-3201	U.S.	(to be determined)	Diabetic complication/Aldose Reductase Inhibitor This compound shows strong inhibition of aldose reductase. Now in Phase III study for the treatment of diabetic neuropathy in the U.S.	Tab.	Dainippon Sumitomo Pharma
E2007	EU U.S.	FY2007	Parkinson's Disease/AMPA Receptor Antagonist Selectively antagonizes the AMPA-type glutamate receptor. Under development as the treatment for Parkinson's disease. Phase III study for the treatment of Parkinson's disease was initiated. Phase III study in preparation in U.S.	Tab.	In-house
clevudine (Phase III in preparation)	Asia	-	Anti-hepatitis B Agent (generic name: clevudine) Clevudine is an antiviral agent for the treatment of hepatitis caused by the hepatitis B virus based on DNA polymerase inhibition. Phase III study in China is in preparation. In some Asian countries where no additional clinical studies are required, submission is scheduled for FY2006.	Cap.	Bukwang

1-5 Phase II

(Product) Name (Research Code)	Area	Description	Form.	Origin
E5564	U.S. EU	Severe Sepsis/Endotoxin Antagonist (generic name: eritoran) A synthetic endotoxin antagonist E5564 affects endotoxins from various types of GRAM negative bacteria. POC for severe sepsis was achieved and preparing for Phase III study.	Inj.	In-house
ARICEPT (E2020) (Additional indication)	U.S. EU	Migraine Prophylaxis Currently indicated for the treatment of mild to moderate dementia due to Alzheimer's disease. Now in Phase II study for the additional indication of migraine prophylaxis.	Tab.	In-house
E2007	U.S. EU	Epilepsy, Multiple Sclerosis and Migraine Prophylaxis/AMPA Receptor Antagonist Selectively antagonizes the AMPA-type glutamate receptor. Under development as the treatment for epilepsy, multiple sclerosis and migraine prophylaxis.	Tab.	In-house
TVP-1012 (Additional indication)	U.S.	Alzheimer's Disease/Irreversible Monoamine Oxidase Type B (MAO-B) Inhibitor (generic name: rasagiline) Application already submitted for the treatment of Parkinson's disease by Teva Pharmaceuticals Industries Ltd. Now in Phase II study for the treatment of Alzheimer's disease in U.S.	Tab.	Teva
E7389	U.S.	Anti-Cancer/ Microtubule Growth Suppressor The compound is a synthetic analog of Halichondrin B from a marine sponge. The compound acts against tumors by blocking microtubule growth and by inhibiting cell division. POC for breast cancer and non-small cell lung cancer was achieved. Now in Phase II study for breast cancer for sub part H application was initiated.	Inj.	In-house
ACIPHEX (E3810) (Additional indication)	U.S.	Intermittent Therapy for Symptomatic GERD Currently indicated for the treatment of erosive GERD, duodenal ulcers, Zollinger-Ellison syndrome and eradication of *H. pylori* infection. Now in Phase II study for the intermittent therapy of symptomatic GERD.	Tab.	In-house
E5555	U.S. EU	ACS (Acute Coronary Syndrome)/PAR-1 Inhibition This compound inhibits platelet aggregation and smooth-muscle proliferation based on PAR-1 inhibition. Phase II study for the treatment of ACS was initiated.	Tab.	In-house

- POC (Proof of Concept): Proof of drug concept in clinical study
- Subpart H application: It allows for early approval of promising drugs for diseases that are serious or life-threatening, where the new drug appears to provide benefit over available therapy.

2. Development in Japan

2-1 Approved

(Product) Name (Research Code)	Date	Description	Form.	Origin
CLEACTOR (E6010) (Additional indication)	Jul-05	Pulmonary Embolism A novel second generation t-PA with a structure modified by utilizing recombinant DNA techniques. First t-PA indicated for the treatment of pulmonary embolism in Japan.	Inj.	In-house

2-2 Filed for Approval

(Product) Name (Research Code)	Application	Description	Form.	Origin
T-614	Sep-03	Rheumatoid Arthritis (generic name: iguratimod) Suppresses lymphocyte proliferation, immunoglobulin production and production of inflammatory cytokines. Expected to treat chronic rheumatoid arthritis.	Tab.	Toyama Chemical
TAMBOCOR (E0735) (Additional indication)	Dec-04	Paroxysmal Atrial Fibrillation/Flutter The compound has already been approved as the treatment for ventricular tachyarrythmias in Japan and is filed for the treatment of sporadic atrial fibrillation/flutter.	Tab.	3M
PARIET (E3810) (Additional indication)	Mar-05	Eradication of *H. pylori* in Combination with Antibiotics Currently indicated for the treatment of peptic ulcers, erosive GERD, Zollinger-Ellison syndrome in Japan. Submitted for the eradication of *H. pylori* infection.	Tab.	In-house
ARICEPT (E2020) (Additional indication)	Dec-05	Severe Dementia due to Alzheimer's disease Currently indicated for the treatment of mild to moderate dementia due to Alzheimer's disease. Submitted for the treatment of severe dementia due to Alzheimer's disease.	Tab.	In-house
D2E7	Dec-05	Rheumatoid Arthritis/Human Anti TNF-alpha Monoclonal Antibody (generic name: adalimumab) By blocking the activity of Tumor Necrosis Factor- alpha (TNF-alpha) which plays a central role in inflammation in autoimmune diseases, D2E7 is expected to be effective in patients with rheumatoid arthritis(RA). Submitted for the treatment of RA.	Inj.	Abbott
PARIET (E3810) (Additional indication)	Mar-06	Symptomatic GERD Currently indicated for the treatment of peptic ulcers, erosive GERD, Zollinger-Ellison syndrome in Japan. Submitted for the treatment of symptomatic GERD.	Tab.	In-house

2-3 Phase III

(Product) Name (Research Code)	Expected Application	Description	Form.	Origin
KES524	FY2007	Obesity Management/Central Acting Serotonin & Noradrenaline Reuptake Inhibitor (generic name: sibutramine) Inhibits the reuptake of the cerebral neurotransmitters noradrenaline and serotonin, enhancing the feeling of satiety and increasing energy consumption resulting in loss of body weight. Phase III study in progress.	Cap.	Abbott

2-4 Phase II

(Product) Name (Research Code)	Description	Form.	Origin
E2014	Cervical Dystonia/Botulinum Toxin Type B Botulinum toxin acts on cholinergic nerve ending synapses and inhibits the release of acetylcholine to relax muscles.	Inj.	Solstice Neuro-Science
E0167	Recurrence of Hepatocellular Carcinoma/Vitamin K_2 Vitamin K_2 (menatetrenone) currently indicated for the treatment of osteoporosis. Now in Phase II study for the prevention of recurrence of hepatocellular carcinoma.	Cap.	In-house
D2E7	Psoriasis/Human Anti TNF-alpha Monoclonal Antibody (generic name: adalimumab) By blocking the activity of Tumor Necrosis Factor- alpha (TNF-alpha) which plays a central role in inflammation in autoimmune diseases, D2E7 is expected to be effective in patients with psoriasis. Currently submitted for rheumatoid arthritis. Now in Phase II study for psoriasis.	Inj.	Abbott
E7070	Anti-cancer/Cell Cycle G1 Phase Targeting Agent (generic name: indisulam) The compound induces apoptosis by inhibiting cell cycle progression in the G1 phase. Phase II for gastric cancer with a novel mechanism of action was initiated.	Inj.	In-house
IOMERON(E7337) (Additional dosage and administration)	X-ray Contrast Medium Currently indicated for CT(computerized tomography) angiography. Additional dosage and administration CT angiography is expected.	Inj.	Bracco
E7210 (Suspended)	Ultrasonic Contrast Medium Microbubbles of E7210 reflect ultrasound. Microbubbles do not disappear easily, thereby stable imaging is expected.	Inj.	Bracco

X. Major Events

Date	Description
May. 2006	Partial amendment of articles of corporation. <May 16, 2006 released>
	Providing stock options in the form of new stock issuance. <May 16, 2006 released>
	Joint development agreement with Nitto Denko on a transdermal patch formulation of *Aricept* was signed. <May 10, 2006 released>
	First clinical study for E2012, potential new treatment for Alzheimer's Disease will be initiated. <May 9, 2006 released>
Apr. 2006	Release about personal information documentation loss. <Apr. 21, 2006 released>
	Agreement with Dainippon Sumitomo Pharma of licensing for "*Gasmotin*", a gastroprokinetic agent, for countries in Asia including ASEAN members. <Apr. 17, 2006 released>
	Eisai R&D Management Co., Ltd. was established.
	5th mid-term strategic plan "Dramatic Leap Plan" was initiated.
Mar. 2006	Sales promotion agreement with Asahi Kasei Pharma for *Eril* in China signed. <Mar. 31, 2006 released>
	Agreement with DNAVEC on drug discovery research for vaccine therapy for Alzheimer's disease signed. <Mar. 30, 2006 released>
	Notice of shelf registration for stock options. <Mar. 29, 2006 released>
	Application for a new indication of non-erosive gastro-esophageal reflux disease for *Pariet* in Japan. <Mar. 27, 2006 released>
	Report of results from latest donepezil study in vascular dementia. <Mar. 16, 2006 released>
	E7070 development for breast cancer and colorectal cancer in the EU and U.S. was discontinued. (E7070 studies for gastric cancer is ongoing in Japan)
Feb. 2006	Policy for protection of the company's corporate value and common interests of shareholders. <Feb. 28, 2006 released>
	Announcement of the 5th mid-term strategic plan. <Feb. 28, 2006 released>
	Split-off of management function of the R&D division and other relevant function. <Feb. 24, 2006 released>
	FDA accepts sNDA application for *Aricept* in the treatment of severe Alzheimer's disease. <Feb. 14, 2006 released>
	Acquisition of severe chronic pain agent *Prialt* for Europe from Elan. <Feb. 9, 2006 released>
	Notice concerning revision of year end dividend forecast for fiscal year period (94th Company fiscal period) ending March 2006. <Feb. 2, 2006 released>
Jan. 2006	Establishment of a European strategic business hub in the U.K. <Jan. 24, 2006 released>
	Legal action taken against generic products of Eisai's *Selbex* capsule 50mg based on the Japanese Unfair Competition Prevention Law in the Japanese market. <Jan. 13, 2006 released>
	E5564 clinical development for endotoxin-related complications after coronary artery bypass graft surgery was discontinued in the EU/U.S.
Dec. 2005	Confirmation received that *Aricept Orodispersible Tablet* had successfully completed the Mutual Recognition Procedure in the 12 EU countries. <Dec. 27, 2005 released>
	New drug application for rheumatoid arthritis drug adalimumab (D2E7) submitted in Japan. <Dec. 26, 2005 released>
	A new indication of severe Alzheimer's disease for *Aricept* in Japan applied. <Dec. 22, 2005 released>
	sNDA application for *Aricept* for treatment of severe Alzheimer's disease resubmitted to the FDA. <Dec. 19, 2005 released>
	Phase II data on E7389, a potential new therapy for the treatment of breast cancer, presented at U.S. conference. <Dec. 12, 2005 released>
	U.S. legal action over *Aricept* ANDA filing commenced. <Dec. 8, 2005 released>

* Events are posted in accordance with execution date.

Date	Description
Nov. 2005	Termination of marketing alliance with sanofi-aventis on *Rulid* Tablets. <Nov. 25, 2005 released>
	Eisai resubmits NDA application for the anti-epilepsy drug Rufinamide to the FDA. <Nov. 18, 2005 released>
	SELBELLE Tablets launched by Eisai medication that improves stomach function by protecting gastric mucosa from stomach acid. <Nov. 1, 2005 released>
Oct. 2005	Licensed E6020 vaccine adjuvant to Sanofi Pasteur SA. <Oct. 28, 2005 released>
	Announced the sNDA application for *Aricept* for the treatment of severe Alzheimer's disease in U.S. <Oct. 28, 2005 released>
	Eisai and TorreyPines Therapeutics entered into a new alliance contract regarding a new genetic research program for Alzheimer's disease. <Oct. 11, 2005 released>
	E3620 for gastrointestinal motility disorders was discontinued in Japan.
Sep. 2005	Dainippon Pharmaceutical (currently Dainippon Sumitomo Pharma) and Eisai signed worldwide licensing agreement outside Japan for a potential new treatment for diabetic complication. <Sep. 29, 2005 released>
	Exclusive in-license of all U.S. promotional rights for an injectable anti-clotting agent *Fragmin* from Pfizer. <Sep. 28, 2005 released>
	Lost hard disk drive containing personal information in Japan. <Sep. 22, 2005 released>
	Submitted new drug application for the anti-epileptic agent Rufinamide to the FDA. <Sep. 13, 2005 released>
	Change of the distribution company from Aventis Pharma (currently sanofi-aventis) to Eisai for "*Actonel Tablets*" of Ajinomoto in Japan. <Sep. 12, 2005 released>
	Subsidiary in India launched *Aricep* (donepezil HCl) and *Parit* (rabeprazole sodium).
	Sanko Junyaku and Eisai initiated co-promoting Yamasa Corporation's diagnostic kit for interstitial pneumonia, *SP-D EIA KIT YAMASA*. <Aug. 24, 2005 released>
Aug. 2005	Submitted application to FDA for Aricept for treatment of severe Alzheimer's disease. <Sep. 1, 2005 released>
	Successful results in a Phase II study of E5564 (eritoran) for treatment of severe sepsis. <Aug. 29, 2005 released>
	Strategic alliance with BioArctic Neuroscience to develop immunotherapy for Alzheimer's disease. <Aug. 26, 2005 released>
	Launch of antiasthmatic, antitussive and expectorant, "*Asthphyllin S*" tablets in Japan. <Aug. 22, 2005 released>
Jul. 2005	Approval of *Cleactor* for pulmonary embolism in Japan. <Aug. 2, 2005 released>
	Establishment of a pharmaceuticals marketing subsidiary in Sweden. <Jul. 14, 2005 released>
	Concerning stock options (stock acquisition rights) including the amount paid in upon the exercise of stock options. <Jul 1, 2005 released>
Jun. 2005	Launch of Zonegran (zonisamide), treatment for epilepsy In the U.K. and Germany. <Jun. 27, 2005 released>
	Allotment of stock options (stock acquisition rights). <Jun. 24, 2005 released>
	Establishment of a pharmaceuticals marketing subsidiary in Switzerland. <Jun 9, 2005 released>
	Cleactor for cerebral embolism was discontinued in Japan.
	Aricept orodispersible tablet (ODT) launched in the U.S.
May 2005	Theft of a computer of Eisai's subsidiary Sanko Junyaku containing personal information. <May 30, 2005 released>
	Marketing authorization approval for *Aricept Evess*, orodispersible tablet in the U.K. <May 24, 2005 released>
	Providing stock options in the form of new stock issuance. <May 16, 2005 released>
Apr. 2005	Eisai and Abbott signed a joint development agreement for new indication, psoriasis, of anti-rheumatic agent D2E7 (adalimumab) in Japan. <Apr. 11, 2005 released>
	The merger of two subsidiaries in Taiwan. <Apr. 1, 2005 released>

* Events are posted in accordance with execution date.